GEORGIA POWER COMPANY

2012 ANNUAL REPORT

GEORGIA POWER
A SOUTHERN COMPANY

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING
Georgia Power Company 2012 Annual Report

The management of Georgia Power Company (the Company) is responsible for establishing and maintaining an adequate system of internal control over financial reporting as required by the Sarbanes-Oxley Act of 2002 and as defined in Exchange Act Rule 13a-15(f). A control system can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

Under management's supervision, an evaluation of the design and effectiveness of the Company's internal control over financial reporting was conducted based on the framework in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, management concluded that the Company's internal control over financial reporting was effective as of December 31, 2012.

W. Paul Bowers
President and Chief Executive Officer

Ronnie R. Labrato
Executive Vice President, Chief Financial Officer, and Treasurer

February 27, 2013

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of
Georgia Power Company

We have audited the accompanying balance sheets and statements of capitalization of Georgia Power Company (the Company) (a wholly owned subsidiary of The Southern Company) as of December 31, 2012 and 2011, and the related statements of income, comprehensive income, common stockholder's equity, and cash flows for each of the three years in the period ended December 31, 2012. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements (pages 31 to 80) present fairly, in all material respects, the financial position of Georgia Power Company as of December 31, 2012 and 2011, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2012, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

Atlanta, Georgia
February 27, 2013

OVERVIEW

Business Activities

Georgia Power Company (the Company) operates as a vertically integrated utility providing electricity to retail customers within its traditional service area located within the State of Georgia and to wholesale customers in the Southeast.

Many factors affect the opportunities, challenges, and risks of the Company's business of selling electricity. These factors include the ability to maintain a constructive regulatory environment, to maintain and grow energy sales given economic conditions, and to effectively manage and secure timely recovery of costs. These costs include those related to projected long-term demand growth, increasingly stringent environmental standards, reliability, and fuel. In addition, the Company is currently constructing two new nuclear generating units at Plant Vogtle (Plant Vogtle Units 3 and 4) to increase its generation diversity. Appropriately balancing required costs and capital expenditures with customer prices will continue to challenge the Company for the foreseeable future. In 2010, the Georgia Public Service Commission (PSC) approved an Alternate Rate Plan for the years 2011 through 2013 (2010 ARP), including base rate increases of approximately $562 million, $20 million, $122 million, and $74 million effective January 1, 2011, January 1, 2012, April 1, 2012, and January 1, 2013, respectively. The Company is scheduled to file its next base rate case by July 1, 2013.

Key Performance Indicators

The Company continues to focus on several key performance indicators. These indicators include customer satisfaction, plant availability, system reliability, and net income after dividends on preferred and preference stock. The Company's financial success is directly tied to customer satisfaction. Key elements of ensuring customer satisfaction include outstanding service, high reliability, and competitive prices. Management uses customer satisfaction surveys and reliability indicators to evaluate the Company's results.

Peak season equivalent forced outage rate (Peak Season EFOR) is an indicator of fossil/hydro plant availability and efficient generation fleet operations during the months when generation needs are greatest. The rate is calculated by dividing the number of hours of forced outages by total generation hours. The 2012 fossil/hydro Peak Season EFOR did not meet the target due to an unplanned outage at Plant Bowen. Transmission and distribution system reliability performance is measured by the frequency and duration of outages. Performance targets for reliability are set internally based on historical performance. The 2012 performance exceeded target for these reliability measures.

Net income after dividends on preferred and preference stock is the primary measure of the Company's financial performance. The Company's 2012 results compared to its targets for some of these key indicators are reflected in the following chart:

Key Performance Indicator	2012 Target Performance	2012 Actual Performance
Customer Satisfaction	**Top quartile in customer surveys**	**Top quartile**
Peak Season EFOR — fossil/hydro	**4.99% or less**	**5.31%**
Net Income After Dividends on Preferred and Preference Stock	**$1.14 billion**	**$1.17 billion**

See RESULTS OF OPERATIONS herein for additional information on the Company's financial performance. The performance achieved in 2012 reflects the continued emphasis that management places on these indicators, as well as the commitment shown by employees in achieving or exceeding management's expectations.

Earnings

The Company's 2012 net income after dividends on preferred and preference stock totaled $1.2 billion representing a $23 million, or 2.0%, increase over the previous year. The increase was due primarily to lower operations and maintenance expenses resulting from cost containment efforts in 2012 and retail revenue rate effects as authorized under the 2010 ARP. These increases were partially offset by lower operating revenues as a result of milder weather in 2012 and a decrease in customer usage, lower allowance for funds used during construction (AFUDC) equity, higher depreciation and amortization, primarily as a result of completing construction of Plant McDonough-Atkinson Units 4 and 5, higher income taxes, and higher interest expense reflecting a 2011 settlement of tax litigation with the Georgia Department of Revenue (DOR).

The Company's 2011 net income after dividends on preferred and preference stock totaled $1.1 billion representing a $195 million, or 20.5%, increase over the previous year. The increase was due primarily to increases in retail base revenues, effective January 1, 2011, as authorized under the 2010 ARP and the financing costs associated with the construction of Plant Vogtle Units 3 and 4, collected through the Nuclear Construction Cost Recovery (NCCR) tariff, partially offset by closer to normal weather in 2011 when compared to 2010, higher non-fuel operating expenses, lower AFUDC equity, and higher income taxes. The increase was also due to a reduction in interest expense arising from the settlement of tax litigation with the Georgia DOR, partially offset by a decrease in the amortization of the regulatory liability related to other cost of removal obligations.

RESULTS OF OPERATIONS

A condensed income statement for the Company follows:

	Amount	Increase (Decrease) from Prior Year	
	2012	**2012**	2011
	(in millions)		
Operating revenues	**$ 7,998**	**$ (802)**	$ 451
Fuel	**2,051**	**(738)**	(313)
Purchased power	**981**	**(122)**	157
Other operations and maintenance	**1,644**	**(133)**	43
Depreciation and amortization	**745**	**30**	157
Taxes other than income taxes	**374**	**5**	25
Total operating expenses	**5,795**	**(958)**	69
Operating income	**2,203**	**156**	382
Allowance for equity funds used during construction	**53**	**(43)**	(51)
Interest expense, net of amounts capitalized	**366**	**23**	(32)
Other income (expense), net	**(17)**	**(4)**	4
Income taxes	**688**	**63**	172
Net income	**1,185**	**23**	195
Dividends on preferred and preference stock	**17**	**—**	—
Net income after dividends on preferred and preference stock	**$ 1,168**	**$ 23**	$ 195

Operating Revenues

Details of operating revenues were as follows:

	Amount	
	2012	2011
	(in millions)	
Retail — prior year	**$ 8,099**	$ 7,608
Estimated change in —		
Rates and pricing	**166**	703
Sales growth (decline)	**(26)**	(9)
Weather	**(147)**	(105)
Fuel cost recovery	**(730)**	(98)
Retail — current year	**7,362**	8,099
Wholesale revenues —		
Non-affiliates	**281**	341
Affiliates	**20**	32
Total wholesale revenues	**301**	373
Other operating revenues	**335**	328
Total operating revenues	**$ 7,998**	$ 8,800
Percent change	**(9.1)%**	5.4%

Retail base revenues of $4.8 billion in 2012 were flat compared to 2011 primarily due to milder weather in 2012, decreased customer usage, and lower contributions from market-driven rates from commercial and industrial customers, partially offset by base tariff increases effective April 1, 2012 related to placing Plant McDonough-Atkinson Units 4 and 5 in service, as well as for the collection of financing costs associated with the construction of Plant Vogtle Units 3 and 4 through the NCCR tariff and demand-side management programs effective January 1, 2012, as approved by the Georgia PSC, and the rate pricing effect of decreased customer usage. In 2012, residential base revenues increased $17 million, or 0.8%, commercial base revenues increased $11 million, or 0.6%, and industrial base revenues decreased $36 million, or 5.4%, compared to 2011. Economic uncertainty continues to impact residential, commercial, and industrial base revenues.

Retail base revenues of $4.8 billion in 2011 increased by $588 million, or 14.0%, from 2010 primarily due to increases authorized under the 2010 ARP, which became effective January 1, 2011. This increase was partially offset by closer to normal weather in 2011 compared to 2010. The increase in base revenues also included the collection of financing costs associated with the construction of Plant Vogtle Units 3 and 4 through the NCCR tariff effective January 1, 2011. See "Allowance for Funds Used During Construction Equity," "Interest Expense, Net of Amounts Capitalized," and FUTURE EARNINGS POTENTIAL – "PSC Matters – Nuclear Construction" herein for additional information. In 2011, residential base revenues increased $225 million, or 11.8%, commercial base revenues increased $236 million, or 14.1%, and industrial base revenues increased $118 million, or 21.4%, compared to 2010.

See "Energy Sales" below for a discussion of changes in the volume of energy sold, including changes related to sales growth (decline) and weather.

Electric rates include provisions to adjust billings for fluctuations in fuel costs, including the energy component of purchased power costs. Under these fuel cost recovery provisions, fuel revenues generally equal fuel expenses, including the fuel component of purchased power, and do not affect net income. The Company further lowered fuel rates effective January 1, 2013. See FUTURE EARNINGS POTENTIAL – "PSC Matters – Fuel Cost Recovery" herein for additional information.

Wholesale revenues from sales to non-affiliated utilities were as follows:

	2012	2011	2010
		(in millions)	
Other power sales —			
Capacity and other	**$ 177**	$ 177	$ 155
Energy	**104**	164	194
Total	**281**	341	349
Unit power sales —			
Capacity	**—**	—	18
Energy	**—**	—	13
Total	**—**	—	31
Total non-affiliated	**$ 281**	$ 341	$ 380

Wholesale revenues from sales to non-affiliates consist of power purchase agreements (PPA) and short-term opportunity sales, and, in 2010, from a unit power sales agreement. Capacity revenues reflect the recovery of fixed costs and a return on investment. Wholesale revenues from sales to non-affiliates will vary depending on fuel prices, the market prices of wholesale energy compared to the cost of the Company's and the Southern Company system's generation, demand for energy within the Southern Company system's service territory, and the availability of the Southern Company system's generation. Increases and decreases in energy revenues that are driven by fuel prices are accompanied by an increase or decrease in fuel costs and do not have a significant impact on net income. Short-term opportunity sales are made at market-based rates that generally provide a margin above the Company's variable cost of energy.

Revenues from other non-affiliated sales decreased $60 million, or 17.6%, in 2012 and $8 million, or 2.3%, in 2011. The decrease in 2012 was primarily due to a 24.9% decrease in kilowatt-hour (KWH) sales due to lower demand resulting from milder weather and the availability of market energy at a lower cost than Company-owned generation. The decrease in 2011 was primarily due to a 16.3% decrease in KWH sales reflecting lower demand resulting from both more normal weather in 2011 compared to 2010 and the lower market costs of available energy compared to Company-owned generation.

Wholesale revenues from sales to affiliated companies will vary from year to year depending on demand and the availability and cost of generating resources at each company. These affiliated sales and purchases are made in accordance with the Intercompany Interchange Contract (IIC), as approved by the Federal Energy Regulatory Commission (FERC). These transactions do not have a significant impact on earnings since this energy is generally sold at marginal cost. In 2012 and 2011, wholesale revenues from sales to affiliates decreased $12 million and $21 million from the prior year, respectively, due to decreases of 4.2% and 37.4%, respectively, in KWH sales as a result of lower demand because the market cost of available energy was lower than the cost of Company-owned generation. In 2012, lower demand also resulted from the milder weather.

Other operating revenues increased $7 million, or 2.1%, in 2012 from the prior year primarily due to higher revenues from outdoor lighting and pole attachments. Other operating revenues increased $20 million, or 6.5%, in 2011 from the prior year primarily due to new contracts that replaced the transmission component of a unit power sales agreement that expired in 2010 and increased usage of the Company's transmission system by non-affiliate companies.

Energy Sales

Changes in revenues are influenced heavily by the change in the volume of energy sold from year to year. KWH sales for 2012 and the percent change by year were as follows:

	Total KWHs	Total KWH Percent Change		Weather-Adjusted Percent Change	
	2012	**2012**	2011	**2012**	2011
	(in billions)				
Residential	**25.7**	**(5.4)%**	(7.5)%	**0.3 %**	(0.4)%
Commercial	**32.3**	**(1.9)**	(2.8)	**(0.6)**	(0.4)
Industrial	**23.1**	**(1.8)**	1.3	**(1.2)**	1.6
Other	**0.7**	**(2.5)**	(0.9)	**(2.0)**	(0.6)
Total retail	**81.8**	**(3.0)**	(3.3)	**(0.5)%**	0.2 %
Wholesale					
Non-affiliates	**2.9**	**(24.9)**	(16.3)		
Affiliates	**0.6**	**(4.2)**	(37.4)		
Total wholesale	**3.5**	**(22.0)**	(20.0)		
Total energy sales	**85.3**	**(4.0)%**	(4.3)%		

Changes in retail energy sales are comprised of changes in electricity usage by customers, changes in weather, and changes in the number of customers.

In 2012, KWH sales for all customer classes decreased compared to 2011 primarily due to milder weather in 2012. Economic uncertainty continues to impact sales for all customer classes as well; however, an increase of approximately 15,000 new residential customers in 2012 contributed to a slight increase in weather-adjusted residential KWH sales.

In 2011, residential and commercial KWH sales decreased compared to 2010 primarily due to closer to normal weather in 2011 compared to 2010. Industrial KWH sales increased in 2011 compared to 2010 primarily due to increased demand in the primary metals sector.

See "Operating Revenues" above for a discussion of significant changes in wholesale sales to non-affiliates and affiliated companies.

Fuel and Purchased Power Expenses

Fuel costs constitute the single largest expense for the Company. The mix of fuel sources for generation of electricity is determined primarily by demand, the unit cost of fuel consumed, and the availability of generating units. Additionally, the Company purchases a portion of its electricity needs from the wholesale market.

Details of the Company's generation and purchased power were as follows:

	2012	2011	2010
Total generation *(billions of KWHs)*	**59.8**	65.5	75.3
Total purchased power *(billions of KWHs)*	**28.7**	26.8	21.7
Sources of generation *(percent)* -			
Coal	**39**	62	67
Nuclear	**27**	23	21
Gas	**33**	13	10
Hydro	**1**	2	2
Cost of fuel, generated *(cents per net KWH)* -			
Coal	**4.63**	4.70	4.53
Nuclear	**0.87**	0.78	0.66
Gas	**3.02**	4.92	5.75
Average cost of fuel, generated *(cents per net KWH)*	**3.07**	3.80	3.82
Average cost of purchased power *(cents per net KWH)* *	**4.24**	5.38	5.64

* Average cost of purchased power includes fuel purchased by the Company for tolling agreements where power is generated by the provider.

Fuel and purchased power expenses were $3.0 billion in 2012, a decrease of $860 million, or 22.1%, compared to 2011. The decrease was primarily due to a $703 million decrease in the average cost of fuel and purchased power primarily due to lower natural gas prices and a $259 million decrease in the volume of KWHs generated as a result of lower customer demand from milder weather in 2012. These decreases were partially offset by a $102 million increase in the volume of KWHs purchased as the market cost of available energy was lower than the additional Company-owned generation available.

Fuel and purchased power expenses were $3.9 billion in 2011, a decrease of $156 million, or 3.9%, compared to 2010. The decrease was primarily due to an $86 million decrease in the average cost of purchased power and gas, partially offset by increases in the average cost of coal and nuclear fuel. The decrease was also due to a $358 million decrease related to fewer KWHs generated as a result of lower customer demand, partially offset by a $288 million increase in KWHs purchased as the market cost of energy was lower than the additional Company-owned generation available.

From an overall global market perspective, coal prices decreased from levels experienced in 2011 due to lower demand. In the U.S., this decrease was due primarily to relatively lower domestic natural gas prices that contributed to displacement of coal generation by natural gas-fueled generating units. Lower domestic natural gas prices in 2012 were driven by continued robust supplies, including production from shale gas, and only modest increases in overall U.S. consumption.

Uranium prices began to decrease during the second half of 2012 as extended reactor shutdowns in Europe and Asia caused global demand for uranium to drop below the level of previous years, while production increased. Changes in the cost of fuel for nuclear generation tend to lag behind changes in uranium market prices. Even though uranium prices decreased slightly during 2012, the cost of fuel for nuclear generation increased in 2012, reflecting the higher uranium prices from previous years when the uranium was purchased.

Fuel and purchased power energy transactions do not have a significant impact on earnings since these fuel expenses are generally offset by fuel revenues through the Company's fuel cost recovery mechanism. See FUTURE EARNINGS POTENTIAL – "PSC Matters – Fuel Cost Recovery" herein for additional information.

Fuel

Fuel expense was $2.1 billion in 2012, a decrease of $738 million, or 26.5%, compared to 2011. The decrease was primarily due to an 8.4% decrease in KWHs generated as a result of lower demand and a 19.2% decrease in the average cost of fuel per KWH generated primarily due to lower natural gas prices. In addition, the Company's fuel mix for generation changed from 62% coal and 13% natural gas in 2011 to 39% coal and 33% natural gas in 2012 primarily due to the completion of the Plant McDonough-Atkinson combined cycle units. Fuel expenses were $2.8 billion in 2011, a decrease of $313 million, or 10.1%, compared to 2010. The decrease was primarily due to a 14.4% decrease in the average cost of gas and a 12.7% decrease in KWHs generated, partially offset by 18.2% and 3.8% increases in the average cost of nuclear fuel and coal, respectively.

Purchased Power - Non-Affiliates

Purchased power expense from non-affiliates was $315 million in 2012, a decrease of $75 million, or 19.2%, compared to 2011. The decrease was due to a 23.8% decrease in the average cost per KWH purchased primarily due to lower natural gas prices, partially offset by a 7.0% increase in the volume of KWHs purchased as the market cost of available energy was lower than the cost of additional Company-owned generation. Purchased power expense from non-affiliates was $390 million in 2011, an increase of $22 million, or 6.0%, compared to 2010. The increase was primarily due to a 13.1% increase in the volume of KWHs purchased as the market cost of available energy was lower than the additional Company-owned generation, partially offset by a 4.2% decrease in the average cost per KWH purchased primarily due to lower natural gas prices.

Energy purchases from non-affiliates will vary depending on the market prices of wholesale energy as compared to the cost of the Southern Company system's generation, demand for energy within the Southern Company system's service territory, and the availability of the Southern Company system's generation.

Purchased Power - Affiliates

Purchased power expense from affiliates was $666 million in 2012, a decrease of $47 million, or 6.6%, compared to 2011. The decrease was primarily due to a 20.2% decrease in the average cost per KWH purchased, reflecting lower natural gas prices, partially offset by a 7.1% increase in the volume of KWHs purchased as the cost of the available energy was lower than the cost of Company-owned generation available. Purchased power expense from affiliates was $713 million in 2011, an increase of $135 million, or 23.4%, compared to 2010. The increase was primarily due to a 26.8% increase in the volume of KWHs purchased as the cost of available energy was lower than the cost of Company-owned generation available, partially offset by a 2.9% decrease in the average cost per KWH purchased, reflecting lower natural gas prices.

Energy purchases from affiliates will vary depending on the demand and the availability and cost of generating resources at each company within the Southern Company system. These purchases are made in accordance with the IIC or other contractual agreements, all as approved by the FERC.

Other Operations and Maintenance Expenses

In 2012, other operations and maintenance expenses decreased $133 million, or 7.5%, compared to 2011. The decrease was primarily due to the timing of planned generation outages and decreases in transmission and distribution maintenance as a result of cost containment efforts to offset the effects of milder weather in 2012 and a decrease in uncollectible account expense of $24 million, as a result of lower revenues, a slightly improving economy, and change in the customer deposit policy, partially offset by a net increase in pension and other employee benefit-related expenses of $14 million.

In 2011, other operations and maintenance expenses increased $43 million, or 2.5%, compared to 2010. The increase was due to a $22 million increase in customer assistance expenses related to new demand side management programs in 2011, an $8 million increase in uncollectible account expense as a result of higher revenues and economic conditions, and a $6 million increase in workers compensation expense resulting from a higher volume of claims.

Depreciation and Amortization

Depreciation and amortization increased $30 million, or 4.2%, in 2012 compared to 2011. The increase was primarily due to an increase of $50 million in depreciation on additional plant in service primarily related to new generation at Plant McDonough-Atkinson Units 4 and 5, partially offset by $27 million in amortization of the regulatory liability for state income tax credits as authorized by the Georgia PSC. See Note 1 to the financial statements under "Regulatory Assets and Liabilities" for additional information.

Depreciation and amortization increased $157 million, or 28.1%, in 2011 compared to 2010. The increase was primarily due to a $142 million decrease in the amortization of the regulatory liability related to other cost of removal obligations as authorized by the Georgia PSC. See FUTURE EARNINGS POTENTIAL – "PSC Matters – Rate Plans" herein and Note 3 to the financial statements under "Retail Regulatory Matters – Rate Plans" for additional information.

See Note 1 to the financial statements under "Depreciation and Amortization" for additional information.

Taxes Other Than Income Taxes

In 2012, taxes other than income taxes increased $5 million, or 1.4%, compared to 2011. The increase was primarily due to a $20 million increase in property taxes, partially offset by a $12 million decrease in municipal franchise fees resulting from lower retail revenues in 2012.

In 2011, taxes other than income taxes increased $25 million, or 7.3%, compared to 2010 primarily due to a $17 million increase in property taxes and a $9 million increase in municipal franchise fees related to an increase in retail revenues.

Allowance for Funds Used During Construction Equity

AFUDC equity decreased $43 million, or 44.8%, in 2012 compared to the prior year primarily due to the completion of Plant McDonough-Atkinson Units 4, 5, and 6 in December 2011, April 2012, and October 2012, respectively.

AFUDC equity decreased $51 million, or 34.7%, in 2011 compared to the prior year primarily due to the inclusion of construction costs for Plant Vogtle Units 3 and 4 in rate base effective January 1, 2011 in accordance with the Georgia Nuclear Energy Financing Act and a Georgia PSC order. This action reduced the amount of AFUDC capitalized with an offsetting increase in operating revenues through the NCCR tariff. See Note 3 to the financial statements under "Retail Regulatory Matters – Nuclear Construction."

Interest Expense, Net of Amounts Capitalized

In 2012, interest expense, net of amounts capitalized increased $23 million, or 6.7%, from the prior year primarily due to a $23 million reduction in interest expense in 2011 resulting from the settlement of litigation with the Georgia DOR, a $16 million decrease in AFUDC debt in 2012 primarily due to the completion of Plant McDonough-Atkinson Units 4 and 5 discussed previously, and a net increase of $18 million in interest expense related to outstanding senior notes. The increase was partially offset by reductions in expense related to pollution control revenue bonds, the redemption of all trust preferred securities in September 2011, and the conclusion of certain state and federal income tax audits in 2012 of $13 million, $9 million, and $9 million, respectively.

In 2011, interest expense, net of amounts capitalized decreased $32 million, or 8.5%, from the prior year primarily due to a reduction of $23 million in interest expense related to the settlement of litigation with the Georgia DOR and lower interest expense on existing variable rate pollution control revenue bonds, partially offset by a reduction in AFUDC debt due to the inclusion of construction costs for Plant Vogtle Units 3 and 4 in rate base as discussed previously.

Income Taxes

Income taxes increased $63 million, or 10.1%, in 2012 compared to the prior year primarily due to higher pre-tax earnings, an increase in non-deductible book depreciation, and a decrease in non-taxable AFUDC equity, partially offset by state income tax credits.

Income taxes increased $172 million, or 38.0%, in 2011 compared to the prior year primarily due to higher pre-tax earnings, a decrease in non-taxable AFUDC equity, and the recognition in 2010 of certain state income tax credits.

See "Allowance for Funds Used During Construction Equity" herein for additional information.

Effects of Inflation

The Company is subject to rate regulation that is generally based on the recovery of historical and projected costs. The effects of inflation can create an economic loss since the recovery of costs could be in dollars that have less purchasing power. Any adverse effect of inflation on the Company's results of operations has not been substantial in recent years.

FUTURE EARNINGS POTENTIAL

General

The Company operates as a vertically integrated utility providing electricity to retail customers within its traditional service area located within the State of Georgia and to wholesale customers in the Southeast. Prices for electricity provided by the Company to retail customers are set by the Georgia PSC under cost-based regulatory principles. Prices for wholesale electricity sales, interconnecting transmission lines, and the exchange of electric power are regulated by the FERC. Retail rates and earnings are reviewed and may be adjusted periodically within certain limitations. See ACCOUNTING POLICIES – "Application of Critical Accounting Policies and Estimates – Electric Utility Regulation" herein and Note 3 to the financial statements under "Retail Regulatory Matters" for additional information about regulatory matters.

The results of operations for the past three years are not necessarily indicative of future earnings potential. The level of the Company's future earnings depends on numerous factors that affect the opportunities, challenges, and risks of the Company's business of selling electricity. These factors include the Company's ability to maintain a constructive regulatory environment that continues to allow for the timely recovery of prudently-incurred costs during a time of increasing costs and the successful completion of ongoing construction projects. Future earnings in the near term will depend, in part, upon maintaining energy sales which is subject to a number of factors. These factors include weather, competition, new energy contracts with neighboring utilities, energy conservation practiced by customers, the price of electricity, the price elasticity of demand, and the rate of economic growth or decline in the Company's service territory. Changes in economic conditions impact sales for the Company, and the pace of the economic recovery remains uncertain. The timing and extent of the economic recovery will impact growth and may impact future earnings.

In 2012, the Company's generating capacity increased 1,680 megawatts (MWs), net of retirements of 284 MWs, due to the completion of Plant McDonough-Atkinson Units 5 and 6. New generating capacity is approved by the Georgia PSC through the Integrated Resource Plan (IRP) process. See "PSC Matters – Integrated Resource Plans" herein and Note 3 to the financial statements under "Retail Regulatory Matters – Integrated Resource Plans" for additional information.

Environmental Matters

Compliance costs related to federal and state environmental statutes and regulations could affect earnings if such costs cannot continue to be fully recovered in rates on a timely basis. Environmental compliance spending over the next several years may differ materially from the amounts estimated. The timing, specific requirements, and estimated costs could change as environmental statutes and regulations are adopted or modified. The Company's environmental compliance cost recovery (ECCR) tariff allows for the recovery of capital and operations and maintenance costs related to environmental controls mandated by state and federal regulations. Further, higher costs that are recovered through regulated rates could contribute to reduced demand for electricity, which could negatively affect results of operations, cash flows, and financial condition. See Note 3 to the financial statements under "Environmental Matters" for additional information.

New Source Review Actions

In 1999, the Environmental Protection Agency (EPA) brought a civil action in the U.S. District Court for the Northern District of Georgia against certain Southern Company subsidiaries, including the Company, alleging that these subsidiaries had violated the New Source Review (NSR) provisions of the Clean Air Act and related state laws at certain coal-fired generating facilities. The EPA alleged NSR violations at three coal-fired generating facilities operated by the Company and five coal-fired generating facilities operated by Alabama Power Company (Alabama Power). The civil action sought penalties and injunctive relief, including an order requiring installation of the best available control technology at the affected units. The case against the Company was administratively closed in 2001 and has not been reopened.

The Company believes it complied with applicable laws and regulations in effect at the time the work in question took place. The Clean Air Act authorizes maximum civil penalties of $25,000 to $37,500 per day, per violation, depending on the date of the alleged violation. An adverse outcome could require substantial capital expenditures that cannot be determined at this time and could possibly require payment of substantial penalties. Such expenditures could affect future results of operations, cash flows, and financial condition if such costs are not recovered through regulated rates. The ultimate outcome of this matter cannot be determined at this time.

Climate Change Litigation

Kivalina Case

In 2008, the Native Village of Kivalina and the City of Kivalina filed a lawsuit in the U.S. District Court for the Northern District of California against several electric utilities (including Southern Company), several oil companies, and a coal company. The plaintiffs allege that the village is being destroyed by erosion allegedly caused by global warming that the plaintiffs attribute to emissions of greenhouse gases by the defendants. The plaintiffs assert claims for public and private nuisance and contend that some of the defendants (including Southern Company) acted in concert and are therefore jointly and severally liable for the plaintiffs' damages. The suit seeks damages for lost property values and for the cost of relocating the village, which is alleged to be $95 million to $400 million. In 2009, the U.S. District Court for the Northern District of California granted the defendants' motions to dismiss the case. On September 21, 2012, the U.S. Court of Appeals for the Ninth Circuit upheld the U.S. District Court for the Northern District of California's dismissal of the case. On November 27, 2012, the U.S. Court of Appeals for the Ninth Circuit denied the plaintiffs' request for review of the decision. On February 25, 2013, the plaintiffs filed a petition for writ of certiorari with the U.S. Supreme Court. Southern Company believes that these claims are without merit. The ultimate outcome of this matter cannot be determined at this time.

Hurricane Katrina Case

In 2005, immediately following Hurricane Katrina, a lawsuit was filed in the U.S. District Court for the Southern District of Mississippi by Ned Comer on behalf of Mississippi residents seeking recovery for property damage and personal injuries caused by Hurricane Katrina. In 2006, the plaintiffs amended the complaint to include Southern Company and many other electric utilities, oil companies, chemical companies, and coal producers. The plaintiffs allege that the defendants contributed to climate change, which contributed to the intensity of Hurricane Katrina. In 2007, the U.S. District Court for the Southern District of Mississippi dismissed the case. On appeal to the U.S. Court of Appeals for the Fifth Circuit, a three-judge panel reversed the U.S.

District Court for the Southern District of Mississippi, holding that the case could proceed, but, on rehearing, the full U.S. Court of Appeals for the Fifth Circuit dismissed the plaintiffs' appeal, resulting in reinstatement of the decision of the U.S. District Court for the Southern District of Mississippi in favor of the defendants. In May 2011, the plaintiffs filed an amended version of their class action complaint, arguing that the earlier dismissal was on procedural grounds and under Mississippi law the plaintiffs have a right to re-file. The amended complaint was also filed against numerous chemical, coal, oil, and utility companies, including the Company. On March 20, 2012, the U.S. District Court for the Southern District of Mississippi dismissed the plaintiffs' amended complaint. On April 16, 2012, the plaintiffs appealed the case to the U.S. Court of Appeals for the Fifth Circuit. The Company believes that these claims are without merit. The ultimate outcome of this matter cannot be determined at this time.

Environmental Statutes and Regulations

General

The Company's operations are subject to extensive regulation by state and federal environmental agencies under a variety of statutes and regulations governing environmental media, including air, water, and land resources. Applicable statutes include the Clean Air Act; the Clean Water Act; the Comprehensive Environmental Response, Compensation, and Liability Act; the Resource Conservation and Recovery Act; the Toxic Substances Control Act; the Emergency Planning & Community Right-to-Know Act; the Endangered Species Act; and related federal and state regulations. Compliance with these environmental requirements involves significant capital and operating costs, a major portion of which is expected to be recovered through existing ratemaking provisions. Through 2012, the Company had invested approximately $4.0 billion in environmental capital retrofit projects to comply with these requirements, with annual totals of approximately $152 million, $113 million, and $217 million in 2012, 2011, and 2010, respectively. The Company expects that capital expenditures to comply with existing statutes and regulations, including capital expenditures and compliance costs associated with the EPA's final Mercury and Air Toxics Standards (MATS) rule, will be a total of approximately $1.3 billion from 2013 through 2015, with annual totals of approximately $476 million, $441 million, and $392 million for 2013, 2014, and 2015, respectively.

The Company continues to monitor the development of the EPA's proposed water and coal combustion byproducts rules and to evaluate compliance options. Based on its preliminary analysis and an assumption that coal combustion byproducts will continue to be regulated as non-hazardous solid waste under the proposed rule, the Company does not anticipate that material compliance costs with respect to these proposed rules will be required during the period of 2013 through 2015. The ultimate capital expenditures and compliance costs with respect to these proposed rules, including additional expenditures required after 2015, will be dependent on the requirements of the final rules and regulations adopted by the EPA and the outcome of any legal challenges to these rules. See "Water Quality" and "Coal Combustion Byproducts" herein for additional information.

The Company's ultimate environmental compliance strategy, including potential unit retirement and replacement decisions, and future environmental capital expenditures will be affected by the final requirements of new or revised environmental regulations and regulations relating to global climate change that are promulgated, including the proposed environmental regulations described below; the outcome of any legal challenges to the environmental rules; the cost, availability, and existing inventory of emissions allowances; and the Company's fuel mix. Compliance costs may arise from existing unit retirements, installation of additional environmental controls, upgrades to the transmission system, and adding or changing fuel sources for certain existing units. The ultimate outcome of these matters cannot be determined at this time. See "PSC Matters – Integrated Resource Plans" herein for additional information on planned unit retirements and fuel conversions.

Southern Electric Generating Company (SEGCO), a subsidiary of the Company, is jointly owned with Alabama Power. As part of its environmental compliance strategy, SEGCO plans to add natural gas as the primary fuel source for its generating units in 2015. The capacity of SEGCO's units is sold equally to the Company and Alabama Power through a PPA. The impact of SEGCO's ultimate compliance strategy on such PPA costs cannot be determined at this time; however, if such costs cannot continue to be recovered through retail rates, they could have a material financial impact on the Company's financial statements. See Note 4 to the Company's financial statements for additional information.

Compliance with any new federal or state legislation or regulations relating to air quality, water, coal combustion byproducts, global climate change, or other environmental and health concerns could significantly affect the Company. Although new or revised environmental legislation or regulations could affect many areas of the Company's operations, the full impact of any such changes cannot be determined at this time. Additionally, many of the Company's commercial and industrial customers may also be affected by existing and future environmental requirements, which for some may have the potential to ultimately affect their demand for electricity.

Air Quality

Compliance with the Clean Air Act and resulting regulations has been and will continue to be a significant focus for the Company. Since 1990, the Company has spent approximately $3.6 billion in reducing and monitoring emissions pursuant to the Clean Air Act. Additional controls are currently planned or under consideration to further reduce air emissions, maintain compliance with existing regulations, and meet new requirements.

The EPA regulates ground level ozone concentrations through implementation of an eight-hour ozone air quality standard. In 2008, the EPA adopted a more stringent eight-hour ozone National Ambient Air Quality Standard, which it began to implement in September 2011. On May 21, 2012, the EPA published its final determination of nonattainment areas based on the 2008 eight-hour ozone air quality standards. The only area within the Company's service territory designated as a nonattainment area is a 15-county area within metropolitan Atlanta.

The EPA regulates fine particulate matter concentrations on an annual and 24-hour average basis. All areas within the Company's service territory have achieved attainment with the 1997 and 2006 particulate matter National Ambient Air Quality Standards. Redesignation requests for nonattainment areas in Georgia are still pending with the EPA. On January 15, 2013, the EPA published a final rule that increases the stringency of the annual fine particulate matter standard. The new standard could result in the designation of new nonattainment areas within the Company's service territory.

Final revisions to the National Ambient Air Quality Standard for sulfur dioxide (SO_2), including the establishment of a new one-hour standard, became effective in 2010 (SO_2 Rule). The EPA plans to issue area designations under this new standard in June 2013, and areas within the Company's service territory could ultimately be designated as nonattainment. Implementation of the revised SO_2 standard could require additional reductions in SO_2 emissions and increased compliance and operational costs.

Revisions to the National Ambient Air Quality Standard for nitrogen dioxide (NO_2), which established a new one-hour standard, became effective in 2010. On February 29, 2012, the new NO_2 standard became effective. The EPA designated the entire country as "unclassifiable/attainment" under the new standard, with no nonattainment areas designated. However, the new NO_2 standard could result in significant additional compliance and operational costs for units that require new source permitting.

The Company's service territory is subject to the requirements of the Clean Air Interstate Rule (CAIR), which calls for phased reductions in SO_2 and nitrogen oxide (NO_x) emissions from power plants in 28 eastern states. In 2008, the U.S. Court of Appeals for the District of Columbia Circuit issued decisions invalidating CAIR, but left CAIR compliance requirements in place while the EPA developed a new rule. In August 2011, the EPA adopted the Cross State Air Pollution Rule (CSAPR) to replace CAIR effective January 1, 2012. However, in December 2011, the U.S. Court of Appeals for the District of Columbia Circuit stayed the rule and, on August 21, 2012, vacated CSAPR in its entirety and directed the EPA to continue to administer CAIR pending the EPA's development of a valid replacement. On January 24, 2013, the U.S. Court of Appeals for the District of Columbia Circuit denied requests by the EPA and other parties for rehearing.

The EPA finalized the Clean Air Visibility Rule (CAVR) in 2005, with a goal of restoring natural visibility conditions in certain areas (primarily national parks and wilderness areas) by 2064. The rule involves the application of best available retrofit technology (BART) to certain sources built between 1962 and 1977 and any additional emissions reductions necessary for each designated area to achieve reasonable progress toward the natural visibility conditions goal by 2018 and for each 10-year period thereafter. In 2005, the EPA determined that compliance with CAIR satisfies BART obligations under CAVR, but, on June 7, 2012, the EPA issued a final rule replacing CAIR with CSAPR as an alternative means of satisfying BART obligations. The vacatur of CSAPR creates additional uncertainty with respect to whether additional controls may be required for CAVR and BART compliance.

On February 16, 2012, the EPA published the final MATS rule, which imposes stringent emissions limits for acid gases, mercury, and particulate matter on coal - and oil-fired electric utility steam generating units. Compliance for existing sources is required by April 16, 2015, unless a one-year compliance extension is granted by the state or local air permitting agency.

Numerous petitions for administrative reconsideration of the MATS rule, including a petition by the Company, have been filed with the EPA. On November 30, 2012, the EPA proposed a reconsideration of certain new source and startup/shutdown issues. The EPA plans to complete its reconsideration rulemaking by March 2013. Challenges to the final rule have also been filed in the U.S. District Court for the District of Columbia by numerous states, environmental organizations, industry groups, and others.

On August 29, 2012, the EPA published proposed revisions to the New Source Performance Standard (NSPS) for Stationary Combustion Turbines (CTs). If finalized as proposed, the revisions would apply the NSPS to all new, reconstructed, and modified CTs (including CTs at combined cycle units), during all periods of operation, including startup and shutdown, and alter the criteria for determining when an existing CT has been reconstructed.

On January 31, 2013, the EPA published the final Industrial Boiler Maximum Achievable Control Technology (IB MACT) rule establishing emissions limits and/or work practice standards for various hazardous air pollutants emitted from industrial boilers, including biomass boilers and start-up boilers. Compliance for existing sources will be required by early 2016. Compliance for new sources will begin upon startup. The Company is evaluating the impact of this final rule and other environmental regulations on the possible conversion of Plant Mitchell Unit 3 from coal to biomass.

On February 12, 2013, the EPA proposed a rule that would require certain states to revise the provisions of their State Implementation Plans (SIPs) relating to the regulation of excess emissions at industrial facilities, including fossil fuel-fired generating facilities, during periods of startup, shut-down, or malfunction (SSM). The EPA proposes a determination that the SSM provisions in the SIPs for 36 states, including Georgia, Alabama, and Florida, do not meet the requirements of the Clean Air Act and must be revised within 18 months of the date on which the EPA publishes the final rule. If finalized as proposed, this new requirement could result in significant additional compliance and operational costs.

The Company has developed and continually updates a comprehensive environmental compliance strategy to assess compliance obligations associated with the existing and new environmental requirements discussed above. The impacts of the eight-hour ozone, fine particulate matter, SO_2 and NO_2 standards, CAIR and any future replacement rule, CAVR, the MATS rule, the NSPS for CTs, the IB MACT rule, and the SSM rule on the Company cannot be determined at this time and will depend on the specific provisions of recently finalized and future rules, the resolution of pending and future legal challenges, and the development and implementation of rules at the state level. These regulations could result in significant additional compliance costs that could affect future unit retirement and replacement decisions and results of operations, cash flows, and financial condition if such costs are not recovered through regulated rates. Further, higher costs that are recovered through regulated rates could contribute to reduced demand for electricity, which could negatively impact results of operations, cash flows, and financial condition.

In addition to the federal air quality laws described above, the Company is also subject to the requirements of the 2007 State of Georgia Multi-Pollutant Rule. The Multi-Pollutant Rule is designed to reduce emissions of mercury, SO_2, and NO_x state-wide by requiring the installation of specified control technologies at certain coal-fired generating units by specific dates between December 31, 2008 and December 31, 2015. The State of Georgia also adopted a companion rule that requires a 95% reduction in SO_2 emissions from the controlled units on the same or similar timetable. Through December 31, 2012, the Company had installed the required controls on 11 of its largest coal-fired generating units and is in the process of installing the required controls on two additional units. On February 21, 2013, the State of Georgia released proposed revisions for both the Multi-Pollutant Rule and the SO_2 Rule revising the compliance dates for those units yet to be controlled to make them consistent with the April 2015 compliance date for the MATS rule. According to the State of Georgia, the proposed revisions would also allow the units at Plant Yates to use natural gas as the primary fuel as an alternative to installing controls under the Multi-Pollutant Rule. The revisions to the Multi-Pollutant Rule and the SO_2 Rule are expected to be finalized in April 2013.

The ultimate outcome of these matters cannot be determined at this time.

Water Quality

In April 2011, the EPA published a proposed rule that establishes standards for reducing effects on fish and other aquatic life caused by cooling water intake structures at existing power plants and manufacturing facilities. The rule also addresses cooling water intake structures for new units at existing facilities. Compliance with the proposed rule could require changes to existing cooling water intake structures at certain of the Company's generating facilities, and new generating units constructed at existing plants would be required to install closed cycle cooling towers. The EPA has entered into an amended settlement agreement to extend the deadline for issuing a final rule until June 27, 2013. If finalized as proposed, some of the Company's facilities may be subject to significant additional capital expenditures and compliance costs that could affect future unit retirement and replacement decisions. Also, results of operations, cash flows, and financial condition could be significantly impacted if such costs are not recovered through regulated rates. The ultimate outcome of this rulemaking will depend on the final rule and the outcome of any legal challenges and cannot be determined at this time.

The EPA has announced its determination that revision of the current effluent guidelines for steam electric power plants is warranted and has stated that it intends to propose such revisions by April 2013 and finalize the revisions by May 2014. New advanced wastewater treatment requirements are expected and may result in the installation of additional controls on certain of the Company's facilities, which could result in significant additional capital expenditures and compliance costs that could affect future unit retirement and replacement decisions. The impact of the revised guidelines will depend on the specific technology requirements of the final rule and, therefore, cannot be determined at this time.

Coal Combustion Byproducts

The Company currently operates 11 electric generating plants with on-site coal combustion byproducts, including coal ash and gypsum storage facilities. In addition to on-site storage, the Company also sells a portion of its coal combustion byproducts to third parties for beneficial reuse. Historically, individual states have regulated coal combustion byproducts and the States of Georgia and Alabama have their own separate regulatory parameters. The Company has a routine and robust inspection program in place to ensure the integrity of its coal ash surface impoundments and compliance with applicable regulations.

The EPA continues to evaluate the regulatory program for coal combustion byproducts, including coal ash and gypsum, under federal solid and hazardous waste laws. In 2010, the EPA published a proposed rule that requested comments on two potential regulatory options for the management and disposal of coal combustion byproducts: regulation as a solid waste or regulation as if the materials technically constituted a hazardous waste. Adoption of either option could require closure of, or significant change to, existing storage facilities and construction of lined landfills, as well as additional waste management and groundwater monitoring requirements. Under both options, the EPA proposes to exempt the beneficial reuse of coal combustion byproducts from regulation; however, a hazardous or other designation indicative of heightened risk could limit or eliminate beneficial reuse options. Environmental groups and other parties have filed lawsuits in the U.S. District Court for the District of Columbia seeking to require the EPA to complete its rulemaking process and issue final regulations pertaining to the regulation of coal combustion byproducts.

While the ultimate outcome of this matter cannot be determined at this time and will depend on the final form of any rules adopted and the outcome of any legal challenges, additional regulation of coal combustion byproducts could have a material impact on the generation, management, beneficial use, and disposal of such byproducts. Any material changes are likely to result in substantial additional compliance, operational, and capital costs that could affect future unit retirement and replacement decisions. Moreover, the Company could incur additional material asset retirement obligations with respect to closing existing storage facilities. The Company's results of operations, cash flows, and financial condition could be significantly impacted if such costs are not recovered through regulated rates. Further, higher costs that are recovered through regulated rates could contribute to reduced demand for electricity, which could negatively impact results of operations, cash flows, and financial condition.

Environmental Remediation

The Company must comply with other environmental laws and regulations that cover the handling and disposal of waste and releases of hazardous substances. Under these various laws and regulations, the Company may also incur substantial costs to clean up properties. The Company conducts studies to determine the extent of any required cleanup and has recognized in its financial statements the costs to clean up known impacted sites. Amounts for cleanup and ongoing monitoring costs were not material for any year presented. The Company may be liable for some or all required cleanup costs for additional sites that may require environmental remediation. See Notes 1 and 3 to the financial statements under "Environmental Remediation Recovery" and "Environmental Matters – Environmental Remediation," respectively, for additional information.

Global Climate Issues

The EPA currently regulates greenhouse gases under the Prevention of Significant Deterioration and Title V operating permit programs of the Clean Air Act. In addition, over the past several years, the U.S. Congress has considered many proposals to reduce greenhouse gas emissions, mandate renewable or clean energy, and impose energy efficiency standards. Such proposals are expected to continue to be considered by the U.S. Congress. International climate change negotiations under the United Nations Framework Convention on Climate Change are also continuing.

On April 13, 2012, the EPA published proposed regulations to establish standards of performance for greenhouse gas emissions from new fossil fuel steam electric generating units. The EPA has also announced plans to develop federal guidelines for states to establish greenhouse gas emissions performance standards for existing sources. The impact of this rulemaking will depend on the scope and specific requirements of the final rule and the outcome of any legal challenges and, therefore, cannot be determined at this time.

Although the outcome of federal, state, and international initiatives cannot be determined at this time, additional restrictions on the Company's greenhouse gas emissions or requirements relating to renewable energy or energy efficiency at the federal or state level could result in significant additional compliance costs, including capital expenditures. These costs could affect future unit retirement and replacement decisions and could result in the retirement of additional coal-fired generating units. Also, additional compliance costs and costs related to unit retirements could affect results of operations, cash flows, and financial condition if such costs are not recovered through regulated rates. Further, higher costs that are recovered through regulated rates could contribute to reduced demand for electricity, which could negatively impact results of operations, cash flows, and financial condition.

The EPA's greenhouse gas reporting rule requires annual reporting of carbon dioxide equivalent emissions in metric tons for a company's operational control of facilities. Based on ownership or financial control of facilities, the Company reported 2011 greenhouse gas emissions of approximately 47 million metric tons of carbon dioxide equivalent. The preliminary estimate of the Company's 2012 greenhouse gas emissions on the same basis is approximately 33 million metric tons of carbon dioxide equivalent. The level of greenhouse gas emissions from year to year will depend on the level of generation and mix of fuel sources, which is determined primarily by demand, the unit cost of fuel consumed, and the availability of generating units.

PSC Matters

Rate Plans

The economic recession significantly reduced the Company's revenues upon which retail rates were set under the 2007 Retail Rate Plan. In 2009, despite stringent efforts to reduce expenses, the Company's projected retail return on common equity (ROE) for both 2009 and 2010 was below 10.25%. However, in lieu of a full base rate case to increase customer rates as allowed under the 2007 Retail Rate Plan, in 2009, the Georgia PSC approved the Company's request for an accounting order. Under the terms of the accounting order, the Company could amortize up to $108 million of the regulatory liability related to other cost of removal obligations in 2009 and up to $216 million in 2010, limited to the amount needed to earn no more than a 9.75% and 10.15% retail ROE in 2009 and 2010, respectively. For the years ended December 31, 2009 and 2010, the Company amortized $41 million and $174 million, respectively, of the regulatory liability related to other cost of removal obligations.

In 2010, the Georgia PSC approved the 2010 ARP, which became effective January 1, 2011. The terms of the 2010 ARP reflect a settlement agreement among the Company, the Georgia PSC Public Interest Advocacy Staff, and eight other intervenors. Under the terms of the 2010 ARP, the Company is amortizing approximately $92 million of its remaining regulatory liability related to other cost of removal obligations over the three years ending December 31, 2013.

Also under the terms of the 2010 ARP, effective January 1, 2011, the Company increased its (1) traditional base tariff rates by approximately $347 million; (2) Demand-Side Management (DSM) tariff rates by approximately $31 million; (3) ECCR tariff rate by approximately $168 million; and (4) Municipal Franchise Fee (MFF) tariff rate by approximately $16 million, for a total increase in base revenues of approximately $562 million.

Under the 2010 ARP, the following additional base rate adjustments have been made to the Company's tariffs in 2012 and 2013:

- Effective January 1, 2012 and 2013, the DSM tariffs increased by $17 million and $14 million, respectively;
- Effective April 1, 2012 and January 1, 2013, the traditional base tariffs increased by an estimated $122 million and $58 million, respectively, to recover the revenue requirements for Plant McDonough-Atkinson Units 4, 5, and 6 for the period through December 31, 2013; and
- The MFF tariff increased consistently with the adjustments above, as well as those related to the interim fuel rider (IFR) and NCCR tariff adjustments described herein under "Fuel Cost Recovery" and "Nuclear Construction."

Under the 2010 ARP, the Company's allowed retail ROE is set at 11.15%, and earnings will be evaluated against a retail ROE range of 10.25% to 12.25%. Two-thirds of any earnings above 12.25% will be directly refunded to customers, with the remaining one-third retained by the Company. There were no refunds related to earnings for 2011 or 2012. The Company is required to file a general base rate case by July 1, 2013, in response to which the Georgia PSC would be expected to determine whether the 2010 ARP should be continued, modified, or discontinued.

Integrated Resource Plans

See "Environmental Matters – Environmental Statutes and Regulations – Air Quality," "– Water Quality," and "– Coal Combustion Byproducts" and "Rate Plans" herein for additional information regarding proposed and final EPA rules and regulations, including the MATS rule for coal- and oil-fired electric utility steam generating units, revisions to effluent guidelines for steam electric power plants, and additional regulation of coal combustion byproducts; the State of Georgia's Multi-Pollutant Rule; the Company's analysis of the potential costs and benefits of installing the required controls on its fossil generating units in light of these regulations; and the 2010 ARP.

On March 20, 2012, the Georgia PSC approved the Company's request to decertify and retire Plant Branch Units 1 and 2 as of December 31, 2013 and October 31, 2013, the compliance dates for the respective units under the Georgia Multi-Pollutant Rule, and an oil-fired unit at Plant Mitchell as of March 26, 2012, as requested in the 2011 IRP. The Georgia PSC also approved three PPAs totaling 998 MWs with Southern Power for capacity and energy that will commence in 2015 and end in 2030. On November 21, 2012, the FERC accepted the PPAs.

Separately, on March 20, 2012, the Georgia PSC certified 495 MWs of wholesale capacity to be returned to retail service in 2015 and 2016 under a 2010 agreement, subject to the decertification of any related generating units including 243 MWs of the 16 units described below.

Separately, on October 16, 2012, the Georgia PSC approved a 50 MW PPA with a small power production facility (80 MWs or less) that is a qualifying facility under the Public Utility Regulatory Policies Act of 1978 for capacity and energy that will commence in 2015 and end in 2035.

In addition, on November 20, 2012, the Georgia PSC approved the Company's advanced solar initiative. The Company may acquire up to 210 MWs of additional solar capacity over a three-year period through long-term contracts.

On January 31, 2013, the Company filed its triennial IRP (2013 IRP). The filing included the Company's request to decertify 16 coal- and oil-fired units totaling 2,093 MWs. Several factors, including the cost to comply with existing and future environmental regulations, recent and forecasted economic conditions, and lower natural gas prices, contributed to the decision to close these units.

The Company requested the decertification of Plant Boulevard Units 2 and 3 (28 MWs) upon approval of the 2013 IRP and the decertification of Plant Bowen Unit 6 (32 MWs) by April 16, 2013. Plant Branch Units 3 and 4 (1,016 MWs), Plant Yates Units 1 through 5 (579 MWs), and Plant McManus Units 1 and 2 (122 MWs) will be retired by April 16, 2015, the compliance date of the MATS rule. The Company has also requested a revision to the decertification date of Plant Branch Unit 1 from December 31, 2013 to April 16, 2015. To allow for necessary transmission reliability improvements, the Company expects to seek a one-year extension of the MATS rule compliance date for Plant Kraft Units 1 through 4 (316 MWs) and to retire these units by April 16, 2016.

The filing also included the Company's request to switch the primary fuel source for Plant Yates Units 6 and 7 from coal to natural gas. Additionally, the Company plans to switch the primary fuel source for Plant McIntosh Unit 1 from Central Appalachian coal to Powder River Basin (PRB) coal following further evaluation, including a successful test burn of the PRB fuel.

Under the terms of the 2010 ARP, any costs associated with changes to the Company's approved environmental operating or capital budgets resulting from new or revised environmental regulations through 2013 that are approved by the Georgia PSC in connection with an updated IRP will be deferred as a regulatory asset to be recovered over a time period deemed appropriate by the Georgia PSC. In connection with the retirement decisions, the Company reclassified the retail portion of the net carrying value of Plant Branch Units 1 through 4 from plant in service, net of depreciation, to other utility plant, net. The Company is continuing to depreciate these units using the current composite straight-line rates previously approved by the Georgia PSC. Upon actual retirement, the Georgia PSC approved the continued deferral and amortization of the remaining net carrying values for Plant Branch Units 1 and 2 in its order for the 2011 IRP and the Company has requested similar treatment for Plant Branch Units 3 and 4 in the 2013 IRP. The Company also reclassified the construction work in progress (CWIP) balances totaling $65 million related to environmental controls for Plant Branch Units 1 through 4 and Plant Yates Units 6 and 7 that will not be completed as a result of the retirement decisions to regulatory assets and ceased accruing AFUDC. The Georgia PSC approved a three-year amortization period beginning January 2014 for the $13 million balance relating to Plant Branch Units 1 and 2 in its order for the 2011 IRP and the Company has requested similar treatment for the balances related to Plant Branch Units 3 and 4 and Plant Yates Units 6 and 7 in the 2013 IRP. The Company has also requested that the Georgia PSC approve the deferral of the costs associated with material and supplies remaining at the unit retirement dates to a regulatory asset, to be amortized over a time period deemed appropriate by the Georgia PSC. As a result of this regulatory treatment, the decertification of these units is not expected to have a material impact on the Company's financial statements. The Georgia PSC is scheduled to vote on the 2013 IRP by July 2013.

Fuel Cost Recovery

The Company has established fuel cost recovery rates approved by the Georgia PSC. The Georgia PSC approved reductions in the Company's total annual billings of approximately $43 million effective June 1, 2011, $567 million effective June 1, 2012, and $122 million effective January 1, 2013. In addition, the Georgia PSC has authorized an IFR, which allows the Company to adjust its fuel cost recovery rates prior to the next fuel case if the under or over recovered fuel balance exceeds $215 million through February 2013 and $200 million thereafter. The Company's fuel cost recovery includes costs associated with a natural gas hedging program as revised and approved by the Georgia PSC on February 7, 2013. See FINANCIAL CONDITION AND LIQUIDITY – "Market Price Risk" herein and Note 10 to the financial statements under "Energy-Related Derivatives" for additional information. The Company expects to file its next fuel case by March 1, 2014.

The Company's over recovered fuel balance totaled approximately $230 million at December 31, 2012 and is included in current liabilities and other deferred credits and liabilities.

Fuel cost recovery revenues as recorded on the financial statements are adjusted for differences in actual recoverable fuel costs and amounts billed in current regulated rates. Accordingly, changes in the billing factor will not have a significant effect on the Company's revenues or net income, but will affect cash flow. See Note 3 to the financial statements under "Retail Regulatory Matters – Fuel Cost Recovery" for additional information.

Storm Damage Recovery

The Company defers and recovers certain costs related to damages from major storms as mandated by the Georgia PSC. As of December 31, 2012, the balance in the regulatory asset related to storm damage was $38 million. As a result of this regulatory treatment, the costs related to storms are generally not expected to have a material impact on the Company's financial statements. See Note 1 to the financial statements under "Storm Damage Recovery" for additional information.

Nuclear Construction

In 2008, the Company, acting for itself and as agent for Oglethorpe Power Corporation (OPC), the Municipal Electric Authority of Georgia (MEAG Power), and the City of Dalton, Georgia (Dalton), acting by and through its Board of Water, Light, and Sinking Fund Commissioners (collectively, Owners), entered into an agreement with a consortium consisting of Westinghouse Electric Company LLC (Westinghouse) and Stone & Webster, Inc. (collectively, Contractor), pursuant to which the Contractor agreed to design, engineer, procure, construct, and test two AP1000 nuclear units (with electric generating capacity of approximately 1,100 MWs each) and related facilities at Plant Vogtle (Vogtle 3 and 4 Agreement). Under the terms of the Vogtle 3 and 4 Agreement, the Owners agreed to pay a purchase price that is subject to certain price escalations and adjustments, including fixed escalation amounts and index-based adjustments, as well as adjustments for change orders, and performance bonuses for early completion and unit performance. Each Owner is severally (and not jointly) liable for its proportionate share, based on its ownership interest, of all amounts owed to the Contractor under the Vogtle 3 and 4 Agreement. The Company's proportionate share is 45.7%. The Vogtle 3 and 4 Agreement provides for liquidated damages upon the Contractor's failure to fulfill the schedule and performance guarantees. The Contractor's liability to the Owners for schedule and performance liquidated damages and warranty claims is subject to a cap.

Certain payment obligations of Westinghouse and Stone & Webster, Inc. under the Vogtle 3 and 4 Agreement are guaranteed by Toshiba Corporation and The Shaw Group, Inc., respectively. In the event of certain credit rating downgrades of any Owner, such Owner will be required to provide a letter of credit or other credit enhancement. The Owners may terminate the Vogtle 3 and 4 Agreement at any time for their convenience, provided that the Owners will be required to pay certain termination costs and, at certain stages of the work, cancellation fees to the Contractor. The Contractor may terminate the Vogtle 3 and 4 Agreement under certain circumstances, including certain Owner suspension or delays of work, action by a governmental authority to permanently stop work, certain breaches of the Vogtle 3 and 4 Agreement by the Owners, Owner insolvency, and certain other events.

In 2009, the Georgia PSC originally certified construction costs of $6.4 billion to place Plant Vogtle Units 3 and 4 into service in April 2016 and April 2017, respectively, and approved inclusion of the related CWIP accounts in rate base. Also in 2009, the State of Georgia enacted the Georgia Nuclear Energy Financing Act, which allows the Company to recover financing costs for nuclear construction projects through annual adjustments to an NCCR tariff by including the related CWIP accounts in rate base during the construction period. With respect to Plant Vogtle Units 3 and 4, this legislation allowed the Company, beginning in 2011, to recover an estimated $1.7 billion of related financing costs during the construction period. As a result, in 2009, the Georgia PSC also revised the certified in-service capital cost to approximately $4.4 billion.

The Georgia PSC approved increases to the NCCR tariff of approximately $223 million, $35 million, and $50 million, effective January 1, 2011, 2012, and 2013, respectively. Through the NCCR tariff, the Company is collecting and amortizing to earnings approximately $91 million of financing costs, capitalized in 2009 and 2010, over the five-year period ending December 31, 2015, in addition to the ongoing financing costs. At December 31, 2012, approximately $55 million of these 2009 and 2010 costs remained unamortized in CWIP. At December 31, 2012, the Company's CWIP balance for Plant Vogtle Units 3 and 4 totaled $2.3 billion.

In 2009, the Nuclear Regulatory Commission (NRC) issued an Early Site Permit and Limited Work Authorization which allowed limited work to begin on Plant Vogtle Units 3 and 4. The NRC certified the Westinghouse Design Control Document, as amended (DCD), for the AP1000 nuclear reactor design, effective December 30, 2011, and issued combined construction and operating licenses (COLs) on February 10, 2012. Receipt of the COLs allowed full construction to begin.

On February 16, 2012, separate groups of petitioners filed petitions in the U.S. Court of Appeals for the District of Columbia Circuit seeking judicial review of the NRC's issuance of the COLs and certification of the DCD. These petitions were consolidated on April 3, 2012. On April 18, 2012, another group of petitioners filed a motion to stay the effectiveness of the COLs with the U.S. District Court for the District of Columbia. On July 11, 2012, the U.S. Court of Appeals for the District of Columbia Circuit denied the petitioners' motion to stay the effectiveness of the COLs. The Company has intervened in, and intends to vigorously contest, these petitions. Additional technical and procedural challenges to the construction and licensing of Plant Vogtle Units 3 and 4, at the federal and state level, are expected as construction proceeds.

The Company is required to file semi-annual Vogtle Construction Monitoring (VCM) reports with the Georgia PSC by February 28 and August 31 each year. On February 19, 2013, the Georgia PSC voted to approve the Company's seventh VCM report, including construction capital costs incurred through June 30, 2012 of approximately $2.0 billion. The Company's eighth VCM report requests approval for an additional $0.2 billion of construction capital costs incurred through December 31, 2012. If the projected certified construction capital costs to be borne by the Company increase by 5% or the projected in-service dates are significantly extended, the Company is required to seek an amendment to the Plant Vogtle Units 3 and 4 certificate from the Georgia PSC. Accordingly, the eighth VCM also requests an amendment to the certificate to increase the estimated in-service capital cost of Plant Vogtle Units 3 and 4 to $4.8 billion and to extend the estimated in-service dates to fourth quarter 2017 and fourth quarter 2018 for Plant Vogtle Units 3 and 4, respectively. Associated financing costs during the construction period are estimated to total approximately $2.0 billion.

In July 2012, the Owners and the Contractor began negotiations regarding the costs associated with design changes to the DCD and the delays in the timing of approval of the DCD and issuance of the COLs, including the assertion by the Contractor that the Owners are responsible for these costs under the terms of the Vogtle 3 and 4 Agreement. The Contractor has claimed that its estimated adjustment attributable to the Company (based on the Company's ownership interest) is approximately $425 million (in 2008 dollars) with respect to these issues. The Contractor also has asserted it is entitled to further schedule extensions. The Company has not agreed with either the proposed cost or schedule adjustments or that the Owners have any responsibility for costs related to these issues. On November 1, 2012, the Company and the other Owners filed suit against the Contractor in the U.S. District Court for the Southern District of Georgia seeking a declaratory judgment that the Owners are not responsible for these costs. Also on November 1, 2012, the Contractor filed suit against the Company and the other Owners in the U.S. District Court for the District of Columbia alleging the Owners are responsible for these costs. While litigation has commenced and the Company intends to vigorously defend its positions, the Company expects negotiations with the Contractor to continue with respect to cost and schedule during which negotiations the parties may reach a mutually acceptable compromise of their positions.

In addition, there are processes in place that are designed to assure compliance with the requirements specified in the DCD and the COLs, including rigorous inspections by Southern Nuclear and the NRC that occur throughout construction. During the fourth quarter 2012, certain details of the rebar design for the Plant Vogtle Unit 3 nuclear island were evaluated for consistency with the DCD and a few non-safety-related deviations were identified. On January 15, 2013 and January 18, 2013, Southern Nuclear submitted two license amendment requests to conform the rebar design details to NRC requirements. On January 29, 2013, the NRC issued "no objection" letters in response to the related preliminary amendment requests, enabling completion of final work supporting the pouring of base mat concrete, which is expected to occur following approval of the license amendment requests in March 2013. Various design and other issues are expected to arise as construction proceeds, which may result in additional license amendments or require other resolution. If any license amendment requests are not resolved in a timely manner, there may be delays in the project schedule that could result in increased costs either to the Owners, the Contractor, or both.

As construction continues, additional delays in the fabrication and assembly of structural modules, the failure of such modules to meet applicable standards, or other issues may further impact project schedule and cost. Additional claims by the Contractor or the Company (on behalf of the Owners) are also likely to arise throughout construction. These claims may be resolved through formal and informal dispute resolution procedures under the Vogtle 3 and 4 Agreement, but also may be resolved through litigation.

The ultimate outcome of these matters cannot be determined at this time.

Income Tax Matters

Bonus Depreciation

In 2010, the Tax Relief, Unemployment Insurance Reauthorization, and Job Creation Act of 2010 (Tax Relief Act) was signed into law. Major tax incentives in the Tax Relief Act include 100% bonus depreciation for property placed in service after September 8, 2010 and through 2011 (and for certain long-term production-period projects placed in service in 2012) and 50% bonus depreciation for property placed in service in 2012 (and for certain long-term production-period projects to be placed in service in 2013), which will have a positive impact on the Company's 2013 cash flows.

On January 2, 2013, the American Taxpayer Relief Act of 2012 (ATRA) was signed into law. The ATRA retroactively extended several tax credits through 2013 and extended 50% bonus depreciation for property to be placed in service in 2013 (and for certain long-term production-period projects to be placed in service in 2014). The extension of 50% bonus depreciation will have a positive impact on the future cash flows of the Company through 2014.

Consequently, the Company's positive cash flow benefit is estimated to be between $170 million and $190 million in 2013.

Other Matters

The Company is involved in various other matters being litigated and regulatory matters that could affect future earnings. In addition, the Company is subject to certain claims and legal actions arising in the ordinary course of business. The Company's business activities are subject to extensive governmental regulation related to public health and the environment, such as regulation of air emissions and water discharges. Litigation over environmental issues and claims of various types, including property damage, personal injury, common law nuisance, and citizen enforcement of environmental requirements such as air quality and water standards, has increased generally throughout the U.S. In particular, personal injury, property damage, and other claims for damages alleged to have been caused by carbon dioxide and other emissions, coal combustion byproducts, and alleged exposure to hazardous materials, and/or requests for injunctive relief in connection with such matters, have become more frequent.

The ultimate outcome of such pending or potential litigation against the Company cannot be predicted at this time; however, for current proceedings not specifically reported herein or in Note 3 to the financial statements, management does not anticipate that the ultimate liabilities, if any, arising from such current proceedings would have a material effect on the Company's financial statements. See Note 3 to the financial statements for a discussion of various other contingencies, regulatory matters, and other matters being litigated which may affect future earnings potential.

In March 2011, a major earthquake and tsunami struck Japan and caused substantial damage to the nuclear generating units at the Fukushima Daiichi generating plant. The events in Japan have created uncertainties that may affect future costs for operating nuclear plants. Specifically, the NRC is performing additional operational and safety reviews of nuclear facilities in the U.S., which could potentially impact future operations and capital requirements. On March 12, 2012, the NRC issued three orders and a request for information based on the July 2011 NRC task force report recommendations that included, among other items, additional mitigation strategies for beyond-design-basis events, enhanced spent fuel pool instrumentation capabilities, hardened vents for certain classes of containment structures, including the one in use at Plant Hatch, site specific evaluations for seismic and flooding hazards, and various plant evaluations to ensure adequate coping capabilities during station blackout and other conditions. On August 29, 2012, the NRC staff issued the final interim staff guidance document, which offers acceptable approaches to meeting the requirements of the NRC's orders before the December 31, 2016 compliance deadline. The interim staff guidance is not mandatory, but licensees would be required to obtain NRC approval for taking an approach other than as outlined in the interim staff guidance. The final form and the resulting impact of any changes to safety requirements for nuclear reactors will be dependent on further review and action by the NRC and cannot be determined at this time; however, management does not currently anticipate that the associated compliance costs would have a material impact on the Company's financial statements.

ACCOUNTING POLICIES

Application of Critical Accounting Policies and Estimates

The Company prepares its financial statements in accordance with generally accepted accounting principles (GAAP). Significant accounting policies are described in Note 1 to the financial statements. In the application of these policies, certain estimates are made that may have a material impact on the Company's results of operations and related disclosures. Different assumptions and measurements could produce estimates that are significantly different from those recorded in the financial statements. Senior management has reviewed and discussed the following critical accounting policies and estimates with the Audit Committee of Southern Company's Board of Directors.

Electric Utility Regulation

The Company is subject to retail regulation by the Georgia PSC and wholesale regulation by the FERC. These regulatory agencies set the rates the Company is permitted to charge customers based on allowable costs. As a result, the Company applies accounting standards which require the financial statements to reflect the effects of rate regulation. Through the ratemaking process, the regulators may require the inclusion of costs or revenues in periods different than when they would be recognized by a non-regulated company. This treatment may result in the deferral of expenses and the recording of related regulatory assets based on anticipated future recovery through rates or the deferral of gains or creation of liabilities and the recording of related regulatory liabilities. The application of the accounting standards has a further effect on the Company's financial statements as a result of the estimates of allowable costs used in the ratemaking process. These estimates may differ from those actually incurred by the Company; therefore, the accounting estimates inherent in specific costs such as depreciation, nuclear decommissioning, and pension and postretirement benefits have less of a direct impact on the Company's results of operations and financial condition than they would on a non-regulated company.

As reflected in Note 1 to the financial statements, significant regulatory assets and liabilities have been recorded. Management reviews the ultimate recoverability of these regulatory assets and any requirement to refund these regulatory liabilities based on applicable regulatory guidelines and GAAP. However, adverse legislative, judicial, or regulatory actions could materially impact the amounts of such regulatory assets and liabilities and could adversely impact the Company's financial statements.

Contingent Obligations

The Company is subject to a number of federal and state laws and regulations, as well as other factors and conditions that subject it to environmental, litigation, income tax, and other risks. See FUTURE EARNINGS POTENTIAL herein and Note 3 to the financial statements for more information regarding certain of these contingencies. The Company periodically evaluates its exposure to such risks and, in accordance with GAAP, records reserves for those matters where a non-tax-related loss is considered probable and reasonably estimable and records a tax asset or liability if it is more likely than not that a tax position will be sustained. The adequacy of reserves can be significantly affected by external events or conditions that can be unpredictable; thus, the ultimate outcome of such matters could materially affect the Company's financial statements.

Pension and Other Postretirement Benefits

The Company's calculation of pension and other postretirement benefits expense is dependent on a number of assumptions. These assumptions include discount rates, healthcare cost trend rates, expected long-term return on plan assets, mortality rates, expected salary and wage increases, and other factors. Components of pension and other postretirement benefits expense include interest and service cost on the pension and other postretirement benefit plans, expected return on plan assets, and amortization of certain unrecognized costs and obligations. Actual results that differ from the assumptions utilized are accumulated and amortized over future periods and, therefore, generally affect recognized expense and the recorded obligation in future periods. While the Company believes that the assumptions used are appropriate, differences in actual experience or significant changes in assumptions would affect its pension and other postretirement benefits costs and obligations.

Key elements in determining the Company's pension and other postretirement benefit expense in accordance with GAAP are the expected long-term return on plan assets and the discount rate used to measure the benefit plan obligations and the periodic benefit plan expense for future periods. The expected long-term return on postretirement benefit plan assets is based on the Company's investment strategy, historical experience, and expectations for long-term rates of return that consider external actuarial advice. The Company determines the long-term return on plan assets by applying the long-term rate of expected returns on various asset classes to the Company's target asset allocation. The Company discounts the future cash flows related to its postretirement benefit plans using a single-point discount rate developed from the weighted average of market-observed yields for high quality fixed income securities with maturities that correspond to expected benefit payments.

A 25 basis point change in any significant assumption (discount rate, salaries, or long-term return on plan assets) would result in a $14 million or less change in total annual benefit expense and a $175 million or less change in projected obligations.

FINANCIAL CONDITION AND LIQUIDITY

Overview

The Company's financial condition remained stable at December 31, 2012. The Company's cash requirements primarily consist of funding ongoing operations, common stock dividends, capital expenditures, and debt maturities. Capital expenditures and other investing activities include investments to meet projected long-term demand requirements, to comply with environmental regulations, and for restoration following major storms. Operating cash flows provide a substantial portion of the Company's cash needs. For the three-year period from 2013 through 2015, the Company's projected common stock dividends, capital expenditures, and debt maturities are expected to exceed operating cash flows. Projected capital expenditures in that period include investments to build new generation facilities, to add environmental equipment for existing generating units, and to expand and improve transmission and distribution facilities. The Company plans to finance future cash needs in excess of its operating cash flows primarily through debt and equity issuances. The Company intends to continue to monitor its access to short-term and long-term capital markets as well as its bank credit arrangements to meet future capital and liquidity needs. See "Sources of Capital," "Financing Activities," and "Capital Requirements and Contractual Obligations" herein for additional information.

The Company's investments in the qualified pension plan and the nuclear decommissioning trust funds increased in value as of December 31, 2012 as compared to December 31, 2011. No contributions to the qualified pension plan were made in 2012. The Company funded approximately $2 million to its nuclear decommissioning trust funds in 2012.

Net cash provided from operating activities totaled $2.3 billion in 2012, a decrease of $337 million from 2011, primarily due to higher fuel inventory additions in 2012 and lower deferred taxes due to the effect of bonus depreciation in 2011, partially offset by higher recovery of retail fuel costs. Net cash provided from operating activities totaled $2.6 billion in 2011, an increase of $785 million from 2010, primarily due to higher retail operating revenues, increased deferred income taxes in 2011 primarily due to bonus depreciation, and contributions to the qualified pension plan in 2010.

Net cash used for investing activities totaled $2.0 billion, $1.8 billion, and $2.2 billion in 2012, 2011, and 2010, respectively, due to gross property additions primarily related to installation of equipment to comply with environmental standards; construction of generation, transmission, and distribution facilities; and purchase of nuclear fuel. The majority of funds needed for gross property additions for the last several years has been provided from operating activities, capital contributions from Southern Company, and the issuance of debt.

Net cash (used for)/provided from financing activities totaled $(290) million, $(836) million, and $391 million for 2012, 2011, and 2010, respectively. The decrease in cash used in 2012 compared to 2011 was primarily due to additional debt issuances in 2012 to support the ongoing construction program. The increase in cash used in 2011 compared to 2010 was primarily a reflection of lower capital contributions from Southern Company, higher common stock dividends paid to Southern Company, and lower debt issuances due to the availability of more internally generated cash in 2011. See "Financing Activities" herein for additional information. Fluctuations in cash flow from financing activities vary from year to year based on capital needs and the maturity or redemption of securities.

Significant balance sheet changes in 2012 include increases of $1.2 billion in total property, plant, and equipment and $688 million in debt, as well as a $367 million change in under/over recovered fuel.

The Company's ratio of common equity to total capitalization, including short-term debt, was 48.3% in 2012 and 49.4% in 2011. See Note 6 to the financial statements for additional information.

Sources of Capital

Except as described below with respect to potential U.S. Department of Energy (DOE) loan guarantees, the Company plans to obtain the funds required for construction and other purposes from sources similar to those used in the past, which were primarily from operating cash flows, short-term debt, security issuances, term loans, and equity contributions from Southern Company. However, the amount, type, and timing of any future financings, if needed, will depend upon regulatory approvals, prevailing market conditions, and other factors.

In 2010, the Company reached an agreement with the DOE to accept terms for a conditional commitment for federal loan guarantees that would apply to future borrowings by the Company related to the construction of Plant Vogtle Units 3 and 4. Any borrowings guaranteed by the DOE would be full recourse to the Company and secured by a first priority lien on the Company's 45.7% undivided ownership interest in Plant Vogtle Units 3 and 4. Total guaranteed borrowings would not exceed the lesser of 70% of eligible project costs, or approximately $3.46 billion, and are expected to be funded by the Federal Financing Bank. Final approval and issuance of loan guarantees by the DOE are subject to negotiation of definitive agreements, completion of due diligence by the DOE, receipt of any necessary regulatory approvals, and satisfaction of other conditions. In the event that the DOE does not issue a loan guarantee or the Company determines that the final terms and conditions of the loan guarantee by the DOE are not in the best interest of its customers, the Company expects to finance the construction of Plant Vogtle Units 3 and 4 through traditional capital markets financings. There can be no assurance that the DOE will issue loan guarantees for the Company. The conditional commitment will expire on June 30, 2013, unless further extended by the DOE. See FUTURE EARNINGS POTENTIAL – "PSC Matters – Nuclear Construction" herein and Note 3 to the financial statements under "Retail Regulatory Matters – Nuclear Construction" for more information on Plant Vogtle Units 3 and 4.

The issuance of long-term securities by the Company is subject to the approval of the Georgia PSC. In addition, the issuance of short-term debt securities by the Company is subject to regulatory approval by the FERC. Additionally, with respect to the public offering of securities, the Company files registration statements with the Securities and Exchange Commission (SEC) under the Securities Act of 1933, as amended. The amounts of securities authorized by the Georgia PSC and the FERC are continuously monitored and appropriate filings are made to ensure flexibility in the capital markets.

The Company obtains financing separately without credit support from any affiliate. See Note 6 to the financial statements under "Bank Credit Arrangements" for additional information. The Southern Company system does not maintain a centralized cash or money pool. Therefore, funds of the Company are not commingled with funds of any other company in the Southern Company system.

The Company's current liabilities frequently exceed current assets because of the continued use of short-term debt as a funding source to meet scheduled maturities of long-term debt, as well as cash needs, which can fluctuate significantly due to the seasonality of the Company's business. The Company has substantial cash flow from operating activities and access to the capital markets to meet liquidity needs. At December 31, 2012, the Company had approximately $45 million of cash and cash equivalents. Committed credit arrangements with banks at December 31, 2012 were as follows:

Expires[a]			
2014	2016	Total	Unused
	(in millions)		
$250	$1,500	$1,750	$1,740

(a) No credit arrangements expire in 2013 or 2015.

See Note 6 to the financial statements under "Bank Credit Arrangements" for additional information. These arrangements contain covenants that limit debt levels and contain cross default provisions that are restricted only to the indebtedness of the Company. The Company is currently in compliance with all such covenants. The Company expects to renew its credit arrangements, as needed, prior to expiration.

These credit arrangements provide liquidity support to the Company's variable rate pollution control revenue bonds and commercial paper borrowings. The amount of variable rate pollution control revenue bonds outstanding requiring liquidity support as of December 31, 2012 was approximately $865 million.

The Company may also meet short-term cash needs through a Southern Company subsidiary organized to issue and sell commercial paper at the request and for the benefit of the Company and the other traditional operating companies. Proceeds from such issuances for the benefit of the Company are loaned directly to the Company. The obligations of each company under these arrangements are several and there is no cross affiliate credit support.

Details of short-term borrowings were as follows:

	Short-term Debt at the End of the Period[a]		Short-term Debt During the Period [b]		
	Amount Outstanding	Weighted Average Interest Rate	Average Outstanding	Weighted Average Interest Rate	Maximum Amount Outstanding
	(in millions)		(in millions)		(in millions)
December 31, 2012:					
Commercial paper	$ —	—%	$ 78	0.2%	$ 517
Short-term bank debt	—	—%	116	1.2%	300
Total	$ —	—%	$ 194	0.8%	
December 31, 2011:					
Commercial paper	$ 313	0.2%	$ 208	0.3%	$ 681
Short-term bank debt	200	1.2%	9	1.2%	200
Total	$ 513	0.5%	$ 217	0.3%	
December 31, 2010:					
Commercial paper	$ 575	0.3%	$ 167	0.3%	$ 575

(a) Excludes notes payable related to other energy service contracts of $2 million in 2012 and 2011 and $1 million in 2010.
(b) Average and maximum amounts are based upon daily balances during the twelve-month periods ended December 31, 2012, 2011, and 2010.

Management believes that the need for working capital can be adequately met by utilizing commercial paper programs, lines of credit, and cash.

Financing Activities

In addition to any financings that may be necessary to meet capital requirements and contractual obligations, the Company plans to continue, when economically feasible, a program to retire higher-cost securities and replace these obligations with lower-cost capital if market conditions permit.

Pollution Control Revenue Bonds

In May 2012, the Development Authority of Monroe County issued $48.72 million aggregate principal amount of Pollution Control Revenue Bonds (Georgia Power Company Plant Scherer Project), First Series 2012 for the benefit of the Company. The proceeds were used in June 2012 to redeem $48.72 million aggregate principal amount of Development Authority of Monroe County Pollution Control Revenue Bonds (Georgia Power Company Plant Scherer Project), First Series 2006.

In June 2012, the Development Authority of Burke County issued $85 million aggregate principal amount of Pollution Control Revenue Bonds (Georgia Power Company Plant Vogtle Project), First Series 2012 and $100 million aggregate principal amount of Pollution Control Revenue Bonds (Georgia Power Company Plant Vogtle Project), Second Series 2012 for the benefit of the Company. The proceeds were used in July 2012 to redeem $85 million aggregate principal amount of Development Authority of Burke County (Georgia) Pollution Control Revenue Bonds (Georgia Power Company Plant Vogtle Project), First Series 2005 and $100 million aggregate principal amount of Development Authority of Burke County (Georgia) Pollution Control Revenue Bonds (Georgia Power Company Plant Vogtle Project), Second Series 2005.

In November 2012, the Development Authority of Burke County issued $50 million aggregate principal amount of Pollution Control Revenue Bonds (Georgia Power Company Plant Vogtle Project), Third Series 2012 for the benefit of the Company. The proceeds were used in December 2012 to redeem $50 million aggregate principal amount of Development Authority of Burke County (Georgia) Pollution Control Revenue Bonds (Georgia Power Company Plant Vogtle Project), Second Series 1997.

Senior Notes

In March 2012 and May 2012, the Company issued $750 million and $350 million, respectively, aggregate principal amount of Series 2012A 4.30% Senior Notes due March 15, 2042. Also in May 2012, the Company issued $400 million aggregate principal amount of Series 2012B 2.85% Senior Notes due May 15, 2022. In August 2012, the Company issued $400 million aggregate principal amount of Series 2012C 0.75% Senior Notes due August 10, 2015. The net proceeds from these issuances were used to repay a portion of the Company's short-term debt and the bank loans described below under "Other," for the redemption in July 2012 of $300 million aggregate principal amount of the Company's Series 2007D 6.375% Senior Notes due June 15, 2047, the redemption in September 2012 of $250 million aggregate principal amount of the Company's Series 2007E 6.00% Senior Insured Monthly Notes due September 1, 2040, and for general corporate purposes, including the Company's continuous construction program.

In November 2012, the Company's $200 million aggregate principal amount of Series K 5.125% Senior Monthly Notes due November 15, 2012 matured. Also in November 2012, the Company issued $400 million aggregate principal amount of Series 2012D 0.625% Senior Notes due November 15, 2015. The proceeds were used to redeem $100 million aggregate principal amount of the Company's Series 2007F 6.05% Senior Monthly Notes due December 1, 2038, and for general corporate purposes, including the Company's continuous construction program.

Other

In January 2012, the Company entered into a six-month floating rate bank loan in an aggregate amount of $100 million, bearing interest based on one-month London Interbank Offered Rate (LIBOR). The proceeds were used for general corporate purposes, including the Company's continuous construction program. This bank loan was repaid on June 11, 2012.

In March 2012, the Company repaid at maturity two bank loans, each in an aggregate principal amount of $125 million, each bearing interest at a floating rate based on one-month LIBOR.

Credit Rating Risk

The Company does not have any credit arrangements that would require material changes in payment schedules or terminations as a result of a credit rating downgrade. There are certain contracts that could require collateral, but not accelerated payment, in the event of a credit rating change to BBB- and/or Baa3 or below. These contracts are for physical electricity purchases and sales, fuel purchases, fuel transportation and storage, energy price risk management, and construction of new generation. The maximum potential collateral requirements under these contracts at December 31, 2012 were as follows:

Credit Ratings	Maximum Potential Collateral Requirements
	(in millions)
At BBB- and/or Baa3	$ 65
Below BBB- and/or Baa3	1,284

Included in these amounts are certain agreements that could require collateral in the event that one or more Southern Company system power pool participants has a credit rating change to below investment grade. Generally, collateral may be provided by a Southern Company guaranty, letter of credit, or cash. Additionally, any credit rating downgrade could impact the Company's ability to access capital markets, particularly the short-term debt market and the variable rate pollution control revenue bond market.

Market Price Risk

Due to cost-based rate regulation and other various cost recovery mechanisms, the Company continues to have limited exposure to market volatility in interest rates, commodity fuel prices, and prices of electricity. To manage the volatility attributable to these exposures, the Company nets the exposures, where possible, to take advantage of natural offsets and enters into various derivative transactions for the remaining exposures pursuant to the Company's policies in areas such as counterparty exposure and risk management practices. The Company's policy is that derivatives are to be used primarily for hedging purposes and mandates strict adherence to all applicable risk management policies. Derivative positions are monitored using techniques including, but not limited to, market valuation, value at risk, stress testing, and sensitivity analysis.

To mitigate future exposure to changes in interest rates, the Company may enter into derivatives designated as hedges. The weighted average interest rate on $1.5 billion of outstanding variable rate long-term debt at January 1, 2013 was 0.36%. If the Company sustained a 100 basis point change in interest rates for all unhedged variable rate long-term debt , the change would affect annualized interest expense by approximately $15 million at January 1, 2013. See Note 1 to the financial statements under "Financial Instruments" and Note 11 to the financial statements for additional information.

To mitigate residual risks relative to movements in electricity prices, the Company enters into physical fixed-price contracts for the purchase and sale of electricity through the wholesale electricity market and, to a lesser extent, financial hedge contracts for natural gas purchases. The Company continues to manage a fuel hedging program implemented per the guidelines of the Georgia PSC. The Company had no material change in market risk exposure for the year ended December 31, 2012 when compared to the December 31, 2011 reporting period.

The changes in fair value of energy-related derivative contracts, substantially all of which are composed of regulatory hedges, for the years ended December 31 were as follows:

	2012 Changes	2011 Changes
	Fair Value	
	(in millions)	
Contracts outstanding at the beginning of the period, assets (liabilities), net	**$ (82)**	$ (100)
Contracts realized or settled	**71**	92
Current period changes[(a)]	**(23)**	(74)
Contracts outstanding at the end of the period, assets (liabilities), net	**$ (34)**	$ (82)

(a) Current period changes also include the changes in fair value of new contracts entered into during the period, if any.

The changes in the fair value positions of the energy-related derivative contracts, which are substantially all attributable to both the volume and the price of natural gas, for the years ended December 31 were as follows:

	2012 Changes	2011 Changes
	Fair Value	
	(in millions)	
Natural gas swaps	$ 44	$ 18
Natural gas options	4	—
Other energy-related derivatives	—	—
Total changes	$ 48	$ 18

The net hedge volumes of energy-related derivative contracts for the years ended December 31 were as follows:

	2012	2011
	mmBtu* Volume	
	(in millions)	
Commodity – Natural gas swaps	12	29
Commodity – Natural gas options	93	44
Total hedge volume	105	73

*million British thermal units (mmBtu)

The weighted average swap contract cost above market prices was approximately $1.09 per mmBtu as of December 31, 2012 and $1.65 per mmBtu as of December 31, 2011. The change in option fair value is primarily attributable to the volatility of the market and the underlying change in the natural gas price. All natural gas hedge gains and losses are recovered through the Company's fuel cost recovery mechanism.

At December 31, 2012 and 2011, substantially all of the Company's energy-related derivative contracts were designated as regulatory hedges and are related to the Company's fuel hedging program, which has a 48-month time horizon. The Georgia PSC recently approved changes to the Company's hedging program requiring it to use options and hedges within a 24-month time horizon. Therefore, gains and losses are initially recorded as regulatory liabilities and assets, respectively, and then are included in fuel expense as they are recovered through the fuel cost recovery mechanism. Gains and losses on energy-related derivative contracts that are not designated or fail to qualify as hedges are recognized in the statements of income as incurred and were not material for any year presented.

The Company uses over-the-counter contracts that are not exchange traded but are fair valued using prices which are market observable, and thus fall into Level 2. See Note 10 to the financial statements for further discussion of fair value measurements. The maturities of the energy-related derivative contracts, which are all Level 2 of the fair value hierarchy, at December 31, 2012 were as follows:

	Fair Value Measurements December 31, 2012		
	Total	Maturity	
	Fair Value	Year 1	Years 2&3
		(in millions)	
Level 1	$ —	$ —	$ —
Level 2	(34)	(24)	(10)
Level 3	—	—	—
Fair value of contracts outstanding at end of period	$ (34)	$ (24)	$ (10)

The Company is exposed to market price risk in the event of nonperformance by counterparties to the energy-related and interest rate derivative contracts. The Company only enters into agreements and material transactions with counterparties that have investment grade credit ratings by Moody's Investors Service, Inc. and Standard & Poor's Ratings Services, a division of The

McGraw Hill Companies, Inc., or with counterparties who have posted collateral to cover potential credit exposure. Therefore, the Company does not anticipate market risk exposure from nonperformance by the counterparties. For additional information, see Note 1 to the financial statements under "Financial Instruments" and Note 11 to the financial statements.

Capital Requirements and Contractual Obligations

The construction program of the Company is currently estimated to be $2.2 billion for 2013, $2.4 billion for 2014, and $2.2 billion for 2015. Capital expenditures to comply with existing environmental statutes and regulations included in these estimated amounts are $476 million, $441 million, and $392 million for 2013, 2014, and 2015, respectively. These amounts include capital expenditures related to contractual purchase commitments for nuclear fuel and capital expenditures covered under long-term service agreements, as well as capital expenditures and compliance costs associated with the MATS rule.

See FUTURE EARNINGS POTENTIAL – "Environmental Matters – Environmental Statutes and Regulations" for additional information.

The construction program is subject to periodic review and revision, and actual construction costs may vary from these estimates because of numerous factors. These factors include: changes in business conditions; changes in load projections; changes in environmental statutes and regulations; the outcome of any legal challenges to the environmental rules; changes in generating plants, including unit retirements and replacements and adding or changing fuel sources at existing units, to meet regulatory requirements; changes in FERC rules and regulations; Georgia PSC approvals; changes in the expected environmental compliance program; changes in legislation; the cost and efficiency of construction labor, equipment, and materials; project scope and design changes; storm impacts; and the cost of capital. In addition, there can be no assurance that costs related to capital expenditures will be fully recovered. See Note 3 to the financial statements under "Retail Regulatory Matters – Nuclear Construction" for additional information.

As a result of requirements by the NRC, the Company has established external trust funds for nuclear decommissioning costs. For additional information, see Note 1 to the financial statements under "Nuclear Decommissioning."

In addition, as discussed in Note 2 to the financial statements, the Company provides postretirement benefits to substantially all employees and funds trusts to the extent required by the Georgia PSC and the FERC.

Other funding requirements related to obligations associated with scheduled maturities of long-term debt, as well as the related interest, derivative obligations, preferred and preference stock dividends, leases, and other purchase commitments are detailed in the contractual obligations table that follows. See Notes 1, 2, 5, 6, 7, and 11 to the financial statements for additional information.

Contractual Obligations

	2013	2014-2015	2016-2017	After 2017	Uncertain Timing[d]	Total
			(in millions)			
Long-term debt[a] —						
Principal	$ 1,675	$ 1,050	$ 704	$ 6,205	$ —	$ 9,634
Interest	338	593	547	4,389	—	5,867
Preferred and preference stock dividends[b]	17	35	35	—	—	87
Financial derivative obligations[c]	30	14	1	—	—	45
Operating leases[d]	30	41	16	3	—	90
Capital leases[d]	5	11	13	21	—	50
Unrecognized tax benefits[e]	—	—	—	—	23	23
Purchase commitments —						
Capital[f]	1,980	4,119	—	—	—	6,099
Fuel[g]	1,967	2,456	1,253	2,123	—	7,799
Purchased power	240	549	627	2,886	—	4,302
Other[h]	52	172	55	452	—	731
Trusts —						
Nuclear decommissioning[i]	2	4	4	31	—	41
Pension and other postretirement benefit plans[j]	40	70	—	—	—	110
Total	$ 6,376	$ 9,114	$ 3,255	$ 16,110	$ 23	$ 34,878

(a) All amounts are reflected based on final maturity dates. The Company plans to continue to retire higher-cost securities and replace these obligations with lower-cost capital if market conditions permit. Variable rate interest obligations are estimated based on rates as of January 1, 2013, as reflected in the statements of capitalization. Fixed rates include, where applicable, the effects of interest rate derivatives employed to manage interest rate risk. Long-term debt excludes capital lease amounts (shown separately).

(b) Preferred and preference stock do not mature; therefore, amounts provided are for the next five years only.

(c) For additional information, see Notes 1 and 11 to the financial statements.

(d) Excludes PPAs that are accounted for as leases and are included in purchased power.

(e) The timing related to the realization of $23 million in unrecognized tax benefits cannot be reasonably and reliably estimated due to uncertainties in the timing of the effective settlement of tax positions. See Note 5 to the financial statements under "Unrecognized Tax Benefits" for additional information.

(f) The Company provides estimated capital expenditures for a three-year period, including capital expenditures and compliance costs associated with existing environmental regulations, including the MATS rule. These amounts exclude contractual purchase commitments for nuclear fuel and capital expenditures covered under long-term service agreements which are reflected separately. At December 31, 2012, significant purchase commitments were outstanding in connection with the construction program. See FUTURE EARNINGS POTENTIAL – "Environmental Matters – Environmental Statutes and Regulations" herein for additional information.

(g) Includes commitments to purchase coal, nuclear fuel, and natural gas, as well as the related transportation and storage. In most cases, these contracts contain provisions for price escalation, minimum purchase levels, and other financial commitments. Natural gas purchase commitments are based on various indices at the time of delivery. Amounts reflected for natural gas purchase commitments have been estimated based on the New York Mercantile Exchange future prices at December 31, 2012.

(h) Includes long-term service agreements and contracts for the procurement of limestone. Long-term service agreements include price escalation based on inflation indices.

(i) Projections of nuclear decommissioning trust fund contributions are based on the 2010 ARP. See Note 1 to the financial statements under "Nuclear Decommissioning" for additional information.

(j) The Company forecasts contributions to the pension and other postretirement benefit plans over a three-year period. The Company anticipates no mandatory contributions to the qualified pension plan during the next three years. Amounts presented represent estimated benefit payments for the nonqualified pension plans, estimated non-trust benefit payments for the other postretirement benefit plans, and estimated contributions to the other postretirement benefit plan trusts, all of which will be made from the Company's corporate assets. See Note 2 to the financial statements for additional information related to the pension and other postretirement benefit plans, including estimated benefit payments. Certain benefit payments will be made through the related benefit plans. Other benefit payments will be made from the Company's corporate assets.

Cautionary Statement Regarding Forward-Looking Statements

The Company's 2012 Annual Report contains forward-looking statements. Forward-looking statements include, among other things, statements concerning retail sales, retail rates, customer growth, economic recovery, fuel and environmental cost recovery and other rate actions, current and proposed environmental regulations and related estimated expenditures, access to sources of capital, projections for the qualified pension plan, postretirement benefit plan, and nuclear decommissioning trust fund contributions, financing activities, plans and estimated costs for new generation resources, start and completion dates of construction projects, filings with state and federal regulatory authorities, impact of the Tax Relief Act, impact of the ATRA, estimated sales and purchases under new power sale and purchase agreements, and estimated construction and other expenditures. In some cases, forward-looking statements can be identified by terminology such as "may," "will," "could," "should," "expects," "plans," "anticipates," "believes," "estimates," "projects," "predicts," "potential," or "continue" or the negative of these terms or other similar terminology. There are various factors that could cause actual results to differ materially from those suggested by the forward-looking statements; accordingly, there can be no assurance that such indicated results will be realized. These factors include:

- the impact of recent and future federal and state regulatory changes, including legislative and regulatory initiatives regarding deregulation and restructuring of the electric utility industry, environmental laws including regulation of water, coal combustion byproducts, and emissions of sulfur, nitrogen, carbon, soot, particulate matter, hazardous air pollutants, including mercury, and other substances, financial reform legislation, and also changes in tax and other laws and regulations to which the Company is subject, as well as changes in application of existing laws and regulations;
- current and future litigation, regulatory investigations, proceedings, or inquiries, including the pending EPA civil action against the Company and Internal Revenue Service and state tax audits;
- the effects, extent, and timing of the entry of additional competition in the markets in which the Company operates;
- variations in demand for electricity, including those relating to weather, the general economy and recovery from the recent recession, population and business growth (and declines), the effects of energy conservation measures, and any potential economic impacts resulting from federal fiscal decisions;
- available sources and costs of fuels;
- effects of inflation;
- ability to control costs and avoid cost overruns during the development and construction of facilities, including the development and construction of facilities with designs that have not been finalized or previously constructed, to construct facilities in accordance with the requirements of permits and licenses, and to satisfy any operational and environmental performance standards, including the requirements of tax credits and other incentives;
- investment performance of the Company's employee benefit plans and nuclear decommissioning trust funds;
- advances in technology;
- state and federal rate regulations and the impact of pending and future rate cases and negotiations, including rate cases related to fuel and other cost recovery mechanisms;
- regulatory approvals and actions related to Plant Vogtle Units 3 and 4, including Georgia PSC approvals, NRC actions, and potential DOE loan guarantees;
- the inherent risks involved in operating and constructing nuclear generating facilities, including environmental, health, regulatory, natural disaster, terrorism, or financial risks;
- internal restructuring or other restructuring options that may be pursued;
- potential business strategies, including acquisitions or dispositions of assets or businesses, which cannot be assured to be completed or beneficial to the Company;
- the ability of counterparties of the Company to make payments as and when due and to perform as required;
- the ability to obtain new short- and long-term contracts with wholesale customers;
- the direct or indirect effect on the Company's business resulting from terrorist incidents and the threat of terrorist incidents, including cyber intrusion;
- interest rate fluctuations and financial market conditions and the results of financing efforts, including the Company's credit ratings;
- the impacts of any potential U.S. credit rating downgrade or other sovereign financial issues, including impacts on interest rates, access to capital markets, impacts on currency exchange rates, counterparty performance, and the economy in general, as well as potential impacts on the availability or benefits of proposed DOE loan guarantees;

- the ability of the Company to obtain additional generating capacity at competitive prices;
- catastrophic events such as fires, earthquakes, explosions, floods, hurricanes, droughts, pandemic health events such as influenzas, or other similar occurrences;
- the direct or indirect effects on the Company's business resulting from incidents affecting the U.S. electric grid or operation of generating resources;
- the effect of accounting pronouncements issued periodically by standard setting bodies; and
- other factors discussed elsewhere herein and in other reports (including the Form 10-K) filed by the Company from time to time with the SEC.

The Company expressly disclaims any obligation to update any forward-looking statements.

STATEMENTS OF INCOME
For the Years Ended December 31, 2012, 2011, and 2010
Georgia Power Company 2012 Annual Report

	2012	2011	2010
		(in millions)	
Operating Revenues:			
Retail revenues	**$ 7,362**	$ 8,099	$ 7,608
Wholesale revenues, non-affiliates	**281**	341	380
Wholesale revenues, affiliates	**20**	32	53
Other revenues	**335**	328	308
Total operating revenues	**7,998**	8,800	8,349
Operating Expenses:			
Fuel	**2,051**	2,789	3,102
Purchased power, non-affiliates	**315**	390	368
Purchased power, affiliates	**666**	713	578
Other operations and maintenance	**1,644**	1,777	1,734
Depreciation and amortization	**745**	715	558
Taxes other than income taxes	**374**	369	344
Total operating expenses	**5,795**	6,753	6,684
Operating Income	**2,203**	2,047	1,665
Other Income and (Expense):			
Allowance for equity funds used during construction	**53**	96	147
Interest expense, net of amounts capitalized	**(366)**	(343)	(375)
Other income (expense), net	**(17)**	(13)	(17)
Total other income and (expense)	**(330)**	(260)	(245)
Earnings Before Income Taxes	**1,873**	1,787	1,420
Income taxes	**688**	625	453
Net Income	**1,185**	1,162	967
Dividends on Preferred and Preference Stock	**17**	17	17
Net Income After Dividends on Preferred and Preference Stock	**$ 1,168**	$ 1,145	$ 950

The accompanying notes are an integral part of these financial statements.

STATEMENTS OF COMPREHENSIVE INCOME
For the Years Ended December 31, 2012, 2011, and 2010
Georgia Power Company 2012 Annual Report

	2012	2011	2010
		(in millions)	
Net Income	**$ 1,185**	$ 1,162	$ 967
Other comprehensive income (loss):			
Qualifying hedges:			
Reclassification adjustment for amounts included in net income, net of tax of $1, $2, and $6, respectively	**2**	2	10
Total other comprehensive income (loss)	**2**	2	10
Comprehensive Income	**$ 1,187**	$ 1,164	$ 977

The accompanying notes are an integral part of these financial statements.

STATEMENTS OF CASH FLOWS
For the Years Ended December 31, 2012, 2011, and 2010
Georgia Power Company 2012 Annual Report

	2012	2011	2010
		(in millions)	
Operating Activities:			
Net income	$ 1,185	$ 1,162	$ 967
Adjustments to reconcile net income to net cash provided from operating activities —			
Depreciation and amortization, total	912	867	724
Deferred income taxes	377	500	342
Allowance for equity funds used during construction	(53)	(96)	(147)
Retail fuel cost over recovery—long-term	123	—	—
Pension, postretirement, and other employee benefits	21	(15)	21
Pension and postretirement funding	(12)	(15)	(195)
Other, net	(12)	(22)	(93)
Changes in certain current assets and liabilities —			
-Receivables	205	235	168
-Fossil fuel stock	(269)	(99)	103
-Prepaid income taxes	(7)	72	(36)
-Other current assets	(53)	(21)	(9)
-Accounts payable	(165)	44	(99)
-Accrued taxes	(76)	(36)	31
-Accrued compensation	(18)	7	62
-Retail fuel cost over-recovery—short-term	107	—	—
-Other current liabilities	30	49	8
Net cash provided from operating activities	2,295	2,632	1,847
Investing Activities:			
Property additions	(1,723)	(1,861)	(2,190)
Investment in restricted cash from pollution control bonds	(284)	—	—
Distribution of restricted cash from pollution control bonds	284	—	—
Nuclear decommissioning trust fund purchases	(852)	(1,845)	(1,772)
Nuclear decommissioning trust fund sales	850	1,841	1,768
Cost of removal, net of salvage	(82)	(42)	(67)
Change in construction payables, net of joint owner portion	(149)	123	36
Other investing activities	(17)	(7)	(19)
Net cash used for investing activities	(1,973)	(1,791)	(2,244)
Financing Activities:			
Increase (decrease) in notes payable, net	(513)	(61)	252
Proceeds —			
Capital contributions from parent company	42	214	688
Pollution control revenue bonds issuances and remarketings	284	604	—
Senior notes issuances	2,300	550	1,950
Other long-term debt issuances	—	250	—
Redemptions and repurchases —			
Pollution control revenue bonds	(284)	(339)	(516)
Senior notes	(850)	(427)	(1,112)
Other long-term debt	(250)	(303)	—
Long-term debt to affiliate trust	—	(206)	—
Payment of preferred and preference stock dividends	(17)	(17)	(18)
Payment of common stock dividends	(983)	(1,096)	(820)
Other financing activities	(19)	(5)	(33)
Net cash provided from (used for) financing activities	(290)	(836)	391
Net Change in Cash and Cash Equivalents	32	5	(6)
Cash and Cash Equivalents at Beginning of Year	13	8	14
Cash and Cash Equivalents at End of Year	$ 45	$ 13	$ 8
Supplemental Cash Flow Information:			
Cash paid during the period for —			
Interest (net of $21, $37 and $54 capitalized, respectively)	$ 337	$ 346	$ 339
Income taxes (net of refunds)	312	54	149
Noncash transactions - accrued property additions at year-end	261	391	310

The accompanying notes are an integral part of these financial statements.

BALANCE SHEETS
At December 31, 2012 and 2011
Georgia Power Company 2012 Annual Report

Assets	2012	2011
	(in millions)	
Current Assets:		
Cash and cash equivalents	$ 45	$ 13
Receivables —		
Customer accounts receivable	484	571
Unbilled revenues	217	172
Under recovered regulatory clause revenues	—	137
Joint owner accounts receivable	51	87
Other accounts and notes receivable	68	61
Affiliated companies	23	26
Accumulated provision for uncollectible accounts	(6)	(13)
Fossil fuel stock, at average cost	992	723
Materials and supplies, at average cost	452	406
Vacation pay	85	82
Prepaid income taxes	164	71
Other regulatory assets, current	72	108
Other current assets	104	106
Total current assets	2,751	2,550
Property, Plant, and Equipment:		
In service	29,244	27,804
Less accumulated provision for depreciation	10,431	10,296
Plant in service, net of depreciation	18,813	17,508
Other utility plant, net	263	55
Nuclear fuel, at amortized cost	497	443
Construction work in progress	2,893	3,274
Total property, plant, and equipment	22,466	21,280
Other Property and Investments:		
Equity investments in unconsolidated subsidiaries	45	63
Nuclear decommissioning trusts, at fair value	698	667
Miscellaneous property and investments	44	44
Total other property and investments	787	774
Deferred Charges and Other Assets:		
Deferred charges related to income taxes	733	756
Other regulatory assets, deferred	1,798	1,604
Other deferred charges and assets	268	187
Total deferred charges and other assets	2,799	2,547
Total Assets	$ 28,803	$ 27,151

The accompanying notes are an integral part of these financial statements.

BALANCE SHEETS
At December 31, 2012 and 2011
Georgia Power Company 2012 Annual Report

Liabilities and Stockholder's Equity	**2012**	2011
	(in millions)	
Current Liabilities:		
Securities due within one year	**$ 1,680**	$ 455
Notes payable	**2**	515
Accounts payable —		
Affiliated	**417**	337
Other	**436**	686
Customer deposits	**237**	213
Accrued taxes —		
Accrued income taxes	**6**	50
Other accrued taxes	**260**	304
Accrued interest	**100**	92
Accrued vacation pay	**61**	60
Accrued compensation	**113**	125
Liabilities from risk management activities	**30**	68
Other regulatory liabilities, current	**73**	65
Nuclear decommissioning trust securities lending collateral	**9**	32
Over recovered regulatory clause revenues, current	**107**	—
Other current liabilities	**137**	139
Total current liabilities	**3,668**	3,141
Long-Term Debt (See accompanying statements)	**7,994**	8,018
Deferred Credits and Other Liabilities:		
Accumulated deferred income taxes	**4,861**	4,388
Deferred credits related to income taxes	**115**	122
Accumulated deferred investment tax credits	**208**	220
Employee benefit obligations	**950**	905
Asset retirement obligations	**1,097**	734
Other cost of removal obligations	**63**	110
Other deferred credits and liabilities	**308**	224
Total deferred credits and other liabilities	**7,602**	6,703
Total Liabilities	**19,264**	17,862
Preferred Stock (See accompanying statements)	**45**	45
Preference Stock (See accompanying statements)	**221**	221
Common Stockholder's Equity (See accompanying statements)	**9,273**	9,023
Total Liabilities and Stockholder's Equity	**$ 28,803**	$ 27,151
Commitments and Contingent Matters (See notes)		

The accompanying notes are an integral part of these financial statements.

STATEMENTS OF CAPITALIZATION
At December 31, 2012 and 2011
Georgia Power Company 2012 Annual Report

	2012	2011	**2012**	2011
	(in millions)		*(percent of total)*	
Long-Term Debt:				
Long-term notes payable —				
Variable rate (0.85% to 0.95% at 1/1/12) due 2012	**$ —**	$ 250		
Variable rate (0.58% to 0.63% at 1/1/13) due 2013	**650**	650		
5.125% due 2012	**—**	200		
1.30% to 6.00% due 2013	**1,025**	1,025		
0.625% to 5.25% due 2015	**1,050**	250		
3.00% due 2016	**250**	250		
5.70% due 2017	**450**	450		
2.85% to 8.20% due 2018-2048	**4,425**	3,575		
Total long-term notes payable	**7,850**	6,650		
Other long-term debt —				
Pollution control revenue bonds:				
0.80% to 5.75% due 2022-2049	**919**	916		
Variable rate (0.17% at 1/1/13) due 2016	**4**	4		
Variable rate (0.12% to 0.24% at 1/1/13) due 2018-2052	**861**	864		
Total other long-term debt	**1,784**	1,784		
Capitalized lease obligations	**50**	55		
Unamortized debt discount	**(10)**	(16)		
Total long-term debt (annual interest requirement — $338 million)	**9,674**	8,473		
Less amount due within one year	**1,680**	455		
Long-term debt excluding amount due within one year	**7,994**	8,018	**45.6%**	46.4%
Preferred and Preference Stock:				
Non-cumulative preferred stock				
$25 par value — 6.125%				
Authorized: 50,000,000 shares				
Outstanding: 1,800,000 shares	**45**	45		
Non-cumulative preference stock				
$100 par value — 6.50%				
Authorized: 15,000,000 shares				
Outstanding: 2,250,000 shares	**221**	221		
Total preferred and preference stock (annual dividend requirement — $17 million)	**266**	266	**1.5**	1.5
Common Stockholder's Equity:				
Common stock, without par value —				
Authorized: 20,000,000 shares				
Outstanding: 9,261,500 shares	**398**	398		
Paid-in capital	**5,585**	5,522		
Retained earnings	**3,297**	3,112		
Accumulated other comprehensive loss	**(7)**	(9)		
Total common stockholder's equity	**9,273**	9,023	**52.9**	52.1
Total Capitalization	**$ 17,533**	$ 17,307	**100.0%**	100.0%

The accompanying notes are an integral part of these financial statements.

STATEMENTS OF COMMON STOCKHOLDER'S EQUITY
For the Years Ended December 31, 2012, 2011, and 2010
Georgia Power Company 2012 Annual Report

	Number of Common Shares Issued	Common Stock	Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total
				(in millions)		
Balance at December 31, 2009	9	$ 398	$ 4,593	$ 2,933	$ (21)	$ 7,903
Net income after dividends on preferred and preference stock	—	—	—	950	—	950
Capital contributions from parent company	—	—	698	—	—	698
Other comprehensive income (loss)	—	—	—	—	10	10
Cash dividends on common stock	—	—	—	(820)	—	(820)
Balance at December 31, 2010	9	398	5,291	3,063	(11)	8,741
Net income after dividends on preferred and preference stock	—	—	—	1,145	—	1,145
Capital contributions from parent company	—	—	231	—	—	231
Other comprehensive income (loss)	—	—	—	—	2	2
Cash dividends on common stock	—	—	—	(1,096)	—	(1,096)
Balance at December 31, 2011	**9**	**398**	**5,522**	**3,112**	**(9)**	**9,023**
Net income after dividends on preferred and preference stock	**—**	**—**	**—**	**1,168**	**—**	**1,168**
Capital contributions from parent company	**—**	**—**	**63**	**—**	**—**	**63**
Other comprehensive income (loss)	**—**	**—**	**—**	**—**	**2**	**2**
Cash dividends on common stock	**—**	**—**	**—**	**(983)**	**—**	**(983)**
Balance at December 31, 2012	**9**	**$ 398**	**$ 5,585**	**$ 3,297**	**$ (7)**	**$ 9,273**

The accompanying notes are an integral part of these financial statements.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

Georgia Power Company (the Company) is a wholly owned subsidiary of The Southern Company (Southern Company), which is the parent company of the Company and three other traditional operating companies, as well as Southern Power Company (Southern Power), Southern Company Services, Inc. (SCS), Southern Communications Services, Inc. (SouthernLINC Wireless), Southern Company Holdings, Inc. (Southern Holdings), Southern Nuclear Operating Company, Inc. (Southern Nuclear), and other direct and indirect subsidiaries. The traditional operating companies – the Company, Alabama Power Company (Alabama Power), Gulf Power Company (Gulf Power), and Mississippi Power Company – are vertically integrated utilities providing electric service in four Southeastern states. The Company operates as a vertically integrated utility providing electricity to retail customers within its traditional service area located within the State of Georgia and to wholesale customers in the Southeast. Southern Power constructs, acquires, owns, and manages generation assets, including renewable energy projects, and sells electricity at market-based rates in the wholesale market. SCS, the system service company, provides, at cost, specialized services to Southern Company and its subsidiary companies. SouthernLINC Wireless provides digital wireless communications for use by Southern Company and its subsidiary companies and also markets these services to the public, and provides fiber cable services within the Southeast. Southern Holdings is an intermediate holding company subsidiary, primarily for Southern Company's investments in leveraged leases. Southern Nuclear operates and provides services to the Southern Company system's nuclear power plants, including the Company's Plant Hatch and Plant Vogtle.

The equity method is used for subsidiaries in which the Company has significant influence but does not control.

The Company is subject to regulation by the Federal Energy Regulatory Commission (FERC) and the Georgia Public Service Commission (PSC). The Company follows generally accepted accounting principles (GAAP) in the U.S. and complies with the accounting policies and practices prescribed by its regulatory commissions. The preparation of financial statements in conformity with GAAP requires the use of estimates, and the actual results may differ from those estimates. Certain prior years' data presented in the financial statements have been reclassified to conform to the current year presentation.

Affiliate Transactions

The Company has an agreement with SCS under which the following services are rendered to the Company at direct or allocated cost: general and design engineering, operations, purchasing, accounting, finance and treasury, tax, information technology, marketing, auditing, insurance and pension administration, human resources, systems and procedures, digital wireless communications, and other services with respect to business and operations and power pool transactions. Costs for these services amounted to $540 million in 2012, $550 million in 2011, and $552 million in 2010. Cost allocation methodologies used by SCS prior to the repeal of the Public Utility Holding Company Act of 1935, as amended, were approved by the Securities and Exchange Commission (SEC). Subsequently, additional cost allocation methodologies have been reported to the FERC and management believes they are reasonable. The FERC permits services to be rendered at cost by system service companies.

The Company has an agreement with Southern Nuclear under which the following nuclear-related services are rendered to the Company at cost: general executive and advisory services, general operations, management and technical services, administrative services including procurement, accounting, employee relations, systems and procedures services, strategic planning and budgeting services, and other services with respect to business, operations, and construction management. Costs for these services amounted to $574 million in 2012, $537 million in 2011, and $473 million in 2010.

The Company has entered into several power purchase agreements (PPA) with Southern Power for capacity and energy. Expenses associated with these PPAs were $147 million, $171 million, and $199 million in 2012, 2011, and 2010, respectively. Additionally, the Company had $15 million and $16 million of prepaid capacity expenses included in deferred charges and other assets in the balance sheets at December 31, 2012 and 2011, respectively. See Note 7 under "Fuel and Purchased Power Agreements" for additional information.

The Company has an agreement with Gulf Power under which Gulf Power jointly owns a portion of Plant Scherer Unit 3. Under this agreement, the Company operates Plant Scherer Unit 3 and Gulf Power reimburses the Company for its 25% proportionate share of the related non-fuel expenses, which were $7 million in 2012, $7 million in 2011, and $9 million in 2010. See Note 4 for additional information.

The Company provides incidental services to and receives such services from other Southern Company subsidiaries which are generally minor in duration and amount. Except as described herein, the Company neither provided nor received any material services to or from affiliates in 2012, 2011, or 2010.

See Note 4 for information regarding the Company's ownership in and a PPA with Southern Electric Generating Company (SEGCO). SEGCO plans to add natural gas as the primary fuel source for its generating units in 2015. SEGCO has entered into a joint ownership agreement with Alabama Power, which owns and operates a generating unit adjacent to the SEGCO units, for the ownership of the gas pipeline. SEGCO will own 86% of the pipeline with the remaining 14% owned by Alabama Power.

The traditional operating companies, including the Company, and Southern Power may jointly enter into various types of wholesale energy, natural gas, and certain other contracts, either directly or through SCS as agent. Each participating company may be jointly and severally liable for the obligations incurred under these agreements. See Note 7 under "Fuel and Purchased Power Agreements" for additional information.

New Accounting Pronouncements

In June 2011, the Financial Accounting Standards Board (FASB) issued guidance, ASU 2011-05, *Presentation of Comprehensive Income*, requiring companies to present the total of comprehensive income, the components of net income, and the components of other comprehensive income, in a single continuous statement of comprehensive income or in two separate but consecutive statements. In October 2012, the FASB issued additional guidance, ASU 2012-04, *Technical Corrections and Improvements* (ASU 2012-04), in which it clarified that those companies presenting consecutive statements must begin the statement of comprehensive income with net income. The Company retroactively adopted the guidance in ASU 2012-04 beginning with its financial statements for the three years ended December 31, 2012, 2011, and 2010.

Regulatory Assets and Liabilities

The Company is subject to the provisions of the FASB in accounting for the effects of rate regulation. Regulatory assets represent probable future revenues associated with certain costs that are expected to be recovered from customers through the ratemaking process. Regulatory liabilities represent probable future reductions in revenues associated with amounts that are expected to be credited to customers through the ratemaking process.

Regulatory assets and (liabilities) reflected in the balance sheets at December 31 relate to:

	2012	2011	Note
	(in millions)		
Retiree benefit plans	**$ 1,331**	$ 1,197	(a, j)
Deferred income tax charges	**695**	713	(b)
Deferred income tax charges — Medicare subsidy	**43**	47	(c)
Loss on reacquired debt	**190**	178	(d)
Asset retirement obligations	**131**	108	(b, j)
Fuel hedging (realized and unrealized) losses	**49**	104	(e)
Vacation pay	**85**	82	(f, j)
Building leases	**40**	43	(g)
Cancelled construction projects	**65**	12	(h)
Other regulatory assets	**100**	108	(c)
Other cost of removal obligations	**(94)**	(141)	(b)
Deferred income tax credits	**(115)**	(122)	(b)
State income tax credits	**(36)**	(62)	(i)
Other regulatory liabilities	**(13)**	(13)	(d, e)
Total regulatory assets (liabilities), net	**$ 2,471**	$ 2,254	

Note: The recovery and amortization periods for these regulatory assets and (liabilities) are as follows:

(a) Recovered and amortized over the average remaining service period which may range up to 14 years. See Note 2 under "Pension Plans" and "Other Postretirement Benefits" for additional information.

(b) Asset retirement and other cost of removal obligations and deferred income tax assets are recovered, and deferred income tax liabilities are amortized over the related property lives, which may range up to 65 years. Asset retirement and removal liabilities will be settled and trued up following completion of the related activities. At December 31, 2012, other cost of removal obligations included $31 million that will be amortized during 2013 in accordance with the Company's Alternate Rate Plan for the years 2011 through 2013 (2010 ARP). See Note 3 under "Retail Regulatory Matters – Rate Plans" for additional information.

(c) Recorded and recovered or amortized as approved by the Georgia PSC over periods generally not exceeding 10 years.

(d) Recovered over either the remaining life of the original issue or, if refinanced, over the life of the new issue, which may range up to 50 years.

(e) Fuel hedging assets and liabilities are recorded over the life of the underlying hedged purchase contracts, which generally do not exceed three years. Upon final settlement, actual costs incurred are recovered through the Company's fuel cost recovery mechanism.

(f) Recorded as earned by employees and recovered as paid, generally within one year. This includes both vacation and banked holiday pay.

(g) See Note 6 under "Capital Leases." Recovered over the remaining lives of the buildings through 2026.

(h) Costs associated with construction of environmental controls that will not be completed as a result of unit retirements and deferred in accordance with the 2010 ARP. Amortization is expected to begin January 1, 2014, subject to approval by the Georgia PSC.

(i) Additional tax benefits resulting from the Georgia state income tax credit settlement that are being amortized over a 21-month period that began in April 2012, in accordance with a Georgia PSC order. See Note 5 under "Current and Deferred Income Taxes" for additional information.

(j) Not earning a return as offset in rate base by a corresponding asset or liability.

In the event that a portion of the Company's operations is no longer subject to applicable accounting rules for rate regulation, the Company would be required to write off to income or reclassify to accumulated other comprehensive income (OCI) related regulatory assets and liabilities that are not specifically recoverable through regulated rates. In addition, the Company would be required to determine if any impairment to other assets, including plant, exists and write down the assets, if impaired, to their fair values. All regulatory assets and liabilities are reflected in rate base. See Note 3 under "Retail Regulatory Matters" for additional information.

Revenues

Wholesale capacity revenues are generally recognized on a levelized basis over the appropriate contract period. Energy and other revenues are recognized as services are provided. Unbilled revenues related to retail sales are accrued at the end of each fiscal period. Electric rates for the Company include provisions to adjust billings for fluctuations in fuel costs, the energy component of purchased power costs, and certain other costs. Revenues are adjusted for differences between the actual recoverable costs and amounts billed in current regulated rates.

The Company has a diversified base of customers. No single customer or industry comprises 10% or more of revenues. For all periods presented, uncollectible accounts averaged less than 1% of revenues.

Fuel Costs

Fuel costs are expensed as the fuel is used. Fuel expense includes fuel transportation costs and the cost of purchased emissions allowances as they are used. Fuel expense also includes the amortization of the cost of nuclear fuel and a charge, based on nuclear generation, for the permanent disposal of spent nuclear fuel. See Note 3 under "Nuclear Fuel Disposal Costs" for additional information.

Income and Other Taxes

The Company uses the liability method of accounting for deferred income taxes and provides deferred income taxes for all significant income tax temporary differences. Investment tax credits utilized are deferred and amortized to income as a credit to reduce depreciation over the average life of the related property. Taxes that are collected from customers on behalf of governmental agencies to be remitted to these agencies are presented net on the statements of income.

In accordance with accounting standards related to the uncertainty in income taxes, the Company recognizes tax positions that are "more likely than not" of being sustained upon examination by the appropriate taxing authorities. See Note 5 under "Unrecognized Tax Benefits" for additional information.

Property, Plant, and Equipment

Property, plant, and equipment is stated at original cost less any regulatory disallowances and impairments. Original cost includes: materials; labor; minor items of property; appropriate administrative and general costs; payroll-related costs such as taxes, pensions, and other benefits; and the cost of equity and debt funds used during construction.

The Company's property, plant, and equipment in service consisted of the following at December 31:

	2012	2011
	(in millions)	
Generation	**$ 14,567**	$ 13,675
Transmission	**4,581**	4,355
Distribution	**8,373**	8,125
General	**1,695**	1,621
Plant acquisition adjustment	**28**	28
Total plant in service	**$ 29,244**	$ 27,804

The cost of replacements of property, exclusive of minor items of property, is capitalized. The cost of maintenance, repairs, and replacement of minor items of property is charged to other operations and maintenance expense as incurred or performed with the exception of certain generating plant maintenance costs. As mandated by the Georgia PSC, the Company defers and amortizes nuclear refueling outage costs over the unit's operating cycle. The refueling cycles are 18 and 24 months for Plant Vogtle Units 1 and 2 and Plant Hatch Units 1 and 2, respectively. Also, in accordance with a Georgia PSC order, the Company defers the costs of certain significant inspection costs for the combustion turbines at Plant McIntosh and amortizes such costs over 10 years, which approximates the expected maintenance cycle.

Depreciation and Amortization

Depreciation of the original cost of utility plant in service is provided primarily by using composite straight-line rates, which approximated 2.9% in 2012, 2.8% in 2011, and 3.0% in 2010. Depreciation studies are conducted periodically to update the composite rates that are approved by the Georgia PSC and the FERC. When property subject to depreciation is retired or otherwise disposed of in the normal course of business, its original cost, together with the cost of removal, less salvage, is charged to accumulated depreciation. For other property dispositions, the applicable cost and accumulated depreciation are removed from the balance sheet accounts, and a gain or loss is recognized. Minor items of property included in the original cost of the plant are retired when the related property unit is retired.

In 2009, the Georgia PSC approved an accounting order allowing the Company to amortize a portion of its regulatory liability related to other cost of removal obligations. Under the terms of the 2010 ARP, the Company is amortizing approximately $31 million annually of the remaining regulatory liability related to other cost of removal obligations over the three years ending December 31, 2013. See Note 3 under "Retail Regulatory Matters – Rate Plans" for additional information.

Asset Retirement Obligations and Other Costs of Removal

Asset retirement obligations are computed as the present value of the ultimate costs for an asset's future retirement and are recorded in the period in which the liability is incurred. The costs are capitalized as part of the related long-lived asset and depreciated over the asset's useful life. The Company has received accounting guidance from the Georgia PSC allowing the continued accrual of other future retirement costs for long-lived assets that the Company does not have a legal obligation to retire. Accordingly, the accumulated removal costs for these obligations are reflected in the balance sheets as a regulatory liability. See Note 3 under "Retail Regulatory Matters – Rate Plans" for additional information related to the Company's cost of removal regulatory liability.

The asset retirement obligation liability relates to the decommissioning of the Company's nuclear facilities, which include the Company's ownership interests in Plant Hatch and Plant Vogtle Units 1 and 2, as well as various landfill sites, ash ponds, underground storage tanks, and asbestos removal. The Company also has identified retirement obligations related to certain transmission and distribution facilities, including the disposal of polychlorinated biphenyls in certain transformers; leasehold improvements; equipment on customer property; and property associated with the Company's rail lines. However, liabilities for the removal of these assets have not been recorded because the range of time over which the Company may settle these obligations is unknown and cannot be reasonably estimated. The Company will continue to recognize in the statements of income the allowed removal costs in accordance with its regulatory treatment. Any difference between costs recognized in accordance with accounting standards related to asset retirement and environmental obligations and those reflected in rates are recognized as either a regulatory asset or liability in the balance sheets as ordered by the Georgia PSC. See "Nuclear Decommissioning" herein for additional information on amounts included in rates.

Details of the asset retirement obligations included in the balance sheets are as follows:

	2012	2011
	(in millions)	
Balance at beginning of year	**$ 757**	$ 712
Liabilities incurred	**24**	—
Liabilities settled	**(15)**	(9)
Accretion	**72**	45
Cash flow revisions	**267**	9
Balance at end of year	**$ 1,105**	$ 757

Nuclear Decommissioning

The Nuclear Regulatory Commission (NRC) requires licensees of commercial nuclear power reactors to establish a plan for providing reasonable assurance of funds for future decommissioning. The Company has external trust funds (Funds) to comply with the NRC's regulations. Use of the Funds is restricted to nuclear decommissioning activities. The Funds are managed and invested in accordance with applicable requirements of various regulatory bodies, including the NRC, the FERC, and the Georgia PSC, as well as the Internal Revenue Service (IRS). The Funds are required to be held by one or more trustees with an individual net worth of at least $100 million. The FERC requires the Funds' managers to exercise the standard of care in investing that a "prudent investor" would use in the same circumstances. The FERC regulations also require that the Funds' managers may not invest in any securities of the utility for which it manages funds or its affiliates, except for investments tied to market indices or other mutual funds. While the Company is allowed to prescribe an overall investment policy to the Funds' managers, the Company and its affiliates are not allowed to engage in the day-to-day management of the Funds or to mandate individual investment decisions. Day-to-day management of the investments in the Funds is delegated to unrelated third party managers with oversight by the management of the Company. The Funds' managers are authorized, within certain investment guidelines, to actively buy and sell securities at their own discretion in order to maximize the return on the Funds' investments. The Funds are invested in a tax-efficient manner in a diversified mix of equity and fixed income securities and are reported as trading securities.

The Company records the investment securities held in the Funds at fair value, as discussed in Note 10, as management believes that fair value best represents the nature of the Funds. Gains and losses, whether realized or unrealized, are recorded in the regulatory liability for asset retirement obligations in the balance sheets and are not included in net income or OCI. Fair value adjustments and realized gains and losses are determined on a specific identification basis.

The Funds participate in a securities lending program through the managers of the Funds. Under this program, the Funds' investment securities are loaned to institutional investors for a fee. Securities so loaned are fully collateralized by cash, letters of credit, and securities issued or guaranteed by the U.S. government, its agencies, and the instrumentalities. As of December 31, 2012 and 2011, approximately $91 million and $39 million, respectively, of the fair market value of the Funds' securities were on loan and pledged to creditors under the Funds' managers' securities lending program. The fair value of the collateral received was approximately $93 million and $42 million at December 31, 2012 and 2011, respectively, and can only be sold by the borrower upon the return of the loaned securities. The collateral received is treated as a non-cash item in the statements of cash flows.

At December 31, 2012, investment securities in the Funds totaled $698 million, consisting of equity securities of $280 million, debt securities of $408 million, and $10 million of other securities. At December 31, 2011, investment securities in the Funds totaled $666 million, consisting of equity securities of $244 million, debt securities of $397 million, and $25 million of other securities. These amounts include the investment securities pledged to creditors and collateral received, and exclude receivables related to investment income and pending investment sales, and payables related to pending investment purchases and the lending pool.

Sales of the securities held in the Funds resulted in cash proceeds of $850 million, $1.8 billion, and $1.8 billion in 2012, 2011, and 2010, respectively, all of which were reinvested. For 2012, fair value increases, including reinvested interest and dividends and excluding the Funds' expenses, were $67 million, of which $25 million related to unrealized gains on securities held in the Funds at December 31, 2012. For 2011, fair value increases, including reinvested interest and dividends and excluding the Funds' expenses, were $23 million, of which $9 million related to unrealized losses on securities held in the Funds at December 31, 2011. For 2010, fair value increases, including reinvested interest and dividends and excluding the Funds' expenses, were $74 million, of which $25 million related to unrealized losses on securities held in the Funds at December 31, 2010. While the investment securities held in the Funds are reported as trading securities, the Funds continue to be managed with a long-term focus. Accordingly, all purchases and sales within the Funds are presented separately in the statements of cash flows as investing cash flows, consistent with the nature of and purpose for which the securities were acquired.

The NRC's minimum external funding requirements are based on a generic estimate of the cost to decommission only the radioactive portions of a nuclear unit based on the size and type of reactor. The Company has filed plans with the NRC designed to ensure that, over time, the deposits and earnings of the Funds will provide the minimum funding amounts prescribed by the NRC.

Site study cost is the estimate to decommission a specific facility as of the site study year. The estimated costs of decommissioning are based on the most current study performed in 2012. The site study costs and external trust funds for decommissioning as of December 31, 2012 based on the Company's ownership interests were as follows:

	Plant Hatch	Plant Vogtle Units 1 and 2
Decommissioning periods:		
Beginning year	2034	2047
Completion year	2068	2072
	(in millions)	
Site study costs:		
Radiated structures	$ 549	$ 453
Spent fuel management	131	115
Non-radiated structures	51	76
Total site study costs	$ 731	$ 644
External trust funds	$ 435	$ 256

The decommissioning periods and site study costs for Plant Vogtle Units 1 and 2 reflect the extended operating license approved by the NRC in 2009. The decommissioning cost estimates are based on prompt dismantlement and removal of the plant from service. The actual decommissioning costs may vary from these estimates because of changes in the assumed date of decommissioning, changes in NRC requirements, or changes in the assumptions used in making these estimates.

For ratemaking purposes, the Company's decommissioning costs are based on the NRC generic estimate to decommission the radioactive portion of the facilities and the site study estimate for spent fuel management as of 2009. The Georgia PSC approved annual decommissioning costs for ratemaking of $2 million annually for Plant Hatch for 2011 through 2013. Significant assumptions used to determine the costs for ratemaking include an estimated inflation rate of 2.4% and an estimated trust earnings rate of 4.4%. The Company expects the Georgia PSC to periodically review and adjust, if necessary, the amounts collected in rates for nuclear decommissioning costs.

Allowance for Funds Used During Construction

In accordance with regulatory treatment, the Company records allowance for funds used during construction (AFUDC), which represents the estimated debt and equity costs of capital funds that are necessary to finance the construction of new facilities. While cash is not realized currently from such allowance, AFUDC increases the revenue requirement over the service life of the plant through a higher rate base and higher depreciation. The equity component of AFUDC is not included in calculating taxable income. For the years 2012, 2011, and 2010, the average AFUDC rates were 6.8%, 7.5%, and 8.0%, respectively, and AFUDC capitalized was $75 million, $134 million, and $201 million, respectively. AFUDC, net of income taxes, was 5.7%, 10.4%, and 19.0% of net income after dividends on preferred and preference stock for 2012, 2011, and 2010, respectively. See Note 3 under "Construction – Nuclear" for additional information on the inclusion of construction costs related to the construction of two new nuclear generating units at Plant Vogtle (Plant Vogtle Units 3 and 4) in rate base effective January 1, 2011.

Impairment of Long-Lived Assets and Intangibles

The Company evaluates long-lived assets for impairment when events or changes in circumstances indicate that the carrying value of such assets may not be recoverable. The determination of whether an impairment has occurred is based on either a specific regulatory disallowance or an estimate of undiscounted future cash flows attributable to the assets, as compared with the carrying value of the assets. If an impairment has occurred, the amount of the impairment recognized is determined by either the amount of regulatory disallowance or by estimating the fair value of the assets and recording a loss if the carrying value is greater than the fair value. For assets identified as held for sale, the carrying value is compared to the estimated fair value less the cost to sell in order to determine if an impairment loss is required. Until the assets are disposed of, their estimated fair value is re-evaluated when circumstances or events change.

Storm Damage Recovery

The Company defers and recovers certain costs related to damages from major storms as mandated by the Georgia PSC. Under the 2010 ARP effective January 1, 2011, the Company recovers $18 million annually. In 2010, the Company recovered $21 million annually as mandated by the retail rate plan effective January 1, 2008 (2007 Retail Rate Plan). At December 31, 2012, the Company's regulatory asset related to storm damage was $38 million, with approximately $18 million included in other regulatory assets, current and approximately $20 million included as other regulatory assets, deferred. The Company expects the Georgia PSC to periodically review and adjust, if necessary, the amounts collected in rates for storm damage costs.

Environmental Remediation Recovery

The Company maintains a reserve for environmental remediation as mandated by the Georgia PSC. Under the 2010 ARP, effective January 1, 2011, the Company recovers approximately $3 million annually through the environmental compliance cost recovery (ECCR) tariff. In 2010, the Company recovered $1 million annually in accordance with the 2007 Retail Rate Plan. The Company recognizes a liability for environmental remediation costs only when it determines a loss is probable and reduces the reserve as expenditures are incurred. Any difference between the liabilities accrued and cost recovered through rates is deferred as a regulatory asset or liability. The annual recovery amount is expected to be reviewed by the Georgia PSC and adjusted in future regulatory proceedings. As a result of this regulatory treatment, environmental remediation liabilities generally are not expected to have a material impact on the Company's financial statements. As of December 31, 2012, the balance of the environmental remediation liability was $19 million, with approximately $3 million included in other regulatory assets, current and approximately $11 million included as other regulatory assets, deferred. See Note 3 under "Environmental Matters – Environmental Remediation" for additional information.

Cash and Cash Equivalents

For purposes of the financial statements, temporary cash investments are considered cash equivalents. Temporary cash investments are securities with original maturities of 90 days or less.

Materials and Supplies

Generally, materials and supplies include the average cost of transmission, distribution, and generating plant materials. Materials are charged to inventory when purchased and then expensed or capitalized to plant, as appropriate, at weighted average cost when installed.

Fuel Inventory

Fuel inventory includes the average cost of coal, natural gas, oil, transportation, and emissions allowances. Fuel is charged to inventory when purchased and then expensed, at weighted average cost, as used and recovered by the Company through fuel cost recovery rates approved by the Georgia PSC. Emissions allowances granted by the Environmental Protection Agency (EPA) are included in inventory at zero cost.

Financial Instruments

The Company uses derivative financial instruments to limit exposure to fluctuations in interest rates, the prices of certain fuel purchases, and electricity purchases and sales. All derivative financial instruments are recognized as either assets or liabilities (included in "Other" or shown separately as "Risk Management Activities") and are measured at fair value. See Note 10 for additional information. Substantially all of the Company's bulk energy purchases and sales contracts that meet the definition of a derivative are excluded from fair value accounting requirements because they qualify for the "normal" scope exception, and are accounted for under the accrual method. Other derivative contracts qualify as cash flow hedges of anticipated transactions or are recoverable through the Georgia PSC-approved fuel hedging program. This results in the deferral of related gains and losses in OCI or regulatory assets and liabilities, respectively, until the hedged transactions occur. Any ineffectiveness arising from cash flow hedges is recognized currently in net income. Other derivative contracts are marked to market through current period income and are recorded on a net basis in the statements of income. See Note 11 for additional information.

The Company does not offset fair value amounts recognized for multiple derivative instruments executed with the same counterparty under a master netting arrangement. Additionally, the Company had no outstanding collateral repayment obligations or rights to reclaim collateral arising from derivative instruments recognized at December 31, 2012.

The Company is exposed to losses related to financial instruments in the event of counterparties' nonperformance. The Company has established controls to determine and monitor the creditworthiness of counterparties in order to mitigate the Company's exposure to counterparty credit risk.

Comprehensive Income

The objective of comprehensive income is to report a measure of all changes in common stock equity of an enterprise that result from transactions and other economic events of the period other than transactions with owners. Comprehensive income consists of net income, changes in the fair value of qualifying cash flow hedges, and reclassifications for amounts included in net income.

2. RETIREMENT BENEFITS

The Company has a defined benefit, trusteed, pension plan covering substantially all employees. This qualified pension plan is funded in accordance with requirements of the Employee Retirement Income Security Act of 1974, as amended (ERISA). No contributions to the qualified pension plan were made for the year ended December 31, 2012. No mandatory contributions to the qualified pension plan are anticipated for the year ending December 31, 2013. The Company also provides certain defined benefit pension plans for a selected group of management and highly compensated employees. Benefits under these non-qualified pension plans are funded on a cash basis. In addition, the Company provides certain medical care and life insurance benefits for retired employees through other postretirement benefit plans. The Company funds its other postretirement trusts to the extent required by the Georgia PSC and the FERC. For the year ending December 31, 2013, other postretirement trust contributions are expected to total approximately $24 million.

Actuarial Assumptions

The weighted average rates assumed in the actuarial calculations used to determine both the benefit obligations as of the measurement date and the net periodic costs for the pension and other postretirement benefit plans for the following year are presented below. Net periodic benefit costs were calculated in 2009 for the 2010 plan year using discount rates for the pension plans and the other postretirement benefit plans of 5.93% and 5.83%, respectively, and an annual salary increase of 4.18%.

	2012	2011	2010
Discount rate:			
Pension plans	**4.27%**	4.98%	5.52%
Other postretirement benefit plans	**4.04**	4.87	5.40
Annual salary increase	**3.59**	3.84	3.84
Long-term return on plan assets:			
Pension plans	**8.20**	8.45	8.45
Other postretirement benefit plans	**7.24**	7.25	7.24

The Company estimates the expected rate of return on pension plan and other postretirement benefit plan assets using a financial model to project the expected return on each current investment portfolio. The analysis projects an expected rate of return on each of seven different asset classes in order to arrive at the expected return on the entire portfolio relying on each trust's target asset allocation and reasonable capital market assumptions. The financial model is based on four key inputs: anticipated returns by asset class (based in part on historical returns), each trust's target asset allocation, an anticipated inflation rate, and the projected impact of a periodic rebalancing of each trust's portfolio.

An additional assumption used in measuring the accumulated other postretirement benefit obligations (APBO) is the weighted average medical care cost trend rate. The weighted average medical care cost trend rates used in measuring the APBO as of December 31, 2012 were as follows:

	Initial Cost Trend Rate	**Ultimate Cost Trend Rate**	**Year That Ultimate Rate Is Reached**
Pre-65	8.00%	5.00%	2020
Post-65 medical	6.00	5.00	2020
Post-65 prescription	6.00	5.00	2020

An annual increase or decrease in the assumed medical care cost trend rate of 1% would affect the APBO and the service and interest cost components at December 31, 2012 as follows:

	1 Percent Increase	1 Percent Decrease
	(in millions)	
Benefit obligation	$ 61	$ (52)
Service and interest costs	3	(3)

Pension Plans

The total accumulated benefit obligation for the pension plans was $3.1 billion at December 31, 2012 and $2.7 billion at December 31, 2011. Changes in the projected benefit obligations and the fair value of plan assets during the plan years ended December 31, 2012 and 2011 were as follows:

	2012	2011
	(in millions)	
Change in benefit obligation		
Benefit obligation at beginning of year	**$ 2,909**	$ 2,674
Service cost	**60**	57
Interest cost	**141**	144
Benefits paid	**(136)**	(132)
Actuarial loss	**338**	166
Balance at end of year	**3,312**	2,909
Change in plan assets		
Fair value of plan assets at beginning of year	**2,575**	2,621
Actual return on plan assets	**377**	76
Employer contributions	**11**	10
Benefits paid	**(136)**	(132)
Fair value of plan assets at end of year	**2,827**	2,575
Accrued liability	**$ (485)**	$ (334)

At December 31, 2012, the projected benefit obligations for the qualified and non-qualified pension plans were $3.1 billion and $165 million, respectively. All pension plan assets are related to the qualified pension plan.

Amounts recognized in the balance sheets at December 31, 2012 and 2011 related to the Company's pension plans consist of the following:

	2012	2011
	(in millions)	
Other regulatory assets, deferred	**$ 1,132**	$ 995
Current liabilities, other	**(11)**	(10)
Employee benefit obligations	**(474)**	(324)

Presented below are the amounts included in regulatory assets at December 31, 2012 and 2011 related to the defined benefit pension plans that had not yet been recognized in net periodic pension cost along with the estimated amortization of such amounts for 2013.

	2012	2011	Estimated Amortization in 2013
		(in millions)	
Prior service cost	**$ 37**	$ 48	**$ 10**
Net (gain) loss	**1,095**	947	**74**
Other regulatory assets, deferred	**$ 1,132**	$ 995	

The changes in the balance of regulatory assets related to the defined benefit pension plans for the years ended December 31, 2012 and 2011 are presented in the following table:

	Regulatory Assets
	(in millions)
Balance at December 31, 2010	$ 689
Net (gain) loss	324
Change in prior service costs	—
Reclassification adjustments:	
Amortization of prior service costs	(12)
Amortization of net gain (loss)	(6)
Total reclassification adjustments	(18)
Total change	306
Balance at December 31, 2011	$ 995
Net (gain) loss	**182**
Change in prior service costs	—
Reclassification adjustments:	
Amortization of prior service costs	**(12)**
Amortization of net gain (loss)	**(33)**
Total reclassification adjustments	**(45)**
Total change	**137**
Balance at December 31, 2012	**$ 1,132**

Components of net periodic pension cost (income) were as follows:

	2012	2011	2010
		(in millions)	
Service cost	**$ 60**	$ 57	$ 54
Interest cost	**141**	144	145
Expected return on plan assets	**(221)**	(234)	(220)
Recognized net loss	**33**	6	2
Net amortization	**12**	12	13
Net periodic pension cost (income)	**$ 25**	$ (15)	$ (6)

Net periodic pension cost (income) is the sum of service cost, interest cost, and other costs netted against the expected return on plan assets. The expected return on plan assets is determined by multiplying the expected rate of return on plan assets and the market-related value of plan assets. In determining the market-related value of plan assets, the Company has elected to amortize changes in the market value of all plan assets over five years rather than recognize the changes immediately. As a result, the accounting value of plan assets that is used to calculate the expected return on plan assets differs from the current fair value of the plan assets.

Future benefit payments reflect expected future service and are estimated based on assumptions used to measure the projected benefit obligation for the pension plans. At December 31, 2012, estimated benefit payments were as follows:

	Benefit Payments	
	(in millions)	
2013	$	148
2014		154
2015		160
2016		166
2017		173
2018 to 2022		952

Other Postretirement Benefits

Changes in the APBO and in the fair value of plan assets during the plan years ended December 31, 2012 and 2011 were as follows:

		2012		2011
		(in millions)		
Change in benefit obligation				
Benefit obligation at beginning of year	**$**	**774**	$	786
Service cost		**7**		7
Interest cost		**37**		41
Benefits paid		**(46)**		(48)
Actuarial (gain) loss		**25**		(4)
Plan amendments		**—**		(12)
Retiree drug subsidy		**3**		4
Balance at end of year		**800**		774
Change in plan assets				
Fair value of plan assets at beginning of year		**365**		393
Actual return (loss) on plan assets		**43**		(4)
Employer contributions		**17**		20
Benefits paid		**(43)**		(44)
Fair value of plan assets at end of year		**382**		365
Accrued liability	**$**	**(418)**	$	(409)

Amounts recognized in the balance sheets at December 31, 2012 and 2011 related to the Company's other postretirement benefit plans consist of the following:

	2012	2011
	(in millions)	
Regulatory assets	**$ 187**	$ 186
Employee benefit obligations	**(418)**	(409)

Presented below are the amounts included in regulatory assets at December 31, 2012 and 2011 related to the other postretirement benefit plans that had not yet been recognized in net periodic other postretirement benefit cost along with the estimated amortization of such amounts for 2013.

	2012	2011	Estimated Amortization in 2013
		(in millions)	
Prior service cost	**$ (4)**	$ (4)	**$ —**
Net (gain) loss	**186**	179	**7**
Transition obligation	**5**	11	**4**
Regulatory assets	**$ 187**	$ 186	

The changes in the balance of regulatory assets related to the other postretirement benefit plans for the plan years ended December 31, 2012 and 2011 are presented in the following table:

	Regulatory Assets
	(in millions)
Balance at December 31, 2010	$ 179
Net (gain) loss	29
Change in prior service costs/transition obligation	(12)
Reclassification adjustments:	
Amortization of transition obligation	(6)
Amortization of prior service costs	(1)
Amortization of net gain (loss)	(3)
Total reclassification adjustments	(10)
Total change	7
Balance at December 31, 2011	$ 186
Net (gain) loss	**11**
Change in prior service costs/transition obligation	**—**
Reclassification adjustments:	
Amortization of transition obligation	**(6)**
Amortization of prior service costs	**—**
Amortization of net gain (loss)	**(4)**
Total reclassification adjustments	**(10)**
Total change	**1**
Balance at December 31, 2012	**$ 187**

Components of the other postretirement benefit plans' net periodic cost were as follows:

	2012	2011	2010
		(in millions)	
Service cost	**$ 7**	$ 7	$ 9
Interest cost	**37**	41	44
Expected return on plan assets	**(29)**	(30)	(30)
Net amortization	**10**	11	10
Net postretirement cost	**$ 25**	$ 29	$ 33

Future benefit payments, including prescription drug benefits, reflect expected future service and are estimated based on assumptions used to measure the APBO for the other postretirement benefit plans. Estimated benefit payments are reduced by drug subsidy receipts expected as a result of the Medicare Prescription Drug, Improvement, and Modernization Act of 2003 as follows:

	Benefit Payments	**Subsidy Receipts**	**Total**
		(in millions)	
2013	$ 49	$ (5)	$ 44
2014	51	(5)	46
2015	53	(5)	48
2016	55	(6)	49
2017	56	(7)	49
2018 to 2022	282	(36)	246

Benefit Plan Assets

Pension plan and other postretirement benefit plan assets are managed and invested in accordance with all applicable requirements, including ERISA and the Internal Revenue Code of 1986, as amended (Internal Revenue Code). The Company's investment policies for both the pension plan and the other postretirement benefit plans cover a diversified mix of assets, including equity and fixed income securities, real estate, and private equity. Derivative instruments are used primarily to gain efficient exposure to the various asset classes and as hedging tools. The Company minimizes the risk of large losses primarily through diversification but also monitors and manages other aspects of risk.

The composition of the Company's pension plan and other postretirement benefit plan assets as of December 31, 2012 and 2011, along with the targeted mix of assets for each plan, is presented below:

	Target	**2012**	2011
Pension plan assets:			
Domestic equity	26%	**28%**	29%
International equity	25	**24**	25
Fixed income	23	**27**	23
Special situations	3	**1**	—
Real estate investments	14	**13**	14
Private equity	9	**7**	9
Total	100%	**100%**	100%
Other postretirement benefit plan assets:			
Domestic equity	41%	**34%**	39%
International equity	21	**27**	22
Domestic fixed income	24	**27**	26
Global fixed income	8	**7**	8
Special situations	1	**—**	—
Real estate investments	3	**3**	3
Private equity	2	**2**	2
Total	100%	**100%**	100%

The investment strategy for plan assets related to the Company's qualified pension plan is to be broadly diversified across major asset classes. The asset allocation is established after consideration of various factors that affect the assets and liabilities of the pension plan including, but not limited to, historical and expected returns, volatility, correlations of asset classes, the current level of assets and liabilities, and the assumed growth in assets and liabilities. Because a significant portion of the liability of the pension plan is long-term in nature, the assets are invested consistent with long-term investment expectations for return and risk. To manage the actual asset class exposures relative to the target asset allocation, the Company employs a formal rebalancing program. As additional risk management, external investment managers and service providers are subject to written guidelines to ensure appropriate and prudent investment practices.

Investment Strategies

Detailed below is a description of the investment strategies for each major asset category for the pension and other postretirement benefit plans disclosed above:

- ***Domestic equity.*** A mix of large and small capitalization stocks with generally an equal distribution of value and growth attributes, managed both actively and through passive index approaches.
- ***International equity.*** A mix of growth stocks and value stocks with both developed and emerging market exposure, managed both actively and through passive index approaches.
- ***Fixed income.*** A mix of domestic and international bonds.
- ***Trust-owned life insurance (TOLI).*** Investments of the Company's taxable trusts aimed at minimizing the impact of taxes on the portfolio.
- ***Special situations.*** Investments in opportunistic strategies with the objective of diversifying and enhancing returns and exploiting short-term inefficiencies as well as investments in promising new strategies of a longer-term nature.
- ***Real estate investments.*** Investments in traditional private market, equity-oriented investments in real properties (indirectly through pooled funds or partnerships) and in publicly traded real estate securities.
- ***Private equity.*** Investments in private partnerships that invest in private or public securities typically through privately-negotiated and/or structured transactions, including leveraged buyouts, venture capital, and distressed debt.

Benefit Plan Asset Fair Values

Following are the fair value measurements for the pension plan and the other postretirement benefit plan assets as of December 31, 2012 and 2011. The fair values presented are prepared in accordance with GAAP. For purposes of determining the fair value of the pension plan and other postretirement benefit plan assets and the appropriate level designation, management relies on information provided by the plan's trustee. This information is reviewed and evaluated by management with changes made to the trustee information as appropriate.

Valuation methods of the primary fair value measurements disclosed in the following tables are as follows:

- **Investments in equity securities:** Investments in equity securities such as common stocks, American depositary receipts, and real estate investment trusts that trade on a public exchange are classified as Level 1 investments and are valued at the closing price in the active market. Equity investments with unpublished prices (i.e. pooled funds) are valued as Level 2, when the underlying holdings used to value the investment are comprised of Level 1 or Level 2 equity securities.
- **Investments in fixed income securities:** Investments in fixed income securities are generally classified as Level 2 investments and are valued based on prices reported in the market place. Additionally, the value of fixed income securities takes into consideration certain items such as broker quotes, spreads, yield curves, interest rates, and discount rates that apply to the term of a specific instrument.
- **Investments in TOLI**: Investments in TOLI policies are classified as Level 2 investments and are valued based on the underlying investments held in the policy's separate account. The underlying assets are equity and fixed income pooled funds that are comprised of Level 1 and Level 2 securities.
- **Investments in private equity and real estate:** Investments in private equity and real estate are generally classified as Level 3 as the underlying assets typically do not have observable inputs. The fund manager values the assets using various inputs and techniques depending on the nature of the underlying investments. In the case of private equity, techniques may include purchase multiples for comparable transactions, comparable public company trading multiples, and discounted cash flow analysis. Real estate managers generally use prevailing market capitalization rates, recent sales of comparable investments, and independent third-party appraisals to value underlying real estate investments. The fair value of partnerships is determined by aggregating the value of the underlying assets.

The fair values of pension plan assets as of December 31, 2012 and 2011 are presented below. These fair value measurements exclude cash, receivables related to investment income, pending investments sales, and payables related to pending investment purchases. Assets that are considered special situations investments, primarily real estate investments and private equities, are presented in the tables below based on the nature of the investment.

	Fair Value Measurements Using			
As of December 31, 2012:	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
		(in millions)		
Assets:				
Domestic equity*	$ 413	$ 238	$ —	$ 651
International equity*	324	348	—	672
Fixed income:				
U.S. Treasury, government, and agency bonds	—	183	—	183
Mortgage- and asset-backed securities	—	45	—	45
Corporate bonds	—	312	1	313
Pooled funds	—	142	—	142
Cash equivalents and other	2	195	—	197
Real estate investments	92	—	299	391
Private equity	—	—	211	211
Total	$ 831	$ 1,463	$ 511	$ 2,805

* Level 1 securities consist of actively traded stocks while Level 2 securities consist of pooled funds. Management believes that the portfolio is well-diversified with no significant concentrations of risk.

As of December 31, 2011:	Fair Value Measurements Using: Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
	(in millions)			
Assets:				
Domestic equity*	$ 437	$ 202	$ —	$ 639
International equity*	449	129	—	578
Fixed income:				
U.S. Treasury, government, and agency bonds	—	164	—	164
Mortgage- and asset-backed securities	—	51	—	51
Corporate bonds	—	316	1	317
Pooled funds	—	144	—	144
Cash equivalents and other	—	53	—	53
Real estate investments	83	—	296	379
Private equity	—	—	220	220
Total	$ 969	$ 1,059	$ 517	$ 2,545

* Level 1 securities consist of actively traded stocks while Level 2 securities consist of pooled funds. Management believes that the portfolio is well-diversified with no significant concentrations of risk.

Changes in the fair value measurement of the Level 3 items in the pension plan assets valued using significant unobservable inputs for the years ended December 31, 2012 and 2011 were as follows:

	2012		2011	
	Real Estate Investments	Private Equity	Real Estate Investments	Private Equity
	(in millions)			
Beginning balance	**$ 296**	**$ 220**	$ 258	$ 245
Actual return on investments:				
Related to investments held at year end	**2**	**—**	24	(5)
Related to investments sold during the year	**1**	**2**	8	14
Total return on investments	**3**	**2**	32	9
Purchases, sales, and settlements	**—**	**(11)**	6	(34)
Transfers into/out of Level 3	**—**	**—**	—	—
Ending balance	**$ 299**	**$ 211**	$ 296	$ 220

The fair values of other postretirement benefit plan assets as of December 31, 2012 and 2011 are presented below. These fair value measurements exclude cash, receivables related to investment income, pending investments sales, and payables related to pending investment purchases. Assets that are considered special situations investments, primarily real estate investments and private equities, are presented in the tables below based on the nature of the investment.

	Fair Value Measurements Using			
As of December 31, 2012:	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
		(in millions)		
Assets:				
Domestic equity*	$ 65	$ 27	$ —	$ 92
International equity*	10	51	—	61
Fixed income:				
U.S. Treasury, government, and agency bonds	—	6	—	6
Mortgage- and asset-backed securities	—	1	—	1
Corporate bonds	—	10	—	10
Pooled funds	—	32	—	32
Cash equivalents and other	—	18	—	18
Trust-owned life insurance	—	142	—	142
Real estate investments	3	—	10	13
Private equity	—	—	7	7
Total	$ 78	$ 287	$ 17	$ 382

* Level 1 securities consist of actively traded stocks while Level 2 securities consist of pooled funds. Management believes that the portfolio is well-diversified with no significant concentrations of risk.

As of December 31, 2011:	Fair Value Measurements Using: Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
	(in millions)			
Assets:				
Domestic equity*	$ 85	$ 24	$ —	$ 109
International equity*	15	31	—	46
Fixed income:				
U.S. Treasury, government, and agency bonds	—	5	—	5
Mortgage- and asset-backed securities	—	1	—	1
Corporate bonds	—	10	—	10
Pooled funds	—	38	—	38
Cash equivalents and other	—	26	—	26
Trust-owned life insurance	—	131	—	131
Real estate investments	3	—	9	12
Private equity	—	—	7	7
Total	$ 103	$ 266	$ 16	$ 385

* Level 1 securities consist of actively traded stocks while Level 2 securities consist of pooled funds. Management believes that the portfolio is well-diversified with no significant concentrations of risk.

Changes in the fair value measurement of the Level 3 items in the other postretirement benefit plan assets valued using significant unobservable inputs for the years ended December 31, 2012 and 2011 were as follows:

	2012		2011	
	Real Estate Investments	Private Equity	Real Estate Investments	Private Equity
	(in millions)			
Beginning balance	$ 9	$ 7	$ 8	$ 8
Actual return on investments:				
Related to investments held at year end	1	—	1	—
Related to investments sold during the year	—	—	—	—
Total return on investments	1	—	1	—
Purchases, sales, and settlements	—	—	—	(1)
Transfers into/out of Level 3	—	—	—	—
Ending balance	$ 10	$ 7	$ 9	$ 7

Employee Savings Plan

The Company also sponsors a 401(k) defined contribution plan covering substantially all employees. The Company provides an 85% matching contribution on up to 6% of an employee's base salary. Total matching contributions made to the plan for 2012, 2011, and 2010 were $24 million, $24 million, and $23 million, respectively.

3. CONTINGENCIES AND REGULATORY MATTERS

General Litigation Matters

The Company is subject to certain claims and legal actions arising in the ordinary course of business. In addition, the Company's business activities are subject to extensive governmental regulation related to public health and the environment, such as regulation of air emissions and water discharges. Litigation over environmental issues and claims of various types, including property damage, personal injury, common law nuisance, and citizen enforcement of environmental requirements such as air quality and water standards, has increased generally throughout the U.S. In particular, personal injury, property damage, and other claims for damages alleged to have been caused by carbon dioxide and other emissions, coal combustion byproducts, and alleged exposure to hazardous materials, and/or requests for injunctive relief in connection with such matters, have become more frequent. The ultimate outcome of such pending or potential litigation against the Company cannot be predicted at this time; however, for current proceedings not specifically reported herein, management does not anticipate that the ultimate liabilities, if any, arising from such current proceedings would have a material effect on the Company's financial statements.

Environmental Matters

New Source Review Actions

In 1999, the EPA brought a civil action in the U.S. District Court for the Northern District of Georgia against certain Southern Company subsidiaries, including the Company, alleging that these subsidiaries had violated the New Source Review (NSR) provisions of the Clean Air Act and related state laws at certain coal-fired generating facilities. The EPA alleged NSR violations at three coal-fired generating facilities operated by the Company and five coal-fired generating facilities operated by Alabama Power. The civil action sought penalties and injunctive relief, including an order requiring installation of the best available control technology at the affected units. The case against the Company was administratively closed in 2001 and has not been reopened.

The Company believes it complied with applicable laws and regulations in effect at the time the work in question took place. The Clean Air Act authorizes maximum civil penalties of $25,000 to $37,500 per day, per violation, depending on the date of the alleged violation. An adverse outcome could require substantial capital expenditures that cannot be determined at this time and could possibly require payment of substantial penalties. Such expenditures could affect future results of operations, cash flows, and financial condition if such costs are not recovered through regulated rates. The ultimate outcome of this matter cannot be determined at this time.

Climate Change Litigation

Kivalina Case

In 2008, the Native Village of Kivalina and the City of Kivalina filed a lawsuit in the U.S. District Court for the Northern District of California against several electric utilities (including Southern Company), several oil companies, and a coal company. The plaintiffs allege that the village is being destroyed by erosion allegedly caused by global warming that the plaintiffs attribute to emissions of greenhouse gases by the defendants. The plaintiffs assert claims for public and private nuisance and contend that some of the defendants (including Southern Company) acted in concert and are therefore jointly and severally liable for the plaintiffs' damages. The suit seeks damages for lost property values and for the cost of relocating the village, which is alleged to be $95 million to $400 million. In 2009, the U.S. District Court for the Northern District of California granted the defendants' motions to dismiss the case. On September 21, 2012, the U.S. Court of Appeals for the Ninth Circuit upheld the U.S. District Court for the Northern District of California's dismissal of the case. On November 27, 2012, the U.S. Court of Appeals for the Ninth Circuit denied the plaintiffs' request for review of the decision. On February 25, 2013, the plaintiffs filed a petition for writ of certiorari with the U.S. Supreme Court. Southern Company believes that these claims are without merit. While Southern Company believes the likelihood of loss is remote based on existing case law, it is not possible to predict with certainty whether the Company will incur any liability in connection with this matter. The ultimate outcome of this matter cannot be determined at this time.

Hurricane Katrina Case

In 2005, immediately following Hurricane Katrina, a lawsuit was filed in the U.S. District Court for the Southern District of Mississippi by Ned Comer on behalf of Mississippi residents seeking recovery for property damage and personal injuries caused by Hurricane Katrina. In 2006, the plaintiffs amended the complaint to include Southern Company and many other electric utilities, oil companies, chemical companies, and coal producers. The plaintiffs allege that the defendants contributed to climate change, which contributed to the intensity of Hurricane Katrina. In 2007, the U.S. District Court for the Southern District of Mississippi dismissed the case. On appeal to the U.S. Court of Appeals for the Fifth Circuit, a three-judge panel reversed the U.S. District Court for the Southern District of Mississippi, holding that the case could proceed, but, on rehearing, the full U.S. Court of Appeals for the Fifth Circuit dismissed the plaintiffs' appeal, resulting in reinstatement of the decision of the U.S. District Court for the Southern District of Mississippi in favor of the defendants. In May 2011, the plaintiffs filed an amended version of their class action complaint, arguing that the earlier dismissal was on procedural grounds and under Mississippi law the plaintiffs have a right to re-file. The amended complaint was also filed against numerous chemical, coal, oil, and utility companies, including the Company. On March 20, 2012, the U.S. District Court for the Southern District of Mississippi dismissed the plaintiffs' amended complaint. On April 16, 2012, the plaintiffs appealed the case to the U.S. Court of Appeals for the Fifth Circuit. The Company believes that these claims are without merit. While the Company believes the likelihood of loss is remote based on existing case law, it is not possible to predict with certainty whether the Company will incur any liability in connection with this matter. The ultimate outcome of this matter cannot be determined at this time.

Environmental Remediation

The Company must comply with environmental laws and regulations that cover the handling and disposal of waste and releases of hazardous substances. Under these various laws and regulations, the Company may also incur substantial costs to clean up properties. See Note 1 under "Environmental Remediation Recovery" for additional information.

The Company has been designated or identified as a potentially responsible party (PRP) at sites governed by the Georgia Hazardous Site Response Act and/or by the federal Comprehensive Environmental Response, Compensation, and Liability Act (CERCLA), including a large site in Brunswick, Georgia on the CERCLA National Priorities List (NPL). The parties have completed the removal of wastes from the Brunswick site as ordered by the EPA. Additional cleanup and claims for recovery of natural resource damages at this site or for the assessment and potential cleanup of other sites on the Georgia Hazardous Sites Inventory and the CERCLA NPL are anticipated.

The Company and numerous other entities have been designated by the EPA as PRPs at the Ward Transformer Superfund site located in Raleigh, North Carolina. In September 2011, the EPA issued a Unilateral Administrative Order (UAO) to the Company and 22 other parties, ordering specific remedial action of certain areas at the site. In November 2011, the Company filed a response with the EPA stating it has sufficient cause to believe it is not a liable party under CERCLA. The EPA notified the Company in November 2011 that it is considering enforcement options against the Company and other non-complying UAO recipients. If the court determines that a respondent failed to comply with the UAO without sufficient cause, the EPA may also seek civil penalties of up to $37,500 per day for the violation and punitive damages of up to three times the costs incurred by the EPA as a result of the party's failure to comply with the UAO.

In addition to the EPA's action at this site, the Company, along with many other parties, was sued in a private action by several existing PRPs for cost recovery related to the removal action. On February 1, 2013, the court granted the Company's summary judgment motion ruling that the Company has no liability in the private action. The plaintiffs may appeal the court's order to the U.S. Court of Appeals for the Fourth Circuit.

The ultimate outcome of these matters will depend upon the success of defenses asserted, the ultimate number of PRPs participating in the cleanup, and numerous other factors and cannot be determined at this time; however, as a result of the regulatory treatment described in Note 1 under "Environmental Remediation Recovery," these matters are not expected to have a material impact on the Company's financial statements.

Nuclear Fuel Disposal Costs

Acting through the U.S. Department of Energy (DOE) and pursuant to the Nuclear Waste Policy Act of 1982, the U.S. government entered into contracts with the Company that require the DOE to dispose of spent nuclear fuel and high level radioactive waste generated at Plant Hatch and Plant Vogtle Units 1 and 2. The DOE failed to timely perform and has yet to commence the performance of its contractual and statutory obligation to dispose of spent nuclear fuel beginning no later than January 31, 1998. Consequently, the Company has pursued and continues to pursue legal remedies against the U.S. government for its partial breach of contract.

As a result of its first lawsuit, the Company recovered approximately $27 million, based on its ownership interests, representing substantially all of the Company's direct costs of the expansion of spent nuclear fuel storage facilities at Plant Hatch and Plant Vogtle Units 1 and 2 from 1998 through 2004. The proceeds were received in July 2012 and credited to the Company accounts where the original costs were charged and were used to reduce rate base, fuel, and cost of service for the benefit of customers.

In 2008, the Company filed a second lawsuit against the U.S. government for the costs of continuing to store spent nuclear fuel at Plant Hatch and Plant Vogtle Units 1 and 2. Damages are being sought for the period from January 1, 2005 through December 31, 2010. Damages will continue to accrue until the issue is resolved or storage is provided. No amounts have been recognized in the financial statements as of December 31, 2012 for any potential recoveries from the second lawsuit. The final outcome of this matter cannot be determined at this time; however, no material impact on the Company's net income is expected as a significant portion of any damage amounts collected from the government is expected to be credited to the Company accounts where the original costs were charged and used to reduce rate base, fuel, and cost of service for the benefit of the customers.

Sufficient pool storage capacity for spent fuel is available at Plant Vogtle Units 1 and 2 to maintain full-core discharge capability for both units into 2014. Construction of an on-site dry storage facility at Plant Vogtle Units 1 and 2 has begun. The facility is expected to begin operation in sufficient time to maintain full-core discharge capability, with additional on-site dry storage to be added as needed. At Plant Hatch, an on-site dry spent fuel storage facility is operational and can be expanded to accommodate spent fuel through the expected life of the plant.

Retail Regulatory Matters

Rate Plans

The economic recession significantly reduced the Company's revenues upon which retail rates were set under the 2007 Retail Rate Plan. In 2009, despite stringent efforts to reduce expenses, the Company's projected retail return on common equity (ROE) for both 2009 and 2010 was below 10.25%. However, in lieu of a full base rate case to increase customer rates as allowed under the 2007 Retail Rate Plan, in 2009, the Georgia PSC approved the Company's request for an accounting order. Under the terms of the accounting order, the Company could amortize up to $108 million of the regulatory liability related to other cost of removal obligations in 2009 and up to $216 million in 2010, limited to the amount needed to earn no more than a 9.75% and 10.15% retail ROE in 2009 and 2010, respectively. For the years ended December 31, 2009 and 2010, the Company amortized $41 million and $174 million, respectively, of the regulatory liability related to other cost of removal obligations.

In 2010, the Georgia PSC approved the 2010 ARP, which became effective January 1, 2011. The terms of the 2010 ARP reflect a settlement agreement among the Company, the Georgia PSC Public Interest Advocacy Staff, and eight other intervenors. Under the terms of the 2010 ARP, the Company is amortizing approximately $92 million of its remaining regulatory liability related to other cost of removal obligations over the three years ending December 31, 2013.

Also under the terms of the 2010 ARP, effective January 1, 2011, the Company increased its (1) traditional base tariff rates by approximately $347 million; (2) Demand-Side Management (DSM) tariff rates by approximately $31 million; (3) ECCR tariff rate by approximately $168 million; and (4) Municipal Franchise Fee (MFF) tariff rate by approximately $16 million, for a total increase in base revenues of approximately $562 million.

Under the 2010 ARP, the following additional base rate adjustments have been made to the Company's tariffs in 2012 and 2013:

- Effective January 1, 2012 and 2013, the DSM tariffs increased by $17 million and $14 million, respectively;
- Effective April 1, 2012 and January 1, 2013, the traditional base tariffs increased by an estimated $122 million and $58 million, respectively, to recover the revenue requirements for Plant McDonough-Atkinson Units 4, 5, and 6 for the period through December 31, 2013; and
- The MFF tariff increased consistently with the adjustments above, as well as those related to the interim fuel rider (IFR) and Nuclear Construction Cost Recovery (NCCR) tariff adjustments described herein under "Fuel Cost Recovery" and "Nuclear Construction."

Under the 2010 ARP, the Company's allowed retail ROE is set at 11.15%, and earnings will be evaluated against a retail ROE range of 10.25% to 12.25%. Two-thirds of any earnings above 12.25% will be directly refunded to customers, with the remaining one-third retained by the Company. There were no refunds related to earnings for 2011 or 2012. The Company is required to file a general base rate case by July 1, 2013, in response to which the Georgia PSC would be expected to determine whether the 2010 ARP should be continued, modified, or discontinued.

Integrated Resource Plans

On March 20, 2012, the Georgia PSC approved the Company's request to decertify and retire Plant Branch Units 1 and 2 as of December 31, 2013 and October 31, 2013, the compliance dates for the respective units under the Georgia Multi-Pollutant Rule, and an oil-fired unit at Plant Mitchell as of March 26, 2012, as requested in the 2011 Integrated Resource Plan (IRP). The Georgia PSC also approved three PPAs totaling 998 MWs with Southern Power for capacity and energy that will commence in 2015 and end in 2030. On November 21, 2012, the FERC accepted the PPAs.

Separately, on March 20, 2012, the Georgia PSC certified 495 MWs of wholesale capacity to be returned to retail service in 2015 and 2016 under a 2010 agreement, subject to the decertification of any related generating units including 243 MWs of the 16 units described below.

Separately, on October 16, 2012, the Georgia PSC approved a 50 MW PPA with a small power production facility (80 MWs or less) that is a qualifying facility under the Public Utility Regulatory Policies Act of 1978 for capacity and energy that will commence in 2015 and end in 2035.

In addition, on November 20, 2012, the Georgia PSC approved the Company's advanced solar initiative. The Company may acquire up to 210 MWs of additional solar capacity over a three-year period through long-term contracts.

On January 31, 2013, the Company filed its triennial IRP (2013 IRP). The filing included the Company's request to decertify 16 coal- and oil-fired units totaling 2,093 MWs. Several factors, including the cost to comply with existing and future environmental regulations, recent and forecasted economic conditions, and lower natural gas prices, contributed to the decision to close these units.

The Company requested the decertification of Plant Boulevard Units 2 and 3 (28 MWs) upon approval of the 2013 IRP and the decertification of Plant Bowen Unit 6 (32 MWs) by April 16, 2013. Plant Branch Units 3 and 4 (1,016 MWs), Plant Yates Units 1 through 5 (579 MWs), and Plant McManus Units 1 and 2 (122 MWs) will be retired by April 16, 2015, the compliance date of the EPA's final Mercury and Air Toxics Standards (MATS) rule. The Company has also requested a revision to the decertification date of Plant Branch Unit 1 from December 31, 2013 to April 16, 2015. To allow for necessary transmission reliability improvements, the Company expects to seek a one-year extension of the MATS rule compliance date for Plant Kraft Units 1 through 4 (316 MWs) and to retire these units by April 16, 2016.

The filing also included the Company's request to switch the primary fuel source for Plant Yates Units 6 and 7 from coal to natural gas. Additionally, the Company plans to switch the primary fuel source for Plant McIntosh Unit 1 from Central Appalachian coal to Powder River Basin (PRB) coal following further evaluation, including a successful test burn of the PRB fuel.

Under the terms of the 2010 ARP, any costs associated with changes to the Company's approved environmental operating or capital budgets resulting from new or revised environmental regulations through 2013 that are approved by the Georgia PSC in connection with an updated IRP will be deferred as a regulatory asset to be recovered over a time period deemed appropriate by the Georgia PSC. In connection with the retirement decisions, the Company reclassified the retail portion of the net carrying value of Plant Branch Units 1 through 4 from plant in service, net of depreciation, to other utility plant, net. The Company is continuing to depreciate these units using the current composite straight-line rates previously approved by the Georgia PSC. Upon actual retirement, the Georgia PSC approved the continued deferral and amortization of the remaining net carrying values for Plant Branch Units 1 and 2 in its order for the 2011 IRP and the Company has requested similar treatment for Plant Branch Units 3 and 4 in the 2013 IRP. The Company also reclassified the construction work in progress (CWIP) balances totaling $65 million related to environmental controls for Plant Branch Units 1 through 4 and Plant Yates Units 6 and 7 that will not be completed as a result of the retirement decisions to regulatory assets and ceased accruing AFUDC. The Georgia PSC approved a three-year amortization period beginning January 2014 for the $13 million balance relating to Plant Branch Units 1 and 2 in its order for the 2011 IRP and the Company has requested similar treatment for the balances related to Plant Branch Units 3 and 4 and Plant Yates Units 6 and 7 in the 2013 IRP. The Company has also requested that the Georgia PSC approve the deferral of the costs associated with material and supplies remaining at the unit retirement dates to a regulatory asset, to be amortized over a time period deemed appropriate by the Georgia PSC. As a result of this regulatory treatment, the decertification of these units is not expected to have a material impact on the Company's financial statements. The Georgia PSC is scheduled to vote on the 2013 IRP by July 2013.

Fuel Cost Recovery

The Company has established fuel cost recovery rates approved by the Georgia PSC. The Georgia PSC approved reductions in the Company's total annual billings of approximately $43 million effective June 1, 2011, $567 million effective June 1, 2012, and $122 million effective January 1, 2013. In addition, the Georgia PSC has authorized an IFR, which allows the Company to adjust its fuel cost recovery rates prior to the next fuel case if the under or over recovered fuel balance exceeds $215 million through February 2013 and $200 million thereafter. The Company's fuel cost recovery includes costs associated with a natural gas hedging program as revised and approved by the Georgia PSC on February 7, 2013, requiring it to use options and hedges within a 24-month time horizon. See Note 11 under "Energy-Related Derivatives" for additional information. The Company expects to file its next fuel case by March 1, 2014.

The Company's over recovered fuel balance totaled approximately $230 million at December 31, 2012 and is included in current liabilities and other deferred credits and liabilities.

Fuel cost recovery revenues as recorded on the financial statements are adjusted for differences in actual recoverable fuel costs and amounts billed in current regulated rates. Accordingly, changes in the billing factor will not have a significant effect on the Company's revenues or net income, but will affect cash flow.

Nuclear Construction

In 2008, the Company, acting for itself and as agent for Oglethorpe Power Corporation (OPC), the Municipal Electric Authority of Georgia (MEAG Power), and the City of Dalton, Georgia (Dalton), acting by and through its Board of Water, Light, and Sinking Fund Commissioners (collectively, Owners), entered into an agreement with a consortium consisting of Westinghouse Electric Company LLC (Westinghouse) and Stone & Webster, Inc. (collectively, Contractor), pursuant to which the Contractor agreed to design, engineer, procure, construct, and test two AP1000 nuclear units (with electric generating capacity of approximately 1,100 MWs each) and related facilities at Plant Vogtle (Vogtle 3 and 4 Agreement). Under the terms of the Vogtle 3 and 4 Agreement, the Owners agreed to pay a purchase price that is subject to certain price escalations and adjustments, including fixed escalation amounts and index-based adjustments, as well as adjustments for change orders, and performance bonuses for early completion and unit performance. Each Owner is severally (and not jointly) liable for its proportionate share, based on its ownership interest, of all amounts owed to the Contractor under the Vogtle 3 and 4 Agreement. The Company's proportionate share is 45.7%. The Vogtle 3 and 4 Agreement provides for liquidated damages upon the Contractor's failure to fulfill the schedule and performance guarantees. The Contractor's liability to the Owners for schedule and performance liquidated damages and warranty claims is subject to a cap.

Certain payment obligations of Westinghouse and Stone & Webster, Inc. under the Vogtle 3 and 4 Agreement are guaranteed by Toshiba Corporation and The Shaw Group, Inc., respectively. In the event of certain credit rating downgrades of any Owner, such Owner will be required to provide a letter of credit or other credit enhancement. The Owners may terminate the Vogtle 3 and 4 Agreement at any time for their convenience, provided that the Owners will be required to pay certain termination costs and, at certain stages of the work, cancellation fees to the Contractor. The Contractor may terminate the Vogtle 3 and 4 Agreement under certain circumstances, including certain Owner suspension or delays of work, action by a governmental authority to permanently stop work, certain breaches of the Vogtle 3 and 4 Agreement by the Owners, Owner insolvency, and certain other events.

In 2009, the Georgia PSC originally certified construction costs of $6.4 billion to place Plant Vogtle Units 3 and 4 into service in April 2016 and April 2017, respectively, and approved inclusion of the related CWIP accounts in rate base. Also in 2009, the State of Georgia enacted the Georgia Nuclear Energy Financing Act, which allows the Company to recover financing costs for nuclear construction projects through annual adjustments to an NCCR tariff by including the related CWIP accounts in rate base during the construction period. With respect to Plant Vogtle Units 3 and 4, this legislation allowed the Company, beginning in 2011, to recover an estimated $1.7 billion of related financing costs during the construction period. As a result, in 2009, the Georgia PSC also revised the certified in-service capital cost to approximately $4.4 billion.

The Georgia PSC approved increases to the NCCR tariff of approximately $223 million, $35 million, and $50 million, effective January 1, 2011, 2012, and 2013, respectively. Through the NCCR tariff, the Company is collecting and amortizing to earnings approximately $91 million of financing costs, capitalized in 2009 and 2010, over the five-year period ending December 31, 2015, in addition to the ongoing financing costs. At December 31, 2012, approximately $55 million of these 2009 and 2010 costs remained unamortized in CWIP. At December 31, 2012, the Company's CWIP balance for Plant Vogtle Units 3 and 4 totaled $2.3 billion.

In 2009, the NRC issued an Early Site Permit and Limited Work Authorization which allowed limited work to begin on Plant Vogtle Units 3 and 4. The NRC certified the Westinghouse Design Control Document, as amended (DCD), for the AP1000 nuclear reactor design, effective December 30, 2011, and issued combined construction and operating licenses (COLs) on February 10, 2012. Receipt of the COLs allowed full construction to begin.

On February 16, 2012, separate groups of petitioners filed petitions in the U.S. Court of Appeals for the District of Columbia Circuit seeking judicial review of the NRC's issuance of the COLs and certification of the DCD. These petitions were consolidated on April 3, 2012. On April 18, 2012, another group of petitioners filed a motion to stay the effectiveness of the COLs with the U.S. District Court for the District of Columbia. On July 11, 2012, the U.S. Court of Appeals for the District of Columbia Circuit denied the petitioners' motion to stay the effectiveness of the COLs. The Company has intervened in, and intends to vigorously contest, these petitions. Additional technical and procedural challenges to the construction and licensing of Plant Vogtle Units 3 and 4, at the federal and state level, are expected as construction proceeds.

The Company is required to file semi-annual Vogtle Construction Monitoring (VCM) reports with the Georgia PSC by February 28 and August 31 each year. On February 19, 2013, the Georgia PSC voted to approve the Company's seventh VCM report, including construction capital costs incurred through June 30, 2012 of approximately $2.0 billion. The Company's eighth VCM report requests approval for an additional $0.2 billion of construction capital costs incurred through December 31, 2012. If the projected certified construction capital costs to be borne by the Company increase by 5% or the projected in-service dates are significantly extended, the Company is required to seek an amendment to the Plant Vogtle Units 3 and 4 certificate from the Georgia PSC. Accordingly, the eighth VCM also requests an amendment to the certificate to increase the estimated in-service capital cost of Plant Vogtle Units 3 and 4 to $4.8 billion and to extend the estimated in-service dates to fourth quarter 2017 and fourth quarter 2018 for Plant Vogtle Units 3 and 4, respectively. Associated financing costs during the construction period are estimated to total approximately $2.0 billion.

In July 2012, the Owners and the Contractor began negotiations regarding the costs associated with design changes to the DCD and the delays in the timing of approval of the DCD and issuance of the COLs, including the assertion by the Contractor that the Owners are responsible for these costs under the terms of the Vogtle 3 and 4 Agreement. The Contractor has claimed that its estimated adjustment attributable to the Company (based on the Company's ownership interest) is approximately $425 million (in 2008 dollars) with respect to these issues. The Contractor also has asserted it is entitled to further schedule extensions. The Company has not agreed with either the proposed cost or schedule adjustments or that the Owners have any responsibility for costs related to these issues. On November 1, 2012, the Company and the other Owners filed suit against the Contractor in the U.S. District Court for the Southern District of Georgia seeking a declaratory judgment that the Owners are not responsible for these costs. Also on November 1, 2012, the Contractor filed suit against the Company and the other Owners in the U.S. District Court for the District of Columbia alleging the Owners are responsible for these costs. While litigation has commenced and the Company intends to vigorously defend its positions, the Company expects negotiations with the Contractor to continue with respect to cost and schedule during which negotiations the parties may reach a mutually acceptable compromise of their positions.

In addition, there are processes in place that are designed to assure compliance with the requirements specified in the DCD and the COLs, including rigorous inspections by Southern Nuclear and the NRC that occur throughout construction. During the fourth quarter 2012, certain details of the rebar design for the Plant Vogtle Unit 3 nuclear island were evaluated for consistency with the DCD and a few non-safety-related deviations were identified. On January 15, 2013 and January 18, 2013, Southern Nuclear submitted two license amendment requests to conform the rebar design details to NRC requirements. On January 29, 2013, the NRC issued "no objection" letters in response to the related preliminary amendment requests, enabling completion of final work supporting the pouring of base mat concrete, which is expected to occur following approval of the license amendment requests in March 2013. Various design and other issues are expected to arise as construction proceeds, which may result in additional license amendments or require other resolution. If any license amendment requests are not resolved in a timely manner, there may be delays in the project schedule that could result in increased costs either to the Owners, the Contractor, or both.

As construction continues, additional delays in the fabrication and assembly of structural modules, the failure of such modules to meet applicable standards, or other issues may further impact project schedule and cost. Additional claims by the Contractor or the Company (on behalf of the Owners) are also likely to arise throughout construction. These claims may be resolved through formal and informal dispute resolution procedures under the Vogtle 3 and 4 Agreement, but also may be resolved through litigation.

The ultimate outcome of these matters cannot be determined at this time.

4. JOINT OWNERSHIP AGREEMENTS

The Company and Alabama Power own equally all of the outstanding capital stock of SEGCO, which owns electric generating units with a total rated capacity of 1,020 MWs, as well as associated transmission facilities. The capacity of these units is sold equally to the Company and Alabama Power under a power contract. The Company and Alabama Power make payments sufficient to provide for the operating expenses, taxes, interest expense, and a return on equity. The Company's share of purchased power totaled $107 million in 2012, $141 million in 2011, and $100 million in 2010 and is included in purchased power, affiliates in the statements of income. The Company accounts for SEGCO using the equity method.

The Company owns undivided interests in Plants Vogtle, Hatch, Wansley, and Scherer in varying amounts jointly with OPC, MEAG Power, Dalton, Florida Power & Light Company, Jacksonville Electric Authority, and Gulf Power. Under these agreements, the Company has been contracted to operate and maintain the plants as agent for the co-owners and is jointly and severally liable for third party claims related to these plants. In addition, the Company jointly owns the Rocky Mountain pumped storage hydroelectric plant with OPC who is the operator of the plant. The Company and Florida Power Corporation (Progress Energy Florida) jointly own a combustion turbine unit (Intercession City) operated by Progress Energy Florida.

At December 31, 2012, the Company's percentage ownership and investment (exclusive of nuclear fuel) in jointly-owned facilities in commercial operation with the above entities were as follows:

Facility (Type)	Company Ownership	Plant in Service	Accumulated Depreciation	CWIP
		(in millions)		
Plant Vogtle (nuclear)				
Units 1 and 2	45.7%	$ 3,327	$ 1,996	$ 67
Plant Hatch (nuclear)	50.1	1,037	551	49
Plant Wansley (coal)	53.5	801	240	8
Plant Scherer (coal)				
Units 1 and 2	8.4	161	78	77
Unit 3	75.0	1,127	387	28
Rocky Mountain (pumped storage)	25.4	181	116	—
Intercession City (combustion-turbine)	33.3	12	4	1

The Company's proportionate share of its plant operating expenses is included in the corresponding operating expenses in the statements of income and the Company is responsible for providing its own financing.

The Company also owns 45.7% of Plant Vogtle Units 3 and 4 that are currently under construction. See Note 3 to the financial statements under "Retail Regulatory Matters – Nuclear Construction" for additional information.

5. INCOME TAXES

On behalf of the Company, Southern Company files a consolidated federal income tax return and combined state income tax returns for the States of Alabama, Georgia, and Mississippi. Under a joint consolidated income tax allocation agreement, each subsidiary's current and deferred tax expense is computed on a stand-alone basis and no subsidiary is allocated more current expense than would be paid if it filed a separate income tax return. In accordance with IRS regulations, each company is jointly and severally liable for the federal tax liability.

Current and Deferred Income Taxes

Details of income tax provisions are as follows:

	2012	2011	2010
		(in millions)	
Federal –			
Current	**$ 273**	$ 106	$ 147
Deferred	**370**	479	312
	643	585	459
State –			
Current	**38**	19	(36)
Deferred	**7**	21	30
	45	40	(6)
Total	**$ 688**	$ 625	$ 453

The tax effects of temporary differences between the carrying amounts of assets and liabilities in the financial statements and their respective tax bases, which give rise to deferred tax assets and liabilities, are as follows:

	2012	2011
	(in millions)	
Deferred tax liabilities –		
Accelerated depreciation	**$ 4,201**	$ 3,687
Property basis differences	**757**	804
Employee benefit obligations	**255**	257
Under-recovered fuel costs	**—**	56
Premium on reacquired debt	**77**	72
Regulatory assets associated with employee benefit obligations	**536**	481
Asset retirement obligations	**446**	299
Other	**93**	103
Total	**6,365**	5,759
Deferred tax assets –		
Federal effect of state deferred taxes	**142**	157
Employee benefit obligations	**644**	585
Other property basis differences	**100**	106
Other deferred costs	**39**	55
Cost of removal obligations	**29**	40
State tax credit carry forward	**86**	52
Over-recovered fuel costs	**89**	—
Unbilled fuel revenue	**39**	45
Asset retirement obligations	**446**	299
Other	**42**	63
Total	**1,656**	1,402
Total deferred tax liabilities, net	**4,709**	4,357
Portion included in current assets/(liabilities), net	**152**	31
Accumulated deferred income taxes	**$ 4,861**	$ 4,388

At December 31, 2012, tax-related regulatory assets were $738 million. These assets are primarily attributable to tax benefits that flowed through to customers in prior years, to deferred taxes previously recognized at rates lower than the current enacted tax law, and to taxes applicable to capitalized interest.

At December 31, 2012, tax-related regulatory liabilities to be credited to customers were $151 million. These liabilities are primarily attributable to deferred taxes previously recognized at rates higher than current enacted tax law and to unamortized investment tax credits. In 2011, the Company recorded a regulatory liability of $62 million related to a settlement with the Georgia Department of Revenue resolving claims for certain tax credits in 2005 through 2009. Amortization of the regulatory liability is occurring ratably over the period from April 2012 through December 2013.

In accordance with regulatory requirements, deferred investment tax credits are amortized over the life of the related property with such amortization normally applied as a credit to reduce depreciation in the statements of income. Credits amortized in this manner amounted to $13 million in 2012, $9 million in 2011, and $13 million in 2010. At December 31, 2012, all investment tax credits available to reduce federal income taxes payable had been utilized, and the Company has $86 million in state investment tax credits that will expire by 2021.

In 2010, the Tax Relief, Unemployment Insurance Reauthorization, and Job Creation Act of 2010 (Tax Relief Act) was signed into law. Major tax incentives in the Tax Relief Act include 100% bonus depreciation for property placed in service after September 8, 2010 and through 2011 (and for certain long-term production-period projects placed in service in 2012) and 50% bonus depreciation for property placed in service in 2012 (and for certain long-term production-period projects to be placed in service in 2013). The application of the bonus depreciation provisions in the Tax Relief Act significantly increased deferred tax liabilities related to accelerated depreciation.

Effective Tax Rate

A reconciliation of the federal statutory income tax rate to the effective income tax rate is as follows:

	2012	2011	2010
Federal statutory rate	**35.0%**	35.0%	35.0%
State income tax, net of federal deduction	**1.6**	1.5	(0.3)
Non-deductible book depreciation	**1.2**	0.8	1.0
AFUDC equity	**(1.0)**	(1.9)	(3.6)
Other	**(0.1)**	(0.5)	(0.2)
Effective income tax rate	**36.7%**	34.9%	31.9%

The increase in the Company's 2012 effective tax rate is primarily the result of an increase in non-deductible book depreciation and a decrease in non-taxable AFUDC equity. The increase in the Company's 2011 effective tax rate is primarily the result of decreases in non-taxable AFUDC equity and state tax credits.

Unrecognized Tax Benefits

For 2012, the total amount of unrecognized tax benefits decreased by $24 million, resulting in a balance of $23 million as of December 31, 2012.

Changes during the year in unrecognized tax benefits were as follows:

	2012	2011	2010
		(in millions)	
Unrecognized tax benefits at beginning of year	**$ 47**	$ 237	$ 181
Tax positions from current periods	**3**	9	52
Tax positions increase from prior periods	**3**	—	27
Tax positions decrease from prior periods	**(19)**	(87)	(23)
Reductions due to settlements	**(8)**	(112)	—
Reductions due to expired statute of limitations	**(3)**	—	—
Balance at end of year	**$ 23**	$ 47	$ 237

The tax positions from current periods for 2012 relate primarily to the tax accounting method change for repairs-generation assets. See "Tax Method of Accounting for Repairs" herein for additional information. The American Jobs Creation Act of 2004 created a tax deduction for a portion of income attributable to U.S. production activities as defined in Section 199 of the Internal Revenue Code (production activities deduction). The tax positions decrease from prior periods and reductions due to settlements for 2012 primarily relate to Georgia's manufacturer's investment tax credits and the production activities deduction.

In addition, the tax reductions due to expired statute of limitations for 2012 relate to the Georgia jobs and retraining tax credits and the Georgia manufacturer's investment tax credits.

The impact on the Company's effective tax rate, if recognized, was as follows:

	2012	2011	2010
		(in millions)	
Tax positions impacting the effective tax rate	**$ —**	$ 28	$ 202
Tax positions not impacting the effective tax rate	**23**	19	35
Balance of unrecognized tax benefits	**$ 23**	$ 47	$ 237

The tax positions not impacting the effective tax rate for 2012 relate to the timing difference associated with the tax accounting method change for repairs-generation assets. See "Tax Method of Accounting for Repairs" herein for additional information. These amounts are presented on a gross basis without considering the related federal or state income tax impact.

Accrued interest for unrecognized tax benefits was as follows:

	2012	2011	2010
		(in millions)	
Interest accrued at beginning of year	$ 6	$ 27	$ 20
Interest reclassified due to settlements	(6)	(24)	—
Interest accrued during the year	—	3	7
Balance at end of year	$ —	$ 6	$ 27

The Company classifies interest on tax uncertainties as interest expense. The Company did not accrue any penalties on uncertain tax positions.

It is reasonably possible that the amount of the unrecognized tax benefits associated with a majority of the Company's unrecognized tax positions will significantly increase or decrease within 12 months. The resolution of the tax accounting method change for repairs - generation assets, as well as the conclusion or settlement of state audits, could impact the balances significantly. At this time, an estimate of the range of reasonably possible outcomes cannot be determined.

The IRS has audited and closed all of Southern Company's consolidated federal income tax returns prior to 2009 and has settled its audits of Southern Company's consolidated federal income tax returns for 2009 and 2010 in principle, pending final approval. Additionally, the IRS has audited and closed Southern Company's 2011 consolidated federal income tax return. For tax years 2010 through 2013, Southern Company is a participant in the Compliance Assurance Process of the IRS. The audits for the Company's state income tax returns have either been concluded, or the statute of limitations has expired, for years prior to 2007.

Tax Method of Accounting for Repairs

Southern Company submitted a tax accounting method change related to the deductibility of repair costs associated with its subsidiaries' generation, transmission, and distribution systems effective for the 2009 consolidated federal income tax return in 2010. In August 2011, the IRS issued a revenue procedure, which provides a safe harbor method of accounting that taxpayers may use to determine eligible repair costs for transmission and distribution property. The IRS continues to work with the utility industry in an effort to define eligible repair costs for generation assets in a consistent manner for all utilities. The IRS published regulations on the deduction and capitalization of expenditures related to tangible property that generally apply for tax years beginning on or after January 1, 2014. The utility industry anticipates more detailed guidance concerning these regulations. Due to the uncertainty regarding the ultimate resolution of the repair costs for generation assets, an unrecognized tax position has been recorded for the tax accounting method change for repairs-generation assets. The ultimate outcome of this matter cannot be determined at this time; however, it is not expected to materially impact net income.

6. FINANCING

Securities Due Within One Year

A summary of scheduled maturities and redemptions of securities due within one year at December 31 was as follows:

	2012	2011
	(in millions)	
Senior notes	$ 1,675	$ 200
Capital lease	5	5
Bank term loans	—	250
Total	$ 1,680	$ 455

Maturities through 2017 applicable to total long-term debt are as follows: $1.7 billion in 2013; $5 million in 2014; $1.1 billion in 2015; $260 million in 2016; and $456 million in 2017.

Senior Notes

The Company issued $2.3 billion aggregate principal amount of unsecured senior notes in 2012. The proceeds of these issuances were used to repay $850 million of unsecured senior notes and $250 million of an unsecured bank term loan, to repay a portion of the Company's short-term indebtedness, and for general corporate purposes, including the Company's continuous construction program.

At December 31, 2012 and 2011, the Company had $7.9 billion and $6.4 billion of senior notes outstanding, respectively. These senior notes are effectively subordinated to all secured debt of the Company, which aggregated $50 million and $55 million at December 31, 2012 and 2011, respectively, and was related to capital lease obligations.

Pollution Control Revenue Bonds

Pollution control obligations represent loans to the Company from public authorities of funds derived from sales by such authorities of revenue bonds issued to finance pollution control and solid waste disposal facilities. The Company is required to make payments sufficient for the authorities to meet principal and interest requirements of such bonds. The amount of tax-exempt pollution control revenue bonds outstanding at both December 31, 2012 and 2011 was $1.8 billion. Proceeds from certain issuances are restricted until qualifying expenditures are incurred.

In 2012, the Company incurred obligations in connection with issuance by public authorities of an aggregate of $284 million of pollution control revenue bonds. The proceeds of these issuances were used to redeem $284 million of outstanding pollution control bonds.

Bank Term Loans

In March 2012, the Company paid at maturity $250 million aggregate principal amount of variable rate long-term bank notes bearing interest at a rate based on one-month London Interbank Offered Rate (LIBOR).

In May 2012, the Company redeemed $200 million aggregate principal amount of variable rate short-term bank notes due June 15, 2012 bearing interest at a rate based on one-month LIBOR.

At December 31, 2011, the Company had $450 million of bank loans outstanding. There were no bank term loans outstanding at December 31, 2012.

Capital Leases

Assets acquired under capital leases are recorded in the balance sheets as utility plant in service, and the related obligations are classified as long-term debt. At December 31, 2012 and 2011, the Company had a capitalized lease obligation for its corporate headquarters building of $50 million and $55 million, respectively, with an interest rate of 7.9% and 7.4%, respectively. For ratemaking purposes, the Georgia PSC has treated the lease as an operating lease and has allowed only the lease payments in cost of service. The difference between the accrued expense and the lease payments allowed for ratemaking purposes has been deferred and is being amortized to expense as ordered by the Georgia PSC. The annual expense incurred for all capital leases was not material for any year presented. See Note 7 under "Fuel and Purchased Power Agreements" for additional information on capital lease PPAs that become effective in 2015.

Outstanding Classes of Capital Stock

The Company currently has preferred stock, Class A preferred stock, preference stock, and common stock authorized. The Company has shares of its Class A preferred stock, preference stock, and common stock outstanding. The Company's Class A preferred stock ranks senior to the Company's preference stock and common stock with respect to payment of dividends and voluntary or involuntary dissolution. The Company's preference stock ranks senior to the common stock with respect to the payment of dividends and voluntary or involuntary dissolution. The outstanding series of the Class A preferred stock is subject to redemption at the option of the Company at any time at a redemption price equal to 100% of the liquidation amount of the stock. In addition, the Company may redeem the outstanding series of the preference stock at a redemption price equal to 100% of the liquidation amount plus, with respect to any redemption prior to October 1, 2017, a make-whole premium based on the present value of the liquidation amount and future dividends through the first par redemption date.

Dividend Restrictions

The Company can only pay dividends to Southern Company out of retained earnings or paid-in-capital.

Bank Credit Arrangements

At December 31, 2012, committed credit arrangements with banks were as follows:

Expires[a]			
2014	2016	Total	Unused
	(in millions)		
$250	$1,500	$1,750	$1,740

(a) No credit arrangements expire in 2013 or 2015.

The Company expects to renew its credit arrangements, as needed, prior to expiration. All the credit arrangements require payment of commitment fees based on the unused portion of the commitments. Commitment fees average less than 1/4 of 1% for the Company.

The credit arrangements have covenants that limit the Company's debt levels to 65% of total capitalization, as defined in the agreements. For purposes of these definitions, debt excludes certain hybrid securities. In addition, the credit arrangements contain cross default provisions that are restricted only to the indebtedness of the Company. The Company is currently in compliance with all such covenants. None of the arrangements contain material adverse change clauses at the time of borrowings.

A portion of the $1.7 billion of unused credit arrangements provides liquidity support to the Company's variable rate pollution control revenue bonds and its commercial paper borrowings. The amount of variable rate pollution control revenue bonds outstanding requiring liquidity support as of December 31, 2012 was $865 million.

The Company makes short-term borrowings primarily through a commercial paper program that has the liquidity support of the Company's committed bank credit arrangements. The Company may also borrow through various other arrangements with banks. Commercial paper and short-term bank loans are included in notes payable on the balance sheets.

The Company had no short-term debt outstanding at December 31, 2012, excluding $2 million of notes payable related to other energy service contracts. Details of short-term borrowings outstanding at December 31, 2011 were as follows:

	Short-term Debt at the End of the Period[a]	
	Amount Outstanding	Weighted Average Interest Rate
	(in millions)	
December 31, 2011:		
Commercial paper	$ 313	0.2%
Short-term bank debt	200	1.2%
Total	$ 513	0.5%

(a) Excludes notes payable related to other energy service contracts of $2 million.

7. COMMITMENTS

Fuel and Purchased Power Agreements

To supply a portion of the fuel requirements of its generating plants, the Company has entered into various long-term commitments for the procurement and delivery of fossil and nuclear fuel which are not recognized on the balance sheets. In 2012, 2011, and 2010, the Company incurred fuel expense of $2.1 billion, $2.8 billion, and $3.1 billion, respectively, the majority of which was purchased under long-term commitments. The Company expects that a substantial amount of its future fuel needs will continue to be purchased under long-term commitments.

The Company has commitments regarding a portion of a 5% interest in the original cost of Plant Vogtle Units 1 and 2 owned by MEAG Power that are in effect until the latter of the retirement of the plant or the latest stated maturity date of MEAG Power's bonds issued to finance such ownership interest. The payments for capacity are required whether or not any capacity is available. The energy cost is a function of each unit's variable operating costs. Portions of the capacity payments relate to costs in excess of MEAG Power's Plant Vogtle Unit 1 and 2's allowed investment for ratemaking purposes. The present value of these portions at the time of the disallowance was written off. Generally, the cost of such capacity and energy is included in purchased power, non-affiliates in the statements of income. Capacity payments totaled $50 million, $52 million, and $55 million in 2012, 2011, and 2010, respectively.

The Company has also entered into various long-term PPAs, some of which are accounted for as capital or operating leases. Total capacity expense under PPAs accounted for as operating leases was $169 million, $216 million, and $223 million for 2012, 2011, and 2010, respectively. Estimated total long-term obligations at December 31, 2012 were as follows:

Minimum Lease Payments

	Capital Lease PPAs	Operating Lease PPAs	Vogtle Units 1 and 2 Capacity Payments	Total ($)
		(in millions)		
2013	$ —	$ 162	$ 24	$ 186
2014	—	165	19	184
2015	22	223	11	256
2016	22	240	11	273
2017	23	215	8	246
2018 and thereafter	301	2,448	69	2,818
Total	$ 368	$ 3,453	$ 142	$ 3,963
Less: amounts representing executory costs[(1)]	$ 55			
Net minimum lease payments	$ 313			
Less: amounts representing interest[(2)]	$ 85			
Present value of net minimum lease payments[(3)]	$ 228			

(1) Executory costs include items such as taxes, maintenance, and insurance (including the estimated profit thereon).

(2) Calculated at the Company's incremental borrowing rate at the inception of the leases.

(3) When the PPAs begin in 2015, the Company will recognize a capital lease asset and a capital lease obligation of $149 million, equal to the estimated fair value of the leased property.

SCS may enter into various types of wholesale energy and natural gas contracts acting as an agent for the Company and all of the other Southern Company traditional operating companies and Southern Power. Under these agreements, each of the traditional operating companies and Southern Power may be jointly and severally liable. The credit rating of Southern Power is currently below that of the traditional operating companies. Accordingly, Southern Company has entered into keep-well agreements with the Company and each of the other traditional operating companies to ensure the Company will not subsidize or be responsible for any costs, losses, liabilities, or damages resulting from the inclusion of Southern Power as a contracting party under these agreements.

Operating Leases

In addition to the PPA operating leases discussed above, the Company has other operating lease agreements with various terms and expiration dates. Total rent expense was $34 million for 2012, $33 million for 2011, and $35 million for 2010. The Company includes any step rents, fixed escalations, and lease concessions in its computation of minimum lease payments, which are recognized on a straight-line basis over the minimum lease term.

As of December 31, 2012, estimated minimum lease payments under operating leases were as follows:

	Minimum Lease Payments		
	Railcars	Other	Total
		(in millions)	
2013	$ 25	$ 5	$ 30
2014	20	4	24
2015	14	3	17
2016	8	2	10
2017	5	1	6
2018 and thereafter	2	1	3
Total	$ 74	$ 16	$ 90

A portion of the railcar lease obligations is shared with the joint owners of Plants Scherer and Wansley. A majority of the rental expenses related to the railcar leases are recoverable through the fuel cost recovery clause as ordered by the Georgia PSC and the remaining portion is recovered through base rates.

In addition to the above rental commitments, the Company has obligations upon expiration of certain railcar leases with respect to the residual value of the leased property. These leases have terms expiring through 2018 with maximum obligations under these leases of $33 million. At the termination of the leases, the lessee may either exercise its purchase option or the property can be sold to a third party. The Company expects that the fair market value of the leased property would substantially reduce or eliminate the Company's payments under the residual value obligations.

Guarantees

Alabama Power has guaranteed unconditionally the obligation of SEGCO under an installment sale agreement for the purchase of certain pollution control facilities at SEGCO's generating units, pursuant to which $25 million principal amount of pollution control revenue bonds are outstanding. Alabama Power has also guaranteed $50 million in senior notes issued by SEGCO. The Company has agreed to reimburse Alabama Power for the pro rata portion of such obligations corresponding to the Company's then proportionate ownership of stock of SEGCO if Alabama Power is called upon to make such payment under its guaranty.

As discussed earlier in this Note under "Operating Leases," the Company has entered into certain residual value guarantees related to railcar leases.

8. STOCK COMPENSATION

Stock Options

Southern Company provides non-qualified stock options through its Omnibus Incentive Compensation Plan to a large segment of the Company's employees ranging from line management to executives. As of December 31, 2012, there were 1,402 current and former employees of the Company participating in the stock option program, and there were 39 million shares of Southern Company common stock remaining available for awards under the Omnibus Incentive Compensation Plan. The prices of options were at the fair market value of the shares on the dates of grant. These options become exercisable pro rata over a maximum period of three years from the date of grant. The Company generally recognizes stock option expense on a straight-line basis over the vesting period which equates to the requisite service period; however, for employees who are eligible for retirement, the total cost is expensed at the grant date. Options outstanding will expire no later than 10 years after the date of grant, unless terminated earlier by the Southern Company Board of Directors in accordance with the Omnibus Incentive Compensation Plan. For certain stock option awards, a change in control will provide accelerated vesting.

The estimated fair values of stock options granted were derived using the Black-Scholes stock option pricing model. Expected volatility was based on historical volatility of Southern Company's stock over a period equal to the expected term. Southern Company used historical exercise data to estimate the expected term that represents the period of time that options granted to employees are expected to be outstanding. The risk-free rate was based on the U.S. Treasury yield curve in effect at the time of grant that covers the expected term of the stock options.

The following table shows the assumptions used in the pricing model and the weighted average grant-date fair value of stock options granted:

Year Ended December 31	2012	2011	2010
Expected volatility	**17.7%**	17.5%	17.4%
Expected term *(in years)*	**5.0**	5.0	5.0
Interest rate	**0.9%**	2.3%	2.4%
Dividend yield	**4.2%**	4.8%	5.6%
Weighted average grant-date fair value	**$ 3.39**	$ 3.23	$ 2.23

The Company's activity in the stock option program for 2012 is summarized below:

	Shares Subject to Option	Weighted Average Exercise Price
Outstanding at December 31, 2011	7,952,587	$ 33.73
Granted	1,269,725	44.43
Exercised	(2,666,146)	32.77
Cancelled	(8,668)	42.04
Outstanding at December 31, 2012	**6,547,498**	**$ 36.18**
Exercisable at December 31, 2012	**4,196,637**	**$ 33.96**

The number of stock options vested, and expected to vest in the future, as of December 31, 2012 was not significantly different from the number of stock options outstanding at December 31, 2012 as stated above. As of December 31, 2012, the weighted average remaining contractual term for the options outstanding and options exercisable was approximately six years and five years, respectively, and the aggregate intrinsic value for the options outstanding and options exercisable was $45 million and $37 million, respectively.

As of December 31, 2012, the amount of unrecognized compensation cost related to stock option awards not yet vested was immaterial.

The compensation cost and tax benefits related to the grant and exercise of Southern Company stock options to the Company's employees are recognized in the Company's financial statements with a corresponding credit to equity, representing a capital contribution from Southern Company. The amounts were not material for any year presented.

The total intrinsic value of options exercised during the years ended December 31, 2012, 2011, and 2010 was $34 million, $32 million, and $12 million, respectively. The actual tax benefit realized by the Company for the tax deductions from stock option exercises was not material for any of the years presented.

Performance Shares

Southern Company provides performance share award units through its Omnibus Incentive Compensation Plan to a large segment of the Company's employees ranging from line management to executives. The performance share units granted under the plan vest at the end of a three-year performance period which equates to the requisite service period. Employees that retire prior to the end of the three-year period receive a pro rata number of shares, issued at the end of the performance period, based on actual months of service prior to retirement. The value of the award units is based on Southern Company's total shareholder return (TSR) over the three-year performance period which measures Southern Company's relative performance against a group of industry peers. The performance shares are delivered in common stock following the end of the performance period based on Southern Company's actual TSR and may range from 0% to 200% of the original target performance share amount.

The fair value of performance share awards is determined as of the grant date using a Monte Carlo simulation model to estimate the TSR of Southern Company's stock among the industry peers over the performance period. The Company recognizes compensation expense on a straight-line basis over the three-year performance period without remeasurement. Compensation expense for awards where the service condition is met is recognized regardless of the actual number of shares issued. The expected volatility was based on the historical volatility of Southern Company's stock over a period equal to the performance period. The risk-free rate was based on the U.S. Treasury yield curve in effect at the time of grant that covers the performance period of the award units.

The following table shows the assumptions used in the pricing model and the weighted average grant-date fair value of performance share award units granted:

Year Ended December 31	2012	2011	2010
Expected volatility	**16.0%**	19.2%	20.7%
Expected term *(in years)*	**3.0**	3.0	3.0
Interest rate	**0.4%**	1.4%	1.4%
Annualized dividend rate	**$ 1.89**	$ 1.82	$ 1.75
Weighted average grant-date fair value	**$ 41.99**	$ 35.97	$ 30.13

Total unvested performance share units outstanding as of December 31, 2011 were 325,958. During 2012, 152,812 performance share units were granted, 179,917 performance shares were vested, and 18,853 performance share units were forfeited resulting in 280,000 unvested units outstanding at December 31, 2012. In January 2013, the vested performance share award units were converted into 242,938 shares outstanding at a share price of $43.05 for the three-year performance and vesting period ended December 31, 2012.

Total compensation cost for performance share units and the related tax benefit recognized in income were immaterial for all years presented. As of December 31, 2012, the amount of total unrecognized compensation cost related to performance share award units that will be recognized over a weighted-average period of approximately 11 months was immaterial.

9. NUCLEAR INSURANCE

Under the Price-Anderson Amendments Act (Act), the Company maintains agreements of indemnity with the NRC that, together with private insurance, cover third-party liability arising from any nuclear incident occurring at the Company's Plant Hatch and Plant Vogtle Units 1 and 2. The Act provides funds up to $12.6 billion for public liability claims that could arise from a single nuclear incident. Each nuclear plant is insured against this liability to a maximum of $375 million by American Nuclear Insurers (ANI), with the remaining coverage provided by a mandatory program of deferred premiums that could be assessed, after a nuclear incident, against all owners of commercial nuclear reactors. The Company could be assessed up to $117.5 million per incident for each licensed reactor it operates but not more than an aggregate of $17.5 million per incident to be paid in a calendar year for each reactor. Such maximum assessment, excluding any applicable state premium taxes, for the Company, based on its ownership and buyback interests in all licensed reactors, is $232 million, per incident, but not more than an aggregate of $35 million to be paid for each incident in any one year. See Note 4 to the financial statements herein for additional information on joint ownership agreements.

Both the maximum assessment per reactor and the maximum yearly assessment are adjusted for inflation at least every five years. The next scheduled adjustment is due no later than October 29, 2013.

The Company is a member of Nuclear Electric Insurance Limited (NEIL), a mutual insurer established to provide property damage insurance in an amount up to $500 million for members' operating nuclear generating facilities. Additionally, the Company has policies that currently provide decontamination, excess property insurance, and premature decommissioning coverage up to $2.25 billion for losses in excess of the $500 million primary coverage. This excess insurance is also provided by NEIL.

NEIL also covers the additional costs that would be incurred in obtaining replacement power during a prolonged accidental outage at a member's nuclear plant. Members can purchase this coverage, subject to a deductible waiting period of up to 26 weeks, with a maximum per occurrence per unit limit of $490 million. After the deductible period, weekly indemnity payments would be received until either the unit is operational or until the limit is exhausted in approximately three years. The Company purchases the maximum limit allowed by NEIL, subject to ownership limitations. Each facility has elected a 12-week deductible waiting period.

A builders' risk property insurance policy has been purchased from NEIL for the construction of Plant Vogtle Units 3 and 4. This policy provides the Owners up to $2.75 billion for accidental property damage occurring during construction.

Under each of the NEIL policies, members are subject to assessments if losses each year exceed the accumulated funds available to the insurer under that policy. The current maximum annual assessments for the Company under the NEIL policies would be $70 million.

Claims resulting from terrorist acts are covered under both the ANI and NEIL policies (subject to normal policy limits). The aggregate, however, that NEIL will pay for all claims resulting from terrorist acts in any 12-month period is $3.2 billion plus such additional amounts NEIL can recover through reinsurance, indemnity, or other sources.

For all on-site property damage insurance policies for commercial nuclear power plants, the NRC requires that the proceeds of such policies shall be dedicated first for the sole purpose of placing the reactor in a safe and stable condition after an accident. Any remaining proceeds are to be applied next toward the costs of decontamination and debris removal operations ordered by the NRC, and any further remaining proceeds are to be paid either to the Company or to its debt trustees as may be appropriate under the policies and applicable trust indentures. In the event of a loss, the amount of insurance available might not be adequate to cover property damage and other expenses incurred. Uninsured losses and other expenses, to the extent not recovered from customers, would be borne by the Company and could have a material effect on the Company's financial condition and results of operations.

All retrospective assessments, whether generated for liability, property, or replacement power, may be subject to applicable state premium taxes.

10. FAIR VALUE MEASUREMENTS

Fair value measurements are based on inputs of observable and unobservable market data that a market participant would use in pricing the asset or liability. The use of observable inputs is maximized where available and the use of unobservable inputs is minimized for fair value measurement and reflects a three-tier fair value hierarchy that prioritizes inputs to valuation techniques used for fair value measurement.

- Level 1 consists of observable market data in an active market for identical assets or liabilities.
- Level 2 consists of observable market data, other than that included in Level 1, that is either directly or indirectly observable.
- Level 3 consists of unobservable market data. The input may reflect the assumptions of the Company of what a market participant would use in pricing an asset or liability. If there is little available market data, then the Company's own assumptions are the best available information.

In the case of multiple inputs being used in a fair value measurement, the lowest level input that is significant to the fair value measurement represents the level in the fair value hierarchy in which the fair value measurement is reported.

As of December 31, 2012, assets and liabilities measured at fair value on a recurring basis during the period, together with the level of the fair value hierarchy in which they fall, were as follows:

	Fair Value Measurements Using			
As of December 31, 2012:	**Quoted Prices in Active Markets for Identical Assets (Level 1)**	**Significant Other Observable Inputs (Level 2)**	**Significant Unobservable Inputs (Level 3)**	**Total**
		(in millions)		
Assets:				
Energy-related derivatives	$ —	$ 11	$ —	$ 11
Nuclear decommissioning trusts:[a]				
Domestic equity	162	1	—	163
Foreign equity	—	117	—	117
U.S. Treasury and government agency securities	—	105	—	105
Municipal bonds	—	55	—	55
Corporate bonds	—	133	—	133
Mortgage and asset backed securities	—	115	—	115
Other investments	—	10	—	10
Cash equivalents	15	—	—	15
Total	$ 177	$ 547	$ —	$ 724
Liabilities:				
Energy-related derivatives	$ —	$ 45	$ —	$ 45

(a) Includes the investment securities pledged to creditors and collateral received, and excludes receivables related to investment income, pending investment sales, and payables related to pending investment purchases and the lending pool. See Note 1 under "Nuclear Decommissioning" for additional information.

As of December 31, 2011, assets and liabilities measured at fair value on a recurring basis during the period, together with the level of the fair value hierarchy in which they fall, were as follows:

	Fair Value Measurements Using			
As of December 31, 2011:	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
		(in millions)		
Assets:				
Energy-related derivatives	$ —	$ 13	$ —	$ 13
Nuclear decommissioning trusts:[(a)]				
Domestic equity	143	1	—	144
Foreign equity	100	—	—	100
U.S. Treasury and government agency securities	—	25	—	25
Municipal bonds	—	82	—	82
Corporate bonds	—	167	—	167
Mortgage and asset backed securities	—	123	—	123
Other investments	—	25	—	25
Cash equivalents	13	—	—	13
Total	$ 256	$ 436	$ —	$ 692
Liabilities:				
Energy-related derivatives	$ —	$ 95	$ —	$ 95

(a) Includes the investment securities pledged to creditors and collateral received, and excludes receivables related to investment income, pending investment sales, and payables related to pending investment purchases and the lending pool. See Note 1 under "Nuclear Decommissioning" for additional information.

Valuation Methodologies

The energy-related derivatives primarily consist of over-the-counter financial products for natural gas, including, from time to time, basis swaps. These are standard products used within the energy industry and are valued using the market approach. The inputs used are mainly from observable market sources, such as forward natural gas prices, implied volatility, and London Interbank Offered Rate interest rates. See Note 11 for additional information on how these derivatives are used.

For fair value measurements of investments within the nuclear decommissioning trusts, specifically the fixed income assets using significant other observable inputs and unobservable inputs, the primary valuation technique used is the market approach. External pricing vendors are designated for each of the asset classes in the nuclear decommissioning trusts with each security discriminately assigned a primary pricing source, based on similar characteristics.

A market price secured from the primary source vendor is then evaluated by management in its valuation of the assets within the trusts. As a general approach, market pricing vendors gather market data (including indices and market research reports) and integrate relative credit information, observed market movements, and sector news into proprietary pricing models, pricing systems, and mathematical tools. Dealer quotes and other market information including live trading levels and pricing analysts' judgment are also obtained when available.

As of December 31, 2012 and 2011, the fair value measurements of investments calculated at net asset value per share (or its equivalent), as well as the nature and risks of those investments, were as follows:

		Fair Value	Unfunded Commitments	Redemption Frequency	Redemption Notice Period
As of December 31, 2012:		*(in millions)*			
Nuclear decommissioning trusts:					
Foreign equity fund	$	117	None	Monthly	5 days
Corporate bonds — commingled funds		9	None	Daily	Not applicable
Other — commingled funds		10	None	Daily	Not applicable
Cash equivalents:					
Money market funds		15	None	Daily	Not applicable
As of December 31, 2011:					
Nuclear decommissioning trusts:					
Corporate bonds — commingled funds	$	32	None	Daily	Not applicable
Other — commingled funds		25	None	Daily	Not applicable
Cash equivalents:					
Money market funds		13	None	Daily	Not applicable

The NRC requires licensees of commissioned nuclear power reactors to establish a plan for providing reasonable assurance of funds for future decommissioning. The foreign equity fund in the nuclear decommissioning trusts seeks to provide long-term capital appreciation. In pursuing this investment objective, the foreign equity fund primarily invests in a diversified portfolio of equity securities of foreign companies, including those in emerging markets. These equity securities may include, but are not limited to, common stocks, preferred stocks, real estate investment trusts, convertible securities and depositary receipts, including American depositary receipts, European depositary receipts and global depositary receipts, and rights and warrants to buy common stocks. The Company may withdraw all or a portion of its investment on the last business day of each month subject to a minimum withdrawal of $1 million, provided that a minimum investment of $10 million remains. If notices of withdrawal exceed 20% of the aggregate value of the foreign equity fund, then the foreign equity fund's board may refuse to permit the withdrawal of all such investments and may scale down the amounts to be withdrawn pro rata and may further determine that any withdrawal that has been postponed will have priority on the subsequent withdrawal date.

The commingled funds in the nuclear decommissioning trusts are invested primarily in a diversified portfolio including, but not limited to, commercial paper, notes, repurchase agreements, and other evidences of indebtedness with a maturity not exceeding 13 months from the date of purchase. The commingled funds will, however, generally maintain a dollar-weighted average portfolio maturity of 90 days or less. The assets may be longer term investment grade fixed income obligations with maturity shortening provisions. The primary objective for the commingled funds is a high level of current income consistent with stability of principal and liquidity. The commingled funds included within corporate bonds represent the investment of cash collateral received under the Funds' managers' securities lending program that can only be sold upon the return of the loaned securities. See Note 1 under "Nuclear Decommissioning" for additional information.

The money market funds are short-term investments of excess funds in various money market mutual funds, which are portfolios of short-term debt securities. The money market funds are regulated by the SEC and typically receive the highest rating from credit rating agencies. Regulatory and rating agency requirements for money market funds include minimum credit ratings and maximum maturities for individual securities and a maximum weighted average portfolio maturity. Redemptions are available on a same day basis up to the full amount of the Company's investment in the money market funds.

As of December 31, 2012 and 2011, other financial instruments for which the carrying amount did not equal fair value were as follows:

	Carrying Amount	Fair Value
	(in millions)	
Long-term debt:		
2012	**$ 9,624**	**$ 10,427**
2011	$ 8,418	$ 9,209

The fair values are determined using Level 2 measurements and are based on quoted market prices for the same or similar issues or on current rates offered to the Company.

11. DERIVATIVES

The Company is exposed to market risks, primarily commodity price risk and interest rate risk. To manage the volatility attributable to these exposures, the Company nets its exposures, where possible, to take advantage of natural offsets and enters into various derivative transactions for the remaining exposures pursuant to the Company's policies in areas such as counterparty exposure and risk management practices. The Company's policy is that derivatives are to be used primarily for hedging purposes and mandates strict adherence to all applicable risk management policies. Derivative positions are monitored using techniques including, but not limited to, market valuation, value at risk, stress testing, and sensitivity analysis. Derivative instruments are recognized at fair value in the balance sheets as either assets or liabilities and are presented on a gross basis.

Energy-Related Derivatives

The Company enters into energy-related derivatives to hedge exposures to electricity, gas, and other fuel price changes. However, due to cost-based rate regulations and other various cost recovery mechanisms, the Company has limited exposure to market volatility in commodity fuel prices and prices of electricity. The Company manages a fuel hedging program, implemented per the guidelines of the Georgia PSC, through the use of financial derivative contracts, which is expected to continue to mitigate price volatility.

To mitigate residual risks relative to movements in gas prices, the Company may enter into fixed-price contracts for natural gas purchases; however, a significant portion of contracts are priced at market.

Energy-related derivative contracts are accounted for in one of two methods:

- *Regulatory Hedges* – Energy-related derivative contracts which are designated as regulatory hedges relate primarily to the Company's fuel hedging program, where gains and losses are initially recorded as regulatory liabilities and assets, respectively, and then are included in fuel expense as the underlying fuel is used in operations and ultimately recovered through the fuel cost recovery mechanism.
- *Not Designated* – Gains and losses on energy-related derivative contracts that are not designated or fail to qualify as hedges are recognized in the statements of income as incurred.

Some energy-related derivative contracts require physical delivery as opposed to financial settlement, and this type of derivative is both common and prevalent within the electric industry. When an energy-related derivative contract is settled physically, any cumulative unrealized gain or loss is reversed and the contract price is recognized in the respective line item representing the actual price of the underlying goods being delivered.

At December 31, 2012, the net volume of energy-related derivative contracts for natural gas positions totaled 105 million mmBtu (million British thermal units), all of which expire by 2017, which is the longest hedge date.

In addition to the volume discussed above, the Company enters into physical natural gas supply contracts that provide the option to sell back excess gas due to operational constraints. The expected volume of natural gas subject to such a feature is 3 million mmBtu for the Company.

Interest Rate Derivatives

The Company may also enter into interest rate derivatives to hedge exposure to changes in interest rates. Derivatives related to existing variable rate securities or forecasted transactions are accounted for as cash flow hedges where the effective portion of the derivatives' fair value gains or losses is recorded in OCI and is reclassified into earnings at the same time the hedged transactions affect earnings. The derivatives employed as hedging instruments are structured to minimize ineffectiveness, which is recorded directly to income.

At December 31, 2012, there were no interest rate derivatives outstanding.

The estimated pre-tax losses that will be reclassified from OCI to interest expense for the 12-month period ending December 31, 2013 are not expected to have a material impact on the Company's financial statements. The Company has deferred gains and losses related to interest rate derivative settlements that are expected to be amortized into earnings through 2037.

Derivative Financial Statement Presentation and Amounts

At December 31, 2012 and 2011, the fair value of energy-related derivatives was reflected in the balance sheets as follows:

	Asset Derivatives			Liability Derivatives		
Derivative Category	**Balance Sheet Location**	**2012**	2011	**Balance Sheet Location**	**2012**	2011
		(in millions)			*(in millions)*	
Derivatives designated as hedging instruments for regulatory purposes						
Energy-related derivatives:	Other current assets	**$ 6**	$ 8	Liabilities from risk management activities	**$ 30**	$ 68
	Other deferred charges and assets	**5**	5	Other deferred credits and liabilities	**15**	27
Total derivatives designated as hedging instruments for regulatory purposes		**$ 11**	$ 13		**$ 45**	$ 95

All derivative instruments are measured at fair value. See Note 10 for additional information.

At December 31, 2012 and 2011, the pre-tax effects of unrealized derivative gains (losses) arising from energy-related derivative instruments designated as regulatory hedging instruments and deferred on the balance sheets were as follows:

	Unrealized Losses			Unrealized Gains		
Derivative Category	**Balance Sheet Location**	**2012**	2011	**Balance Sheet Location**	**2012**	2011
		(in millions)			*(in millions)*	
Energy-related derivatives:	Other regulatory assets, current	**$ (30)**	$ (68)	Other regulatory liabilities, current	**$ 6**	$ 8
	Other regulatory assets, deferred	**(15)**	(27)	Other deferred credits and liabilities	**5**	5
Total energy-related derivative gains (losses)		**$ (45)**	$ (95)		**$ 11**	$ 13

The pre-tax effects of gains (losses) related to interest rate derivatives designated as cash flow hedging instruments recognized in OCI were not material for any year presented. Gains (losses) reclassified from accumulated OCI into income were as follows:

Gain (Loss) Reclassified from Accumulated OCI into Income (Effective Portion)

	Amount		
Statements of Income Location	**2012**	2011	2010
		(in millions)	
Interest expense, net of amounts capitalized	**$ (3)**	$ (4)	$ (16)

There was no material ineffectiveness recorded in earnings for any period presented. The pre-tax effect of energy-related derivatives not designated as hedging instruments on the statements of income was not material for any year presented.

Contingent Features

The Company does not have any credit arrangements that would require material changes in payment schedules or terminations as a result of a credit rating downgrade. There are certain derivatives that could require collateral, but not accelerated payment, in the event of various credit rating changes of certain affiliated companies. At December 31, 2012, the fair value of derivative liabilities with contingent features was $6 million.

At December 31, 2012, the Company had no collateral posted with its derivative counterparties; however, because of the joint and several liability features underlying these derivatives, the maximum potential collateral requirements arising from the credit-risk-related contingent features, at a rating below BBB- and/or Baa3, were $15 million.

Generally, collateral may be provided by a Southern Company guaranty, letter of credit, or cash. The Company participates in certain agreements that could require collateral in the event that one or more Southern Company system power pool participants has a credit rating change to below investment grade.

12. QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

Summarized quarterly financial information for 2012 and 2011 is as follows:

Quarter Ended	Operating Revenues	Operating Income	Net Income After Dividends on Preferred and Preference Stock
		(in millions)	
March 2012	**$ 1,745**	**$ 344**	**$ 167**
June 2012	**2,020**	**535**	**295**
September 2012	**2,498**	**924**	**525**
December 2012	**1,735**	**400**	**181**
March 2011	$ 1,989	$ 393	$ 206
June 2011	2,265	537	309
September 2011	2,788	895	520
December 2011	1,758	222	110

The Company's business is influenced by seasonal weather conditions.

SELECTED FINANCIAL AND OPERATING DATA 2008-2012
Georgia Power Company 2012 Annual Report

	2012	2011	2010	2009	2008
Operating Revenues (in millions)	**$ 7,998**	$ 8,800	$ 8,349	$ 7,692	$ 8,412
Net Income After Dividends on Preferred and Preference Stock (in millions)	**$ 1,168**	$ 1,145	$ 950	$ 814	$ 903
Cash Dividends on Common Stock (in millions)	**$ 983**	$ 1,096	$ 820	$ 739	$ 721
Return on Average Common Equity (percent)	**12.76**	12.89	11.42	11.01	13.56
Total Assets (in millions)	**$ 28,803**	$ 27,151	$ 25,914	$ 24,295	$ 22,316
Gross Property Additions (in millions)	**$ 1,838**	$ 1,981	$ 2,401	$ 2,646	$ 1,953
Capitalization (in millions):					
Common stock equity	**$ 9,273**	$ 9,023	$ 8,741	$ 7,903	$ 6,879
Preferred and preference stock	**266**	266	266	266	266
Long-term debt	**7,994**	8,018	7,931	7,782	7,006
Total (excluding amounts due within one year)	**$ 17,533**	$ 17,307	$ 16,938	$ 15,951	$ 14,151
Capitalization Ratios (percent):					
Common stock equity	**52.9**	52.1	51.6	49.5	48.6
Preferred and preference stock	**1.5**	1.5	1.6	1.7	1.9
Long-term debt	**45.6**	46.4	46.8	48.8	49.5
Total (excluding amounts due within one year)	**100.0**	100.0	100.0	100.0	100.0
Customers (year-end):					
Residential	**2,062,040**	2,047,390	2,049,770	2,043,661	2,039,503
Commercial	**297,294**	296,143	296,140	295,375	295,925
Industrial	**8,246**	8,279	8,136	8,202	8,248
Other	**7,724**	7,521	7,309	6,580	5,566
Total	**2,375,304**	2,359,333	2,361,355	2,353,818	2,349,242
Employees (year-end)	**8,094**	8,310	8,330	8,599	9,337

SELECTED FINANCIAL AND OPERATING DATA 2008-2012 (continued)
Georgia Power Company 2012 Annual Report

	2012	2011	2010	2009	2008
Operating Revenues (in millions):					
Residential	**$ 2,986**	$ 3,241	$ 3,072	$ 2,686	$ 2,648
Commercial	**2,965**	3,217	3,011	2,826	2,917
Industrial	**1,322**	1,547	1,441	1,318	1,640
Other	**89**	94	84	82	81
Total retail	**7,362**	8,099	7,608	6,912	7,286
Wholesale — non-affiliates	**281**	341	380	395	569
Wholesale — affiliates	**20**	32	53	112	286
Total revenues from sales of electricity	**7,663**	8,472	8,041	7,419	8,141
Other revenues	**335**	328	308	273	271
Total	**$ 7,998**	$ 8,800	$ 8,349	$ 7,692	$ 8,412
Kilowatt-Hour Sales (in millions):					
Residential	**25,742**	27,223	29,433	26,272	26,412
Commercial	**32,270**	32,900	33,855	32,593	33,058
Industrial	**23,089**	23,519	23,209	21,810	24,164
Other	**641**	657	663	671	671
Total retail	**81,742**	84,299	87,160	81,346	84,305
Wholesale — non-affiliates	**2,934**	3,904	4,662	5,208	9,755
Wholesale — affiliates	**600**	626	1,000	2,504	3,695
Total	**85,276**	88,829	92,822	89,058	97,755
Average Revenue Per Kilowatt-Hour (cents):					
Residential	**11.60**	11.91	10.44	10.22	10.03
Commercial	**9.19**	9.78	8.89	8.67	8.82
Industrial	**5.73**	6.58	6.21	6.04	6.79
Total retail	**9.01**	9.61	8.73	8.50	8.64
Wholesale	**8.52**	8.23	7.65	6.57	6.36
Total sales	**8.99**	9.54	8.66	8.33	8.33
Residential Average Annual Kilowatt-Hour Use Per Customer	**12,509**	13,288	14,367	12,848	12,969
Residential Average Annual Revenue Per Customer	**$ 1,451**	$ 1,582	$ 1,499	$ 1,314	$ 1,300
Plant Nameplate Capacity Ratings (year-end) (megawatts)	**17,984**	16,588	15,992	15,995	15,995
Maximum Peak-Hour Demand (megawatts):					
Winter	**14,104**	14,800	15,614	15,173	14,221
Summer	**16,440**	16,941	17,152	16,080	17,270
Annual Load Factor (percent)	**59.1**	59.5	60.9	60.7	58.4
Plant Availability (percent)*:					
Fossil-steam	**90.3**	88.6	88.6	92.5	91.0
Nuclear	**94.1**	92.2	94.0	88.4	89.8
Source of Energy Supply (percent):					
Coal	**26.6**	44.4	51.8	52.3	58.7
Nuclear	**18.3**	16.6	16.4	16.2	14.8
Hydro	**0.7**	1.1	1.4	1.8	0.6
Oil and gas	**22.0**	8.9	8.0	7.7	5.1
Purchased power -					
From non-affiliates	**6.8**	6.1	5.2	4.4	5.1
From affiliates	**25.6**	22.9	17.2	17.6	15.7
Total	**100.0**	100.0	100.0	100.0	100.0

* Beginning in 2012, plant availability is calculated as a weighted equivalent availability.

DIRECTORS AND OFFICERS

Georgia Power Company 2012 Annual Report

Directors

W. Paul Bowers
President and Chief Executive Officer
Georgia Power Company

Robert L. Brown, Jr.
President and Chief Executive Officer
R. L. Brown & Associates, Inc.

Anna R. Cablik
Owner and President
Anatek, Inc. and Anasteel & Supply Company, LLC

Thomas A. Fanning
Chairman, President, and Chief Executive Officer
The Southern Company

Stephen S. Green
President and Chief Executive Officer
Stephen Green Properties, Inc.

Jimmy C. Tallent
President and Chief Executive Officer
United Community Banks, Inc.

Charles K. Tarbutton
Assistant Vice President
Sandersville Railroad Company

Beverly Daniel Tatum
President
Spelman College

D. Gary Thompson
Retired (12/2004)
(Wachovia Corporation)

Clyde C. Tuggle (Elected effective 1/1/2013)
Senior Vice President, Chief Public Affairs and Communications Officer
The Coca-Cola Company

Richard W. Ussery
Retired (7/2006)
(Total System Services, Inc.)

E. Jenner Wood III (Resigned effective 5/22/2012)
Chairman, President, and Chief Executive Officer
SunTrust Bank, Georgia/North Florida Division

Officers

W. Paul Bowers
President and Chief Executive Officer
Georgia Power Company

W. Craig Barrs
Executive Vice President
External Affairs

W. Ron Hinson (Elected effective 3/31/2013)
Executive Vice President, Chief Financial Officer, Treasurer, and Comptroller

Ronnie R. Labrato (Retired effective 3/31/2013)
Executive Vice President, Chief Financial Officer, and Treasurer

Joseph A. (Buzz) Miller
Executive Vice President
Nuclear Development

Anthony L. Wilson
Executive Vice President
Customer Service and Operations

Michael K. Anderson
Senior Vice President
Charitable Giving

Thomas P. Bishop
Senior Vice President, General Counsel, Corporate Secretary, and Chief Compliance Officer

Stan W. Connally (Resigned effective 7/1/2012)
Senior Vice President
Fossil & Hydro Generation and
Senior Production Officer

Walter Dukes
Senior Vice President
Metro Atlanta Regions

John L. Pemberton (Elected effective 7/1/2012)
Senior Vice President and Senior Production Officer

Melissa K. Caen
Assistant Secretary

Moanica M. Caston
Vice President
Diversity

DIRECTORS AND OFFICERS

Georgia Power Company 2012 Annual Report

Lenn H. Chandler
Region Vice President
Northeast

Pedro P. Cherry
Vice President
Community and Economic Development

P. Mike Clanton
Vice President
Land

Jason T. Cuevas
Vice President
Corporate Communication

Ann P. Daiss (Resigned effective 3/31/2013)
Vice President, Comptroller, and Chief Accounting Officer

J. Truitt Eavenson
Region Vice President
East

A. Bryan Fletcher
Vice President
Supply Chain Management

Jim R. Fletcher
Vice President
Governmental and Regulatory Affairs

Michael A. Hazelton
Vice President
Marketing

Cathy P. Hill
Region Vice President
Coastal

Gerald L. Johnson (Retired effective 1/1/2013)
Vice President
Customer Services

Anne H. Kaiser
Region Vice President
Northwest

Stacy R. Kilcoyne
Vice President
Human Resource Services

Danny W. Lindsey
Vice President
Transmission

Earl C. Long
Assistant Treasurer

Jacki W. Lowe
Region Vice President
West

Terri H. Lupo
Region Vice President
South

Leonard Owens (Elected effective 1/17/2012)
Vice President
Human Resources and Labor

Laura I. Patterson
Assistant Comptroller and Assistant Secretary

Gregory N. Roberts
Vice President
Pricing and Planning

Louise L. Scott
Vice President
Information Technology

Ronald Shipman
Vice President
Environmental Affairs

Leslie R. Sibert
Vice President
Distribution

Elliott L. Spencer
Assistant Comptroller

H. Murray Weaver II
Vice President
Sales

Thomas J. Wicker
Region Vice President
Central

James D. Wynn, Jr.
Vice President
Corporate Services

General
This annual report is submitted for general information and is not intended for use in connection with any sale or purchase of, or any solicitation of offers to buy or sell, securities.

Profile
The Company operates as a vertically integrated utility providing electricity to retail customers within its traditional service area located within the State of Georgia and to wholesale customers in the Southeast. The Company sells electricity to approximately 2.4 million customers within its service area. In 2012, retail energy sales accounted for 96% of the Company's total sales of 85.3 billion kilowatt-hours.

The Company is a wholly owned subsidiary of The Southern Company, which is the parent company of four traditional operating companies, a wholesale generation subsidiary, and other direct and indirect subsidiaries.

Trustee, Registrar, and Interest Paying Agent
All series of Senior Notes
The Bank of New York Mellon
101 Barclay Street, 8 West
New York, New York 10286

Registrar, Transfer Agent, and Dividend Paying Agent
For Preferred Stock and Preference Stock
Computershare Shareowner Services, LLC
P.O. Box 43006
Providence, RI 02940-3006
(800) 554-7626

www.computershare.com/investor

There is no market for the Company's common stock, all of which is owned by Southern Company.

Dividends on the Company's common stock are payable at the discretion of the Company's board of directors. The dividends declared by the Company to its common stockholder for the past two years were as follows:

Quarter	2012	2011
	(in thousands)	
First	$227,075	$224,025
Second	227,075	224,025
Third	227,075	224,025
Fourth	302,075	424,025

All of the outstanding shares of the Company's preferred and preference stock are registered in the name of Cede & Co., as nominee for The Depository Trust Company.

Form 10-K
A copy of the Form 10-K as filed with the Securities and Exchange Commission will be provided without charge upon written request to the office of the Corporate Secretary. Requests for copies should be directed to the Corporate Secretary, 241 Ralph McGill Boulevard, N.E., Atlanta, GA 30308-3374. For additional information, contact the office of the Corporate Secretary at (404) 506-7455.

Georgia Power Company
241 Ralph McGill Boulevard, N.E.
Atlanta, GA 30308-3374
(404) 506-6526

Auditors
Deloitte & Touche LLP
Suite 2000
191 Peachtree Street, N.E.
Atlanta, GA 30303

Legal Counsel
Troutman Sanders LLP
600 Peachtree Street, N.E.
Suite 5200
Atlanta, GA 30308

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